Exhibit 99.2

Notice of Annual General and Special Meeting of

Shareholders

An Annual General and Special Meeting of Shareholders of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance” or the “company”) will be held on Friday, June 24, 2022 at 10:00 a.m. Eastern Daylight Time (“EDT”) in a virtual-only format, via live audio and video webcast available online at https://web.lumiagm.com/401685876 (Password: “brookfield2022” (case sensitive)):

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2021, including the external auditor’s report thereon;

2.	to elect each of the eight (8) director nominees of the company who will serve until the next annual meeting of shareholders;

3.

to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass an ordinary resolution increasing the maximum size of the company’s board of directors from eight (8) to sixteen (16);

5.

to consider and, if thought advisable, pass an ordinary resolution increasing the authorized share capital of the company by US$19,730,000,000 to include 500,000,000 class A-1 exchangeable non-voting shares;

6.	to consider and, if thought advisable, pass an ordinary resolution approving:

(i)

a quarterly return of capital distribution on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or about September 30, 2022, December 31, 2022, March 31, 2023 and June 30, 2023;

(ii)

an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1 of the company, and corresponding reductions to the authorized share capital of the company, in respect of the period ending on or about December 15, 2022; and

7.

to consider and, if thought advisable, pass an ordinary resolution adopting amendments to the bye-laws of the company to give effect to the foregoing resolutions and to reflect certain other amendments of a housekeeping nature.

Details of the matters proposed to be put before the meeting are set forth in our management information circular (the “Circular”) accompanying this notice of meeting under the heading “Business of the Meeting”. The full text of the resolutions described above are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular.

We will also consider any other business that may properly come before the meeting.

Given the unprecedented public health impact of the COVID-19 virus, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, this year’s meeting will be held in a virtual-only format. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://web.lumiagm.com/401685876 and entering your control number and password “brookfield2022” (case sensitive). See “Q&A on Voting” in our Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on May 24, 2022. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

Notice to Shareholders in the United States and

Canada

The company exists under the laws of the Bermuda. Accordingly, the solicitation of proxies pursuant to this Circular relates to securities of a Bermuda issuer and is being effected in accordance with Bermuda corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”) and under Canadian securities laws are not applicable to the company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Bermuda law may be different from such requirements under U.S. and Canadian securities laws. Shareholders should also be aware that requirements under Bermuda law as they relate to Bermuda companies may differ from requirements under U.S. and Canadian corporate and securities laws as they apply to U.S. or Canadian companies, respectively.

Instructions on Voting at the

Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on June 22, 2022 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•	On the Internet at www.tsxtrust.com/vote-proxy;

•	By mail using the enclosed return envelope or one addressed to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

•	By Facsimile at 1-866-781-3111 (North America) or 416-368-2502 (outside North America); or

•	By Email: Scan and send your signed proxy to proxyvote@tmx.com.

Information for

Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, TSX Trust Company by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request by no later than the Proxy Deadline.

By Order of the Board

Anna Knapman-Scott

Anna Knapman-Scott

Corporate Secretary

May 13, 2022

Letter to Shareholders

To our shareholders,

On behalf of the board of directors, we are pleased to invite you to attend the 2022 annual general and special meeting of Brookfield Asset Management Reinsurance Partners Ltd. (the “company” or “Brookfield Reinsurance”). The meeting will occur by webcast at 10:00 a.m. Eastern Daylight Time on Friday, June 24, 2022. You can read about the business of the meeting beginning on page 11 of the accompanying Management Information Circular (the “Circular”). This Circular also provides important information on voting your shares at the meeting, our eight (8) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

On June 28, 2021, our company was spun off from Brookfield Asset Management Inc. (“Brookfield Asset Management”) by way of a special dividend. The company was established to own and operate a leading reinsurance business focused on providing capital-based and annuity solutions to insurance and reinsurance companies and pension risk transfer products for pension plan sponsors. In doing so, we seek to match long-duration liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose. An investment in the company’s class A exchangeable limited voting shares (“class A exchangeable shares”) is intended to be, as nearly as practicable, functionally and economically equivalent to an investment in class A limited voting shares (“Brookfield Class A Share”) of Brookfield Asset Management. Each class A exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time and receives distributions, at the same time and in the same amounts per share as the cash dividends paid on each as a Brookfield Class A Share. Due to this intended economic equivalence, we strongly encourage shareholders to read the company’s disclosures together with those of Brookfield Asset Management.

At the meeting our company will be seeking approval from shareholders to increase the authorized share capital of our company to create a new class A-1 exchangeable non-voting shares (“class A-1 exchangeable shares”, together with the class A exchangeable shares, the “exchangeable shares”). The class A-1 exchangeable shares are being created in order to increase flexibility for our company to raise capital from time to time, allowing us to continue to pursue growth opportunities in the future that will broaden the equity base and market capitalization of our company. Our new class A-1 exchangeable shares will be non-voting and, in certain circumstances, will be convertible on a one-for-one basis into class A exchangeable shares. The class A-1 exchangeable shares are non-voting in order to address certain insurance regulations applicable to Brookfield Reinsurance, which generally prohibit any person from owning more than 10% of the voting shares of our company without having received the requisite regulatory approvals. The class A-1 exchangeable shares are convertible into class A exchangeable shares and exchangeable on a one-for-one basis into a Brookfield Class A Share. Distributions on the class A-1 exchangeable shares, once issued, will be paid at the same time and in the same amount per share as dividends on the Brookfield Class A Shares and the class A exchangeable shares.

The increase to the authorized share capital of our company to create the class A-1 exchangeable shares requires the approval by our shareholders as described in the accompanying Circular.

Please take the time to read our Circular and determine how you will vote your shares.

On behalf of the board of directors, I wish to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on Friday, June 24, 2022.

Yours truly,

Sachin Shah

Sachin Shah

Chair of the board of directors

May 2022

Management Information Circular

Table of Contents

PART ONE – VOTING INFORMATION	1

Who Can Vote	1
Q & A on Voting	2
Principal Holders of Voting Shares	10

PART TWO – BUSINESS OF THE MEETING	11

1. Receiving the Consolidated Financial Statements	11
2. Election of Directors	11
Voting by Proxy	12
Director Nominees	12
Summary of 2022 Nominees for Director	19
2021 Director Attendance	20
3. Appointment of External Auditor	20
Principal Accounting Firm Fees	20
4. Increase the Maximum Size of the Board	21
5. Increase to Authorized Share Capital in Connection with the Creation of the Class A-1 Exchangeable Shares	21
6. Return of Capital Distributions and Capital Reductions	22
7. Bye-Law Amendments	23

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	25

Overview	25
Board of Directors	25
Code of Business Conduct and Ethics	32
Personal Trading Policy	32

PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	33

Director Compensation	33
Equity Ownership of Directors	34

PART FIVE – REPORT ON EXECUTIVE COMPENSATION	35

Compensation Philosophy of our Company	35
Compensation Elements for our NEOs	35
Base Salaries	36
Cash Bonus and Long-Term Incentive Plans	36
Summary of Compensation	38
Pension and Retirement Benefits	43
Termination and Change of Control Benefits	43

PART SIX – OTHER INFORMATION	45

Indebtedness of Directors, Officers and Employees	45
Audit Committee	45
Additional Information	45
Other Business	46
Directors’ Approval	47

APPENDIX A - RESOLUTIONS TO BE APPROVED AT THE MEETING	A-1

APPENDIX B – PROPOSED SECOND AMENDED AND RESTATED BYE-LAWS	B-1

APPENDIX C – CHARTER OF THE BOARD	C-1

APPENDIX D – CHARTER OF THE AUDIT COMMITTEE	D-1

Part One – Voting Information

This Management Information Circular (“Circular”) is provided in connection with the solicitation of proxies by management of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”, “we,” “our” or the “company”) for the Annual General and Special Meeting of Shareholders of the company (the “meeting”) referred to in the company’s Notice of Annual General and Special Meeting of Shareholders dated May 13, 2022 (the “Notice”) to be held in a virtual meeting format only on June 24, 2022 at 10:00 a.m. Eastern Daylight Time (“EDT”). See “Q&A on Voting” on page 2 of this Circular for further information.

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the company for use at the meeting. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing, by e-mail or by telephone. The cost of solicitation will be borne by the company.

Our company’s class A exchangeable shares (the “class A exchangeable shares”) are intended to be, as nearly as practicable, functionally and economically equivalent to the class A limited voting shares (“Brookfield Class A Shares”) of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield”). Each class A exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time. We therefore expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by Brookfield Asset Management in its continuous disclosure filings. Copies of Brookfield Asset Management’s continuous disclosure filings are available electronically on Brookfield Asset Management’s SEDAR profile at www.sedar.com and on Brookfield Asset Management’s EDGAR profile at www.sec.gov/edgar.

The information in this Circular is given as at May 13, 2022, unless otherwise indicated. As the company operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Who Can Vote

As of May 13, 2022, the company had 10,877,989 class A exchangeable shares and 24,000 class B shares (the “class B shares”) outstanding. The class A exchangeable shares are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAMR”. The class B shares are all privately held (see “Principal Holders of Voting Shares” on page 10 of this Circular for further information). Each registered holder of record of class A exchangeable shares or class B shares as at the close of business on May 24, 2022 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a class A exchangeable share or a class B share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the class A exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of class A exchangeable shares and by the holders of class B shares who vote in respect of the resolution, each voting as a separate class. As a result, holders of class A exchangeable shares and class B shares will be entitled to vote on all matters to be presented at the meeting.

Holders of the class A exchangeable shares are entitled, as a class, to elect one-half of the board of directors of the company, and holders of class B shares are entitled, as a class, to elect the other one-half of the Board. See “Election of Directors” on page 11 of this Circular for further information.

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Holders of the company’s class C shares (the “class C shares”), all of which are held by Brookfield Asset Management, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. Under our bye-laws, prior written consent of the holder of our class C shares, is required for the amendments to our bye-laws and such consent has been obtained. No other matters being put forward at the meeting require the approval of the holder of class C shares.

Q & A on Voting

What am I voting on?

At the meeting, shareholders will be called upon to vote on the following matters:

1.	the election of directors to the board of directors of the company who will serve until the next annual meeting of shareholders;

2.

the re-appointment of Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

3.	an ordinary resolution increasing the maximum size of the company’s board of directors from eight (8) to sixteen (16);

4.	an ordinary resolution increasing the authorized share capital of the company by US$19,730,000,000 to include 500,000,000 class A-1 exchangeable shares (the “class A-1 exchangeable shares”);

5.	an ordinary resolution approving:

(i)

a quarterly return of capital distribution on the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company in respect of the periods ending on or about September 30, 2022, December 31, 2022, March 31, 2023 and June 30, 2023 (the “Return of Capital Distribution Resolution”);

(ii)

an annual return of capital distribution on the class A junior preferred shares, series 1 of the company (the “Class A Junior Preferred Shares, Series 1”), and corresponding reductions to the authorized share capital of the company, in respect of the period ending on or about December 15, 2022; and

6.	an ordinary resolution adopting amendments to the bye-laws of the company to give effect to the foregoing resolutions and to reflect certain other amendments of a housekeeping nature.

The full text of the resolutions described above are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular.

The board of directors of Brookfield Reinsurance (the “Board”) unanimously recommends that shareholders vote in favour of each of the items described above. The Board also recommends that the eight (8) director nominees be elected at the meeting to serve as directors of the company until the next annual meeting of shareholders or until their successors are elected or appointed.

Who is entitled to vote?

Holders of class A exchangeable shares or class B shares at the close of business on May 24, 2022 are entitled to one vote per share on the items of business identified above, except as otherwise provided in this Circular.

In the election of directors, holders of class A exchangeable shares and class B shares will each be entitled to elect one-half of the board. Our bye-laws provide for cumulative voting in that each holder of class A exchangeable shares

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and class B shares, as applicable, has the right to cast a number of votes equal to the number of votes attached to such shares held by the holder multiplied by the number of directors to be elected by the holder and all holders of shares of the class entitled to vote with such holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting the form of proxy or voting instruction form by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than 5:00 p.m. (EDT) on June 22, 2022 and providing TSX Trust with information on your appointee. TSX Trust will provide your appointee with a 13 digit control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Under our bye-laws, prior written consent of the holder of our class C shares (Brookfield Asset Management), is required for the amendments to our bye-laws. On May 12, 2022, we received written consent of Brookfield Asset Management approving these matters.

How do I vote?

Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

A registered shareholder who plans to vote at the meeting online should attend the live audio webcast online at https://web.lumiagm.com/401685876 password: “brookfield2022” (case sensitive) (meeting ID: 401-685-876) by following the instructions below under “Q & A on Voting - What if I plan to attend the meeting and vote by online ballot?”.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5 p.m. EDT on Wednesday, June 22, 2022. You can cast your proxy vote in the following ways:

•

On the Internet: A registered shareholder can go to the website at www.tsxtrust.com/vote-proxy and follow the instructions on the screen. The shareholder will need the 13-digit Control Number found on his, her or its proxy.

•	By Mail: A registered shareholder can complete the proxy as directed and mail your signed proxy using the business reply envelope accompany your proxy.

•	By Facsimile: A registered shareholder can complete the proxy as directed and return it to TSX Trust Company by facsimile at (416) 368-2502 or 1-866-781-3111.

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•	By Email: Scan and send your signed proxy to proxyvote@tmx.com

•	By Phone: Call by telephone at 1-888-489-5760

Non-Registered Shareholders

Before the meeting, a non-registered shareholder may vote in any of the ways set out below. If you are not attending the virtual meeting and wish to vote by proxy as set out in the instructions below, we must receive your vote by 5 p.m. EDT on Wednesday, June 22, 2022.

•

On the Internet: A non-registered shareholder can go to the website indicated on his, her or its voting instruction form and follow the instructions on the screen. The shareholder will need the Control Number found on his, her or its voting instruction form.

•

By Mail: A non-registered shareholder can complete the voting instruction form as directed and return it in the business reply envelope provided to the shareholder by the applicable cut-off date and time.

At the meeting, a non-registered shareholder who wishes to vote at the meeting online must first appoint themselves as proxyholder. After submitting the completed form of proxy or voting instruction form the non-registered shareholder must register with TSX Trust Company by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request on or before 5 p.m. (Toronto time) on June 22, 2022. TSX Trust will ask for the non-registered shareholder’s or appointed proxyholder’s contact information and will send such shareholder or appointed proxyholder a user ID number (i.e., the 13 digit Control Number) via email shortly after this deadline. The non-registered shareholder can then attend the live audio webcast online at https://web.lumiagm.com/401685876 password: “brookfield2022” (case sensitive) (meeting ID: 401-685-876) by following the instructions below under “Q & A on Voting - If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?”. Non-registered shareholders who have not duly appointed and registered themselves as proxyholder will be able to attend the meeting virtually as guests, but guests will not be able to vote at the meeting.

What if I plan to attend the meeting and vote by online ballot?

Registered Shareholders

If you are a registered shareholder or a duly appointed proxyholder, you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/401685876, at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your 13-digit control number and password “brookfield2022” (case sensitive). The 13 digit control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your 13 digit control number and password “brookfield2022” (case sensitive). Proxyholders who have been duly appointed and registered with TSX

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Trust as described in this Circular will receive a 13 digit control number by email from TSX Trust after the proxy voting deadline has passed.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Non-Registered Shareholders

Non-registered shareholders wishing to attend and to vote at the meeting online or appoint a person (who need not be a shareholder) to attend and act on such shareholder’s behalf should instead follow these steps:

1.

Appoint yourself or the desired person to act on your behalf as a proxyholder. This step is necessary because the company and its transfer agent, TSX Trust, may not have a record of the non-registered shareholder of the company and as a result, may not have knowledge of your holdings or entitlement to vote, unless you appoint yourself or the desired person to act on your behalf as a proxyholder. In most cases, the non-registered shareholder can appoint themselves as proxyholder by filling in his, her or its name in the space provided for designating a proxy on the voting instruction form sent by such shareholder’s intermediary and following the execution and return instructions provided by such shareholder’s nominee. It is not necessary to otherwise complete the form, as the shareholder will be voting at the meeting.

2.

Register with TSX Trust. After submitting the completed form of proxy or voting instruction form a non-registered shareholder must register themselves or the appointed proxyholder with TSX Trust by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request on or before 5 p.m. (Toronto time) on June 22, 2022. TSX Trust will ask for the non-registered shareholder’s or appointed proxyholder’s contact information and will send such shareholder or appointed proxyholder a user ID number (i.e., the Control Number) via email shortly after this deadline.

3.	Log into https://web.lumiagm.com/401685876 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

4.	Click on “I have a control number”.

5.	Enter your user ID number (i.e., the Control Number), which TSX Trust will have provided to you by email and enter the password: “brookfield2022” (case sensitive) (meeting ID: 401-685-876).

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy prior to the Proxy Deadline as follows:

•	On the Internet: access www.tsxtrust.com/vote-proxy and follow the instructions on the screen. The shareholder will need the 13-digit Control Number found on his, her or its proxy.

•	By Mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1.

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•	By Facsimile: complete the proxy as directed and return it to TSX Trust Company by facsimile at 416-368-2502 (outside North America) or 1-866-781-3111 (North America).

•	By Email: Scan and send your signed proxy to proxyvote@tmx.com.

•	By Phone: Call by telephone at 1-888-489-5760.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by TSX Trust. If you vote by telephone or via the Internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the company) to represent you as proxyholder at the meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy you will need to complete the additional step of registering your proxyholder with TSX Trust by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request by no later than the Proxy Deadline.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 8 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the company and the associated costs will be borne by the company.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Anna Knapman-Scott, Corporate Secretary of the company, or in the alternative, Thomas Corbett, Interim Chief Financial Officer of the company (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 8 of this Circular for instructions on registering your proxy with TSX Trust. Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail or appointing a proxyholder.

2022 MANAGEMENT INFORMATION CIRCULAR / 6

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.tsxtrust.com/vote-proxy and follow the instructions on the screen. You will need your 13-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the company at the address below no later than 5:00 p.m. EDT on June 22, 2022, or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and attend the virtual meeting, which will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Asset Management Reinsurance Partners Ltd. c/o TSX Trust Company

Wellesley House South, 2nd Floor,

90 Pitts Bay Road,

Pembroke, Bermuda HM08

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 11 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the company is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The company’s transfer agent, TSX Trust, counts and tabulates the proxies.

2022 MANAGEMENT INFORMATION CIRCULAR / 7

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone	Online

TSX Trust Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3	Direct dial outside North America at (416) 682-3860 within Canada and the United States toll free at 1-800-387-0825	Email: Shareholderinquires@tmx.com Website: www.tsxtrust.com

If my shares are not registered in my name but are held in the name of an Intermediary,

how do I vote my shares?

In many cases, class A exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the company has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder with TSX Trust by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than the Proxy Deadline. TSX Trust will ask for the non-registered shareholder’s or appointed proxyholder’s contact information and will send such shareholder or appointed proxyholder a user ID number (i.e., the Control Number) via email shortly after this deadline.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, appoint yourself, or someone else, as proxyholder. For instructions on how to appoint yourself, or someone else, as proxyholder, see Step 2 above. You must then submit the legal proxy to TSX Trust. You can send the legal proxy by e-mail or by mail to: proxyvote@tmx.com (if by e-mail), or TSX Trust Company, Attention: Proxy Dept., P.O. Box 721, Agincourt,

2022 MANAGEMENT INFORMATION CIRCULAR / 8

Ontario M1S 0A1 (if by mail). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: TSX Trust will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The company has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

2022 MANAGEMENT INFORMATION CIRCULAR / 9

Principal Holders of Voting Shares

The table below presents information as of the date of this Circular regarding the beneficial ownership of our voting securities by each person or entity that beneficially owns 5% or more of our class A exchangeable shares and class B shares. Our class A exchangeable shares and class B shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of our class A exchangeable shares and class B shares, respectively.

Name	Class A Exchangeable Shares Beneficially Owned (1)(2)		Class B Shares Beneficially Owned(1)

	Number	Percentage	Number	Percentage
Bruce Flatt	1,065,378	9.8%	—	—%
BAM Re Partners Trust(3)	—	—%	24,000	100%
Connor, Clark & Lunn Investment Management Ltd. (4)	571,133	5.3%	—	—

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Our exchangeable shares relating to securities currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	The percentages shown are based on 10,877,989 class A exchangeable shares outstanding as of the date of this Circular.

(3)

A group of individuals, whom we refer to as the BAM Re Class B Partners (“BAM Re Class B Partners”), collectively, beneficially own all of our class B shares. The class B shares are held by the BAM Re Class B Partners through a voting trust, which we refer to as the BAM Re Partnership. The BAM Re Class B Partners are entitled to elect half of our board and approve all other matters requiring shareholder approval. The beneficial interests in the BAM Re Partnership, and the voting interests in its trustee are held by entities which are owned by the BAM Re Class B Partners, long-standing Partners who span generations in order to foster the long-term nature of the BAM Re Partnership, as follows: (i) Bruce Flatt (40%), (ii) Brian Kingston (40%), and (iii) Sachin Shah, Anuj Ranjan and Connor Teskey (20% in equal parts). The trustee votes the class B shares with no single individual or entity controlling the BAM Re Partnership. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted (subject to receipt of all applicable regulatory approvals) the authority to govern and direct the actions of the trustee until the disagreement is resolved. These individuals, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord Gus O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with our company and the BAM Re Partnership.

(4)	As reported in the Form SC 13G filed by Connor, Clark & Lunn Investment Management Ltd. on our EDGAR profile at www.sec.gov on February 10, 2022.

To the knowledge of the directors and officers of the company, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 5% of the votes attached to any class of outstanding voting securities of our company.

2022 MANAGEMENT INFORMATION CIRCULAR / 10

Part Two – Business of the Meeting

We will address the following items at the meeting:

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2021, including the external auditor’s report thereon;

2.	to elect each of the eight (8) director nominees of the company who will serve until the next annual meeting of shareholders;

3.

to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass an ordinary resolution increasing the maximum size of the company’s board of directors from eight (8) to sixteen (16);

5.	to consider and, if thought advisable, pass an ordinary resolution increasing the authorized share capital of the company by US$19,730,000,000 to include 500,000,000 class A-1 exchangeable shares;

6.	to consider and, if thought advisable, pass an ordinary resolution approving:

(i)

a quarterly return of capital distribution on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or about September 30, 2022, December 31, 2022, March 31, 2023 and June 30, 2023;

(ii)

an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1 of the company, and corresponding reductions to the authorized share capital of the company, in respect of the period ending on or about December 15, 2022; and

7.

to consider and, if thought advisable, pass an ordinary resolution adopting amendments to the bye-laws of the company to give effect to the foregoing resolutions and to reflect certain other amendments of a housekeeping nature.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1. Receiving the Consolidated Financial Statements

You can find the company’s audited financial statements for the year ended December 31, 2021, together with the notes thereto and the independent auditor’s report thereon on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

2. Election of Directors

The size of our board is currently set at a minimum of four (4) members and a maximum of eight (8) members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more

2022 MANAGEMENT INFORMATION CIRCULAR / 11

than two directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda).

Holders of class A exchangeable shares are entitled to elect one-half of the board of directors of our company. The BAM Re Class B Partners, who collectively hold all of the class B shares, are entitled to elect the other one-half of the board of directors of our company.

Our bye-laws provide for cumulative voting in that each holder of class A exchangeable shares and class B shares, as applicable, has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and all holders of shares of the class entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted. Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first.

The Board is comprised of eight (8) members, all of whom are to be elected at the meeting.

The following persons are proposed as nominees for election by the holders of class A exchangeable shares:

• William Cox	• Anne Schaumburg	• Soonyoung Chang	• Lars Rodert

The following persons are proposed as nominees for election by the holder of class B shares:

• Sachin Shah	• Barry Blattman	• Gregory Morrison	• Jay Wintrob

Voting by Proxy

The management representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Two of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the eight (8) director nominees be elected at the meeting to serve as directors of the company until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the company to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the company.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, and in accordance with the bye-laws of the company, reserve the right to vote for other director nominees at their discretion.

2022 MANAGEMENT INFORMATION CIRCULAR / 12

Each director’s biography contains information about the director, including his or her background and experience, holdings of class A exchangeable shares and other public company board positions held, as at May 13, 2022. See “Director Share Ownership Requirements” in Part Three of this Circular for further information on director share ownership requirements.

2022 MANAGEMENT INFORMATION CIRCULAR / 13

The following eight (8) individuals are nominated for election as directors of the company:

Barry Blattman (a) Age: 59 Director since: November, 2021 (Affiliated)

Barry Blattman has served as a director of our company since November 2021. A resident of New York, New York, U.S., Mr. Blattman is Vice Chair of Brookfield Asset Management. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. Prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves on the boards of Montefiore Medicine and Montefiore Health System, is chairman of Montefiore’s Real Estate Planning & Development Committee, Co-Chair of the University of Michigan’s NY Metropolitan Regional Campaign Council and is a member of The University of Michigan LSA Dean’s Advisory Committee.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		-	-
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(d)	Class B Shares(e)	Total Number of Class A Exchangeable Shares and Class B Shares
	28,982	-	28,982

Dr. Soonyoung Chang (a) Age: 63 Director since: November, 2021 (Independent) (b)

Soonyoung Chang has served as a director of our company since November 2021. A resident of Dubai, UAE, Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. He has also served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang holds Masters and Doctoral degrees from George Washington University and has authored many books and articles on the subject of financial engineering.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Brookfield Property Partners L.P.	2014 –2021
	Compensation Committee		Brookfield Property REIT Inc.	2018 –2021
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(d)	Class B Shares(e)	Total Number of Class A Exchangeable Shares and Class B Shares
	-	-	-

2022 MANAGEMENT INFORMATION CIRCULAR / 14

William Cox(a) Age: 59 Director since: May, 2021 (Independent) (b)

William Cox has served as director of our company since May 2021. A resident of Hamilton, Bermuda, Mr. Cox is the President and Chairman of Waterloo Properties, a fifth-generation family-owned business that operates real estate and retail investment companies in Bermuda. Mr. Cox is also a director of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation. Mr. Cox has also served as Chairman of the Board of Trustees for Saltus Grammar School and completed his education at Lynchburg College in Virginia.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Lead Independent Director) Governance & Nominating Committee (Chair) Audit Committee Compensation Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2016-Present 2016-Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(d)	Class B Shares(e)	Total Number of Class A Exchangeable Shares and Class B Shares
	1,665	-	1,665

Gregory Morrison (a) Age: 64 Director since: December, 2020 (Independent) (b)

Gregory Morrison has served as director of our company since December 2020. A resident of Hamilton, Bermuda, Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Trisura Group Ltd., Aetna Life and Casualty (Bermuda) Limited, Multi-Strat Holdings Ltd., Property Insurance Company of America, Aspen Bermuda Ltd., Stonybrook Capital LLC and various international subsidiaries of Brookfield Asset Management. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board Audit Committee		Trisura Group Ltd.	2017 – Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(d)	Class B Shares(e)	Total Number of Class A Exchangeable Shares and Class B Shares
	-	-	-

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Lars Rodert (a) (c) Age: 60 Director since: November, 2021 (Independent) (b)

Lars Rodert has served as a director of our company since November 2021. Mr. Rodert is the founder and CEO of ÖstVäst Capital Management. He previously served as a global investment manager for IKEA Treasury and Chief Investment Officer of SEB Asset Management, where he was responsible for SEB Global Funds. Prior to SEB Asset Management, Mr. Rodert worked at Gordon Capital and served as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board Governance & Nominating Committee Audit Committee (Chair)		Brookfield Property REIT Inc. PCCW Ltd. Brookfield Property Partners L.P. Brookfield Property Preferred L.P.	2018-2021 2012-Present 2013-Present 2021-Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(d)	Class B Shares(e)	Total Number of Class A Exchangeable Shares and Class B Shares
	-	-	-

Anne Schaumburg(a) Age: 72 Director since: May, 2021 Director of the general (Independent) (b)

Anne Schaumburg has served as director of our company since May 2021. A resident of Green Village, New Jersey, U.S., Ms. Schaumburg has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005, where she serves as Chair of the Audit Committee and is a member of the Compensation Committee. During her tenure at NRG Energy, Inc., she also served as Chair of the Finance Committee and was a member of the Nuclear Oversight Committee. She is currently Chair of Brookfield Infrastructure Partners and Brookfield Infrastructure Corp and serves on their respective Audit Committees. Prior to her retirement, she was a Managing Director of Credit Suisse First Boston and a senior banker in the Global Energy Group. Ms. Schaumburg was responsible for assisting clients on advisory and finance assignments. Her transaction expertise includes mergers and acquisitions, debt and equity capital market financings, project finance and privatizations.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board Compensation Committee (Chair) Governance & Nominating Committee Audit Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. NRG Energy, Inc.	2020 – Present 2008 – Present 2005 – Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(d)	Class B Shares(e)	Total Number of Class A Exchangeable Shares and Class B Shares
	450	-	450

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Sachin Shah (a) Age: 45 Director since: May, 2021 (Affiliated)

Sachin Shah has served as the Chair of the Board and Chief Executive Officer of our company since May 2021. As Chief Executive Officer, he oversees a seasoned team focused on providing capital-based solutions to insurance companies and their stakeholders. A resident of Toronto, Canada, Mr. Shah is also a Managing Partner and Chief Investment Officer of Brookfield Asset Management and Vice Chair of Brookfield’s Renewable Power Group. As Chief Investment Officer, he is actively involved in all investments made by Brookfield Asset Management and oversees its growth into new lines of business. As Vice Chair of Brookfield’s Renewable Power Group, he supports business development initiatives for the renewables business. Mr. Shah joined Brookfield in 2002 and most recently served as Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah also serves as a director of American Equity Investment Life Holding Company and is a member of the board of the Ryerson University Brookfield Institute for Innovation and Entrepreneurship. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Chair)		Brookfield Renewable Partners L.P. Brookfield Renewable Corporation American Equity Investment Life Holding Company	2011-Present 2020-2022 2020-Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(d)	Class B Shares(e)	Total Number of Class A Exchangeable Shares and Class B Shares
	73,414	-	73,414

2022 MANAGEMENT INFORMATION CIRCULAR / 17

Jay Wintrob (a) Age: 65 Director since: November, 2021 (Affiliated)

Jay Wintrob has served as a director of our company since November 2021. A resident of Los Angeles, California, Mr. Wintrob is Chief Executive Officer of Oaktree Capital Management and has served as a member of Oaktree’s board of directors since 2011. Prior to joining Oaktree, he held several senior roles at AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc., including President and Chief Executive Officer, and Vice Chairman and Chief Operating Officer of AIG Retirement Services. Mr. Wintrob began his career in financial services as Assistant to the Chairman of SunAmerica Inc., and subsequently served in several other executive positions, including President of SunAmerica Investments, Inc. Mr. Wintrob was previously with the law firm of O’Melveny & Myers. He holds Juris Doctor and Bachelor of Arts degrees from the University of California, Berkeley. Mr. Wintrob is a board member of several non-profit organizations, including The Broad Foundations, the Doheny Eye Institute, The Los Angeles Music Center, the Skirball Cultural Center and Cedars-Sinai Medical Center.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Oaktree Capital Management, L.P.	2011-present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(d)	Class B Shares(e)	Total Number of Class A Exchangeable Shares and Class B Shares
	-	-	-

Notes:

(a)

Barry Blattman principally lives in New York, New York, U.S. Dr. Soonyoung Chang principally lives in Dubai, UAE. William Cox and Gregory Morrison principally live in Hamilton, Bermuda. Lars Rodert principally lives in Stockholm, Sweden. Anne Schaumburg principally lives in Green Village, New Jersey, U.S. Sachin Shah principally lives in Toronto, Ontario, Canada. Jay Wintrob principally lives in Los Angeles, California, U.S.

(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(c)

Lars Rodert is the chair of the audit committee of our board and is our audit committee financial expert. The audit committee of our Board consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 –Audit Committees. Each of the members of the audit committee of our Board has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

(d)	Each of the directors individually and collectively beneficially own less than 1% of the class A exchangeable shares.
(e)

The class B shares are held by the BAM Re Class B Partners through a voting trust, which we refer to as the BAM Re Partnership. The beneficial interests in the BAM Re Partnership, and the voting interests in its trustee are held by entities which are owned by the BAM Re Class B Partners, as follows: (i) Bruce Flatt (40%), (ii) Brian Kingston (40%), and (iii) Sachin Shah, Anuj Ranjan and Connor Teskey (20% in equal parts).

2022 MANAGEMENT INFORMATION CIRCULAR / 18

Summary of 2022 Nominees for Director

The following summarizes the qualifications of the 2022 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:
• High personal and professional integrity and ethics • A proven record of success • Experience relevant to the company’s global activities	• A commitment to sustainability and social issues • An inquisitive and objective perspective • An appreciation of the value of good corporate governance

The Board is comprised of eight directors, which the company considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the company and provide strategic advice to management. The company reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Corporate Strategy and Business Development	Mergers and Acquisitions	Finance and Capital Allocation	Leadership of a Large/Multi- Faceted Organization	Legal & Regulatory	Risk Management	Environmental, Social and Governance Matters	Industry Experience
Barry Blattman	x	x	x	x	x	x	x	Asset Management; Infrastructure; Private Equity; Real Estate
Gregory Morrison	x	x	x	x	x	x	x	Insurance; Actuarial; Risk Management
Jay Wintrob	x	x	x	x	x	x	x	Insurance; Asset Management; Private Equity; Real Estate
Lars Rodert	x	x	x		x	x		Asset Management; Real Estate
Soonyoung Chang	x	x	x	x		x	x	Asset Management; Real Estate
William Cox	x	x	x	x	x	x	x	Real Estate; Mergers and Acquisitions; Government
Anne Schaumburg	x	x	x			x	x	Energy and Power; Mergers and Acquisitions; Capital Markets; Marketing; Human Resource Management
Sachin Shah	x	x	x	x		x	x	Energy and Power; Asset Management; Infrastructure; Private Equity; Real Estate

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2021 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings either in person or by video or teleconference. The table below shows the number of Board and committee meetings each director attended in 2021. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors(a)	Independent	Board	Audit Committee	Governance and Nominating Committee	Compensation Committee(b)
William Cox	yes	2 of 3	1 of 2	1 of 2	-
Gregory Morrison	yes	3 of 3	2 of 2	2 of 2	-
Anne Schaumburg	yes	3 of 3	2 of 2	2 of 2	-
Sachin Shah	no	3 of 3	-	-	-

Notes:

(a)

Each of Barry Blattman, Soonyoung Chang, Lars Rodert and Jay Wintrob were appointed to the Board following the last quarterly meeting of the Board in November 2021. The 4 new directors attended the November 2021 meeting at the invitation of the Board, as observers, and not in their capacity as directors.

(b)	The Compensation Committee held their first inaugural meeting on February 2, 2022.

3. Appointment of External Auditor

On recommendation of the audit committee of the Board (the “Audit Committee”), the Board proposes the reappointment of Deloitte LLP as the external auditor of the company. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the company. Deloitte has served as the external auditor of the company since December 14, 2020. The appointment of the external auditor must be approved by: (i) a majority of the votes cast by holders of class A exchangeable shares, and (ii) a majority of the votes cast by holders of class B shares.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the company for the fiscal year ended December 31, 2021 by Deloitte amounted to approximately $2.1 million, the entire amount representing audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the company pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

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The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the year ended December 31, 2021. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(MILLIONS)	2021

Audit Fees (1)	$ 2.1

(1)

Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.

Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the company in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

4. Increase the Maximum Size of the Board

On May 4, 2022 the Board approved an increase to the maximum size of the board from eight (8) members to sixteen (16) members. If the increase is approved by shareholders the Board will consist of a minimum of four (4) members and a maximum of sixteen (16) members. Although the company does not have any current plans to increase the size of the Board, the company believes that the proposed increase and corresponding bye-law amendments giving the Board discretion to increase or decrease the related residency requirements of directors, is appropriate to provide increased flexibility to recruit additional board members and optimize our leadership as our business continues to grow.

The increase to the maximum board size must be approved by a majority of the votes cast by holders of class A exchangeable shares and the holder of the class B shares, voting in each case as a separate class.

The Board recommends that you vote FOR the resolution to approve the increase to the maximum board size, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

5. Increase to Authorized Share Capital in Connection with the Creation of the Class A-1 Exchangeable Shares

Our company is seeking shareholder approval to increase the authorized share capital of the company by US$19,730,000,000 to include 500,000,000 class A-1 exchangeable shares. The class A-1 exchangeable shares are being created in order to increase flexibility for our company to raise capital from time to time, allowing us to continue to pursue growth opportunities in the future that will broaden the equity base and market capitalization of our company.

The class A-1 exchangeable shares will have identical terms and conditions as the class A exchangeable shares and will rank pari passu with the class A exchangeable shares, except as follows:

i.

Except as otherwise required by law, holders of class A-1 exchangeable shares shall not be entitled to vote at any meetings of shareholders of the company but shall be entitled to notice of, and to attend, any such meetings; and

ii.	The class A-1 exchangeable shares will be convertible into class A exchangeable shares on a one-for-one basis, provided that no holder will be permitted to convert their class A-1 exchangeable

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shares, and the company will not authorize or effect any conversions of class A-1 exchangeable shares, unless the requesting holder has provided satisfactory evidence to the company, that either (i) it and its affiliates will not, after giving effect to the conversion, directly or indirectly, beneficially own, control or hold with the power to vote more than 9.9% of the class A exchangeable shares or (ii) it and its affiliates have received all required regulatory approvals and consents or, if applicable exemptions or waivers, to beneficially own, control or hold with the power to vote more than 9.9% of the class A exchangeable shares, as determined by the company acting reasonably.

The class A-1 exchangeable shares being offered are non-voting in order to address certain insurance regulations applicable to Brookfield Reinsurance, which generally prohibit any person from owning more than 10% of the voting shares of our company without having received the requisite regulatory approvals. Distributions on the class A-1 exchangeable shares, once issued, will be paid at the same time and in the same amount per share as dividends on the Brookfield Class A Shares and the class A exchangeable shares.

Please refer to Appendix B for the full text of the proposed second amended and restated bye-laws of the company, which include the proposed changes to our share terms that will be made to create the class A-1 exchangeable shares.

The Board recommends that you vote FOR the resolution to approve the increase to the authorized share capital of the company, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

6. Return of Capital Distributions and Capital Reductions

The declaration and payment of distributions on our company’s shares are at the discretion of the Board and may be in the form of a dividend or a return of capital distribution or a combination. As our class A exchangeable shares are intended to be, as nearly as practicable, economically equivalent to Brookfield Class A Shares, all distributions on our class A exchangeable shares are paid at the same time and in the same amount as cash dividends paid on the Brookfield Class A Shares. Since September 30, 2020, the company has paid all quarterly distributions on the class A exchangeable shares and class B shares in the form of returns of capital and intends to continue to do so to the extent possible in the future. Any return of capital distributions and corresponding reductions to the company’s authorized share capital by the company require shareholder approval under Bermuda corporate law.

The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Distribution Resolution is not indicative of the distributions that will actually be declared or paid by the company. As noted above, distributions on our class A exchangeable shares and, subject to shareholder approval of the increase in the authorized share capital of the company in connection with the creation of the class A-1 exchangeable, our class A-1 exchangeable shares will be paid at the same time and in the same amount as cash dividends are paid on the Brookfield Class A Shares. The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Distribution Resolution represents the maximum amount of return of capital distributions that the company will be authorized to make in the applicable periods, and is intended to provide the company with sufficient flexibility to accommodate changes that may occur before the next annual shareholders meeting, including potential increases in the number of shares outstanding, conversions of the class A-1 exchangeable shares into class A exchangeable shares and any increases in the dividends paid on the Brookfield Class A Shares.

Pursuant to a Certificate of Designation setting forth the terms of the Class A Junior Preferred Shares, Series 1, our company plans to create a new series of our class A junior preferred shares, which we refer to as the Class A Junior Preferred Shares, Series 1. Subject to the provisions of the Companies Act 1981 of Bermuda and the Bye-Laws (including the Certificate of Designation relating to the Class A Junior Preferred Shares, Series 1), holders of Class A Junior Preferred Shares, Series 1 will be entitled to receive as and when declared by the Board, a fixed cumulative preferential cash distribution of US$1.125 per Class A Junior Preferred Share, Series 1 per annum. Such payment is to be payable on or about December 15 in each year. We expect to commence paying the distribution on the Class A Junior Preferred Shares, Series 1 on or around December 15, 2022. The Board may declare distributions on the Class A Junior Preferred Shares, Series 1 at its discretion, in the form of a dividend or a return of capital distribution. At this time, it is expected that Brookfield Asset Management will hold any issued and outstanding Class A Junior Preferred Shares, Series 1. The aggregate amount of the distributions that shareholders are being asked to approve in the Return

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of Capital Distribution Resolution in relation to the Class A Junior Preferred Shares, Series 1, represents the maximum amount of return of capital distributions that the company will be authorized to make in the applicable period, and is intended to provide the company with sufficient flexibility to accommodate changes that may occur before the next annual shareholders meeting.

The Board recommends that the shareholders vote for the resolution to approve:

(i) quarterly returns of capital on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of each three-month period ending on September 30, 2022, December 31, 2022, March 31, 2023 and June 30, 2023 of:

i.

in the case of the class A exchangeable shares, up to the aggregate amount of $6,000,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the Board;

ii.

in the case of the class A-1 exchangeable shares up to the aggregate amount of $6,000,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the Board;

iii.

in the case of the class B shares, up to the aggregate amount of $10,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the Board;

iv.

a reduction to the authorized share capital of the company by a par value reduction which corresponds to the above quarterly returns of capital in respect of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares; and

(ii) an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1, and corresponding reductions to the authorized share capital of the company, in respect of the period ending December 15, 2022 up to the aggregate amount of $200,000,000, with the precise amount to be determined by the Board, and a reduction to the authorized share capital of the company by a par value reduction which corresponds to the annual returns of capital in respect of the Class A Junior Preferred Shares, Series 1.

The Board recommends that you vote FOR the Return of Capital Distribution Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

7. Bye-Law Amendments

Our company is seeking shareholder approval to amend our bye-laws to reflect the matters approved at the meeting and to make certain other amendments of a housekeeping nature. Approval of these amendments will be sought from shareholders separately as follows:

1)	Increasing the maximum size of the board from eight (8) members to sixteen (16) members (“Bye-Law Amendment No. 1”).

2)	Increasing the authorized share capital of our company in connection with the creation of the class A-1 exchangeable shares (“Bye-Law Amendment No. 2”).

3)	Certain other amendments to our bye-laws of a housekeeping nature (“Bye-Law Amendment No. 3” and together with Bye-Law Amendment No. 1 and Bye-Law Amendment No. 2, the “Bye-Law Amendments”).

Please refer to Appendix B for the full text of the proposed second amended and restated bye-laws of the company.

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The Bye-Law Amendments must be approved by a majority of the votes cast by holders of class A exchangeable shares and the holders of the class B shares, voting in each case as a separate class. The Bye-Law Amendments also require the prior written consent of the holder of our class C shares (Brookfield Asset Management). On May 12, 2022, we received written consent of Brookfield Asset Management approving these amendments.

The Board recommends that you vote FOR the resolutions to approve the Bye-Law Amendments, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

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Part Three – Statement of Corporate Governance Practices

Overview

The company’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The company’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to board action and the powers delegated to the Board committees are governed by our memorandum of association, bye-laws and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of our company except as required by applicable law, the memorandum of association or the company’s bye-laws. The following is a summary of certain provisions of the memorandum of association, bye-laws and policies that affect our company’s governance.

Board of Directors

The Board is currently comprised of eight (8) directors. The size of our board is currently set at a minimum of four (4) members and a maximum of eight (8) members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda). In addition, our bye-laws provide that no directors or employees of Brookfield Asset Management shall serve as a director of our company elected by holders of class A exchangeable shares. At least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board using the standards for independence established by the NYSE.

If the death, resignation or removal of an independent director results in our board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, our board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.

Election and Removal of Directors

In the election of directors, holders of class A exchangeable shares are entitled to elect one-half of the board of directors of our company. The BAM Re Class B Partners, who collectively hold all of the class B shares, are entitled to elect the other one-half of the board of directors of our company. Consistent with Brookfield Asset Management, our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Our bye-laws provide that any director

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may be removed as follows: (a) with respect to the directors elected by holders of the class A exchangeable shares, an affirmative vote of holders of class A exchangeable shares holding a majority of the issued and outstanding class A exchangeable shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; and (b) with respect to the directors elected by the holders of the class B shares, an affirmative vote of class B shareholders holding a majority of the issued and outstanding class B shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal. A director will be automatically removed from our board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Term Limits and Board Renewal

The governance and nominating committee of the Board (the “Governance and Nominating Committee”) leads the effort to identify and recruit candidates to join our board. In this context, the Governance and Nominating Committee’s view is that our board should reflect a balance between the experience that comes with longevity of service on our board and the need for renewal and fresh perspectives.

The Governance and Nominating Committee does not support a mandatory retirement age, director term limits or other mandatory board of directors turnover mechanisms because its view is that such policies are overly prescriptive; therefore, our company does not have term limits or other mechanisms that compel board of directors turnover. The Governance and Nominating Committee does believe that periodically adding new voices to our board can help our company adapt to a changing business environment and board of directors renewal is a priority.

The Governance and Nominating Committee reviews the composition of our board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew our board.

Board Diversity Policy

Our company is committed to enhancing the diversity of our board. Our company’s view is that our board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

To achieve our board of director’s diversity goals, our company has adopted the following written policy:

•

Board of directors appointments will be based on merit, having due regard for the benefits of diversity on our board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director; and

•

In the director identification and selection process, diversity on our board, including the level of representation of women on our board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to our board.

The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise. The Governance and Nominating Committee will be responsible for implementing our board diversity policy, monitoring progress towards the achievement of its objectives and recommending to our board any necessary changes that should be made to the policy.

Our company does not have a target for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.

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Mandate of the Board

Our board oversees the management of our company’s business and affairs directly and through three standing committees: the Audit Committee, Governance and Nominating Committee and Compensation Committee, which we refer to as the Committees. The responsibilities of our board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by our board.

Our board is responsible for:

•	overseeing our company’s long-term strategic planning process and reviewing and approving its annual business plan;

•	overseeing management’s approach to managing the impact of key risks facing our company;

•	safeguarding shareholders’ equity interests through the optimum utilization of our company’s capital resources;

•	promoting effective corporate governance;

•	overseeing our company’s environmental, social and governance program and related practices;

•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

•	assessing management’s performance against approved business plans;

•

approving any change in the identity of the Chief Executive Officer or Chief Investment Officer under the terms of the Administration Agreement and overseeing the Chief Executive Officer’s selection of other members of senior management and reviewing succession planning; and

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements.

Meetings of the Board

Our board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. Our board is responsible for its agenda. At all quarterly meetings, the independent directors meet without the presence of management and the directors that are not independent.

In 2021, there were 2 regularly scheduled Board meetings and 2 special meeting(s) for a total of 4 Board meetings.

4 regular meetings are scheduled for 2022.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

Independent Directors

At least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board using the standards for independence established by the NYSE.

The company obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

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In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors” and See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors—Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report on Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent (a)	Affiliated	Management (b)	Reason for Affiliated or Management Status
Barry Blattman(c)		✓		Vice Chair of Brookfield
Soonyoung Chang	✓
William Cox	✓
Gregory Morrison	✓
Lars Rodert	✓
Anne Schaumburg	✓
Sachin Shah		✓	✓	Chief Executive Officer of the company and Managing Partner and Chief Investment Officer of Brookfield
Jay Wintrob(d)		✓		Chief Executive Officer of Oaktree Capital Management

Notes:

(a)

“Independent” refers to the Board’s determination, based on the recommendation of the Governance and Nominating Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

(b)	“Management” refers to a director nominee who is a current member of management.
(c)

Mr. Blattman does not meet any bright line tests under which he would be “Affiliated” under applicable stock exchange guidelines and securities laws. However, given Mr. Blattman’s position as Vice Chair of Brookfield, and the nature of the services currently provided by Brookfield to the company, the Governance and Nominating Committee has determined Mr. Blattman to be non-Independent at this time.

(d)

Mr. Wintrob does not meet any bright line tests under which he would be “Affiliated” under applicable stock exchange guidelines and securities laws. However, given Mr. Wintrob’s position as Chief Executive Officer of Oaktree Capital Management, and the nature of the services provided by Oaktree Capital Management to the company, the Governance and Nominating Committee has determined Mr. Wintrob to be non-Independent at this time.

The Board considers that the 5 directors listed as “Independent” above (approximately 63% of the Board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the company:

•	William Cox: Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P.;

•	Gregory Morrison: Trisura Group Ltd.;

•	Lars Rodert: Brookfield Property Partners L.P., Brookfield Property Preferred L.P., PCCW Ltd.;

•	Anne Schaumburg: Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., NRG Energy, Inc.;

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•	Sachin Shah: Brookfield Renewable Partners L.P., American Equity Investment Life Holding Company; and

•	Jay Wintrob: Oaktree Capital Management, L.P.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”) that outlines the expectations the company places on its directors in terms of professional and personal competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. In accordance with the Charter of Expectations, directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings; (ii) if they become involved in a legal dispute, regulatory or similar proceeding that could materially impact their ability to serve as a director and/or negatively impact the reputation of the company; (iii) if the director takes on new responsibilities in business, government, the community or likewise which may conflict with the goals of the company and/or materially reduce his or her ability to serve as a director; or (iv) there is any other change in the director’s personal or professional circumstances that could adversely impact the company or the director’s continued service on the Board. The Charter of Expectations is reviewed annually, and a copy is posted on the company’s website https://bamr.brookfield.com/, under “Corporate Governance.”

Director Share Ownership Requirements

We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect directors of our company to hold sufficient number of our class A exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our class A exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.

Director Orientation and Education

New directors of our company are provided with comprehensive information about our company and our operating subsidiaries. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.

Our board receives annual operating plans for our business and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our operating subsidiaries. Directors are regularly briefed to help ensure their understanding of industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.

Committees of the Board

The three standing Committees of our board assist in the effective functioning of our board and help ensure that the views of independent directors are effectively represented:

•	Audit Committee;

•	Governance and Nominating Committee; and

•	Compensation Committee.

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by our board. It is our board of director’s policy that all Committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While our board

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retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full board of directors and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our board for a determination as to whether this association affects the independent status of the director.

As of the date of this Circular, the Audit Committee was comprised of the following directors: Lars Rodert, William Cox, Gregory Morrison and Anne Schaumburg and as such, the Audit Committee consisted solely of independent directors.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess from time to time the size and composition of our board and its Committees; to review the effectiveness of our board operations and its relations with management; to assess the performance of our board, its Committees and individual directors; to review our company’s statement of corporate governance practices and to review and recommend the directors’ compensation. Our board has implemented a formal procedure for evaluating the performance of our board, its Committees and individual directors — the Governance and Nominating Committee reviews the performance of our board, its Committees and the contribution of individual directors on an annual basis.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to our board and for recommending candidates for membership on our board, including the candidates proposed to be nominated for election to our board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by our board to ensure that our board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of our board. The Governance and Nominating Committee is responsible for overseeing our company’s approach to environmental, social, and governance (“ESG”) matters, which includes a review of our company’s current and proposed ESG initiatives and any material disclosures regarding ESG matters.

As of the date of this Circular, the Governance and Nominating Committee was comprised of the following directors: William Cox, Lars Rodert, and Anne Schaumburg and as such, the Governance and Nominating Committee consisted solely of independent directors.

Compensation Committee

The Compensation Committee is responsible for reviewing and reporting to our board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, other than the Chief Executive Officer

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and Chief Investment Officer whose services are provided by Brookfield at our request under the Administration Agreement and for whom our company pays a pro rata share of their annual cash compensation. The Compensation Committee also reviews, in consultation with the Chief Executive Officer, the performance of senior management. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through our company’s ethics hotline, a referral from our company’s human resources department.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of our board, be reasonably expected to interfere with the exercise of their independent judgment.

Our board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that our board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about our company’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

In reviewing our company’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of our company. The Compensation Committee also seeks to ensure our company’s compensation practices do not encourage excessive risk-taking behavior by the senior management team.

The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

All of our company’s directors, officers and employees are subject to our personal trading policy, which will prohibit trading in the securities of our company while in possession of material undisclosed information about our company. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.

As of the date of this Circular, the Compensation Committee was comprised of the following directors: Anne Schaumburg, William Cox, and Soonyoung Chang and as such, the Compensation Committee consisted solely of independent directors.

Board, Committee and Director Evaluation

Our board believes that a regular and formal process of evaluation improves the performance of our board as a whole, the Committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of our board and its Committees. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to our board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance and Nominating Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of our board and its Committees, and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The board of directors has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, as applicable, duties relating to setting board of directors meeting agendas, chairing board of directors and shareholder meetings and communicating with shareholders and regulators. The board of directors has also adopted a written position description for each of the Committee chairs which sets out each of the Committee chair’s key responsibilities, including duties relating to setting Committee meeting agendas, chairing Committee

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meetings and working with the Committee and management to ensure, to the greatest extent possible, the effective functioning of the Committee.

The board of directors has also adopted a written position description for the Chief Executive Officer which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer is to lead management of the business and affairs of our company, to lead the implementation of the resolutions and the policies of the board of directors, to supervise day to day management and to communicate with shareholders and regulators.

Code of Business Conduct and Ethics

Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at https://bamr.brookfield.com and has been filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.

All directors, officers and employees of our company are required to provide a written acknowledgment upon joining our company that they are familiar with and will comply with the Code of Business Conduct and Ethics. All directors, officers and employees of our company are required to provide this same acknowledgment annually. Our board reviews the Code of Business Conduct and Ethics annually to consider whether to approve changes in our company’s standards and practices.

Personal Trading Policy

Each of the company’s and Brookfield Asset Management’s directors, officers and employees are subject to our personal trading policy and/or Brookfield Asset Management’s personal trading policy, as applicable.

All of our company’s directors, officers and employees are subject to our personal trading policy, which prohibit trading in the securities of our company or the securities of Brookfield Asset Management while in possession of material undisclosed information about our company or Brookfield Asset Management. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.

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Part Four – Director Compensation and

Equity Ownership

Director Compensation

For the year ended December 31, 2021, the directors of our company were entitled to an annual retainer of $125,000 for their service on the Board and the Committees, and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000, for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the board of our company.

Effective as of January 1, 2022, the annual retainer for our directors has increased to $150,000 for their service on the Board. Accordingly, the compensation program of the Board for each of the years ended December 31, 2021 and December 31, 2022 are as follows:

Compensation Element	Amount for the Year Ended December 31, 2021	Amount for the Year Ended December 31, 2022

Annual Retainer	$125,000	$150,000

Audit Committee Chair Additional Retainer	$20,000	$20,000

Audit Committee Member Additional Retainer (Non-Chair)	$10,000	$10,000

Lead Independent Director Additional Retainer	$50,000	$50,000

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2021. The directors are paid in U.S. dollars.

Director Compensation Table

Name	Fees Earned in Cash ($)	Share and option-based awards ($)	All Other Compensation ($)	Total Annual Compensation ($)

Barry Blattman(a)(d)	-	-	-	-

Soonyoung Chang(a)	$31,250	-	-	$31,250

William Cox(b)	$92,500	-	-	$92,500

Gregory Morrison(c)	$72,500	-	-	$72,500

Lars Rodert(a)	$33,750	-	-	$33,750

Anne Schaumburg(b)	$67,500	-	-	$67,500

Sachin Shah(b)(d)	-	-	-	-

Jay Wintrob(a)	$33,750	-	-	$33,750

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Notes:

(a)	Each of Barry Blattman, Soonyoung Chang, Lars Rodert and Jay Wintrob were appointed to the Board in November 2021.
(b)	Each of William Cox, Anne Schaumburg and Sachin Shah were appointed to the Board in May 2021.
(c)	Gregory Morrison was appointed to the Board in December 2020.
(d)	Each of Barry Blattman and Sachin Shah receive no compensation in their capacities as affiliated directors of our company.

The Governance and Nominating Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Equity Ownership of Directors

We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient class A exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our class A exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.

The current directors of the company together beneficially own less than 1% of the class A exchangeable shares.

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Part Five – Report on Executive Compensation

Compensation Philosophy of our Company

Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom are employees of Brookfield and are provided to our company pursuant to the Administration Agreement. Our Chief Executive Officer, Chief Investment Officer and Gregory McConnie, the Chief Executive Officer of our reinsurance business, are employees of Brookfield who perform functions for our company that would make them NEOs of our company. Brookfield, and not our company, determines the compensation of the NEOs who are Brookfield employees. Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. Our company pays fees to Brookfield under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company does not reimburse Brookfield for any costs associated with the participation of our Chief Executive Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield’s long-term incentive plans. Compensation of the NEOs is determined and approved by Brookfield, in the case of our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by our compensation committee, in the case of all other NEOs.

During 2021, our NEOs received approximately $4.4 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. There are currently no equity compensation plans under which equity securities of the company or our subsidiaries are authorized for issuance, however, our NEOs may, at the discretion of Brookfield, participate in certain long-term incentive plans of Brookfield for their services to Brookfield, including in the form of deferred share units, restricted shares, escrowed shares, and stock options.

With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield. Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to USD$150,000 at an exchange rate of BBD$1.00 = US$0.50).

Compensation Elements for our NEOs

The primary elements of total compensation for our NEOs include base salary, annual management incentive plan awards, which we refer to as a cash bonus, and participation in long-term incentive plans. Our company pays fees to Brookfield under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company does not reimburse Brookfield for any costs associated with the participation of our Chief Executive Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield’s long-term incentive plans.

Our NEOs, other than our Chief Executive Officer and Chief Investment Officer and the Chief Executive Officer of our reinsurance business, have transitioned from Brookfield to our company in connection with the spin-off of our company from Brookfield. Our company has adopted an approach to compensation that aligns with Brookfield’s approach and consists of the three primary elements of base salary, cash bonus, and participation in long-term incentive plans. As executives progress within our company, we expect that an increasingly larger share of annual compensation for these executives will be represented by awards pursuant to one of Brookfield’s long-term incentive plans, which vest over time, in order for the executives to increase their ownership interest under one of Brookfield’s

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long-term incentive plans and to be consistent with our company’s focus on long-term value creation. Our company has no control over the form or amount of the compensation paid by Brookfield to the Chief Executive Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business and their participation in Brookfield’s long-term incentive plans is not allocated to or payable by our group. However, our company will reimburse Brookfield for the participation of our NEOs that are not employed by Brookfield in Brookfield’s long-term incentive plans.

Compensation of the NEOs is determined and approved by Brookfield, in the case of our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by the Compensation Committee, in the case of all other NEOs.

Base Salaries

Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield and our company believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing the company’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their accomplishments during the year, and an assessment of their decisions and actions and how those decisions and actions align with the long-term strategy of value creation as well as how the NEO considered the risks associated with such decisions. In addition, consideration is given to the achievement of objective set at the beginning of the year with our Chief Executive Officer and whether any objectives were not met because management made decisions in the best long-term interests of the business or due to factors outside of management’s control.

Given that the exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to an investment in Brookfield Class A Shares and that any long-term equity incentive plan of our company would need to be operated and administered as a long-term equity incentive plan of Brookfield Asset Management, Brookfield and our company determined that continued participation by our NEOs in Brookfield’s long-term incentive plans was most appropriate.

Brookfield Asset Management’s long-term incentive plans are intended to encourage share ownership in Brookfield Class A Shares, increase executives’ interest in the success of Brookfield, and encourage the retention of executives as a result of the delayed vesting of awards. The purpose of these arrangements is to align the interests of Brookfield Asset Management’s shareholders and management and to motivate executives to improve Brookfield’s and our company’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. This opportunity for wealth creation enables us to attract and retain talented executives.

Brookfield has three long-term incentive plans in which certain NEOs of our company participate. They are described below in more detail:

1.

Management Share Option Plan. The management share option plan of Brookfield Asset Management, which we refer to as the MSOP, governs the granting to executives of options to purchase Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the

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award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield Asset Management. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield Asset Management’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield Asset Management’s compensation committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The board of directors of Brookfield Asset Management must then give its final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six (6) business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Brookfield Class A Shares on the NYSE for the five (5) business days preceding the effective grant date.

2.

Deferred Share Unit Plan. The deferred share unit plan of Brookfield Asset Management, which we refer to as the DSUP, provides for the issuance of deferred share units, which we refer to as DSUs, the value of which are equal to the value of a Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by Brookfield Asset Management’s compensation committee. DSUs are issued based on the value of Brookfield Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of Brookfield Class A Shares on the cessation of employment with Brookfield.

3.

Restricted Stock Plans. Brookfield Asset Management has a restricted stock plan and an escrowed stock plan, which we refer to as the restricted stock plan and escrowed stock plan, respectively. These plans were established to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the Brookfield Class A Shares in the form of cash, unless otherwise elected. The escrowed stock plan governs the award of non-voting common shares, which we refer to as escrowed shares, of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by Brookfield Asset Management’s compensation committee. Each escrow company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each escrow company uses its cash resources to directly and indirectly purchase Brookfield Class A Shares. Dividends paid to each escrow company on the Brookfield Class A Shares acquired by the escrow company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The Brookfield Class A Shares acquired by an escrow company will not be voted. Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange escrowed shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable escrow company.

In addition to these plans, executives who have responsibilities in Brookfield’s dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which, in turn, benefit Brookfield. The timing of these payments to executives who participate in these plans are therefore delayed until the funds’ performance is substantially realized and risk outcomes are determined.

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Our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business are subject to Brookfield Asset Management’s clawback policy and our other NEOs are subject to our company’s clawback policy. Pursuant to Brookfield Asset Management’s clawback policy, executive officers of Brookfield may be required to pay Brookfield an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of Brookfield Asset Management’s incentive compensation or long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which Brookfield Asset Management’s compensation committee determines is detrimental to Brookfield. Brookfield Asset Management’s compensation committee has full and final authority to make all determinations under the clawback policy, including without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect Brookfield’s reputation and competitive ability, executive officers may be required to make such a payment if they engage in conduct that is detrimental to Brookfield during or after the cessation of their employment with Brookfield. The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, Brookfield Asset Management’s compensation committee will have the ability to: (i) require the executive officer to re-pay any Award paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer. Awards include all plans under which cash payments or equity awards granted or paid are currently being made by Brookfield, including the DSUs, escrowed shares and restricted shares. Under our company’s clawback policy, individuals who are designated as executive officers of our company may be required to pay the company or Brookfield Asset Management a portion of any incentive or equity-based compensation and the profits realized from the sale of securities of our company or Brookfield Asset Management in the event of a significant restatement of the financial statements of our company or if they engage in conduct which the Board determines is materially detrimental to the company. The company’s Compensation Committee determines the amount to be paid and recommend same to the Board for approval. This policy may be applied in respect of conduct by an executive officer that is materially detrimental to the company both during or after the cessation of service with the company. The compensation that is subject to this policy is comprised of compensation and benefits received in the period two years prior to the event giving rise to the claim and includes both monetary payments and shares or cash received from the exercise of options or the redemption of any other awards received under our company or Brookfield Asset Management’s long-term share ownership plans from time to time, including (without limitation) stock options, DSUs, escrowed shares, restricted shares and restricted share units.

Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2021. Our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business are employed by Brookfield and their services are provided to our company pursuant to the Administration Agreement on a cost recovery basis. Our company is not responsible for determining their compensation. The compensation information for our Chief Executive Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business in the following table reflects the total compensation received in respect of all services provided to Brookfield.

The NEOs, other than Mr. McConnie, are paid in Canadian dollars. Mr. McConnie is paid in Barbadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7979, which was the average exchange rate for 2021 as reported by Bloomberg, unless otherwise noted. All Barbadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of BBD$1.00 = US$0.50, which was the average exchange rate for 2021 as reported by Bloomberg, unless otherwise noted.

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Summary Compensation Table(a)

	Year			Share-based Awards			Options- based Awards		All Other Compensation(f) ($)	Total Annual Compensation ($)
Name and Principal Position		Annual Base Salary ($)	Annual Cash Bonus(b) ($)	Deferred Share Units (DSUs)(c) ($)	Restricted Shares ($)	Escrowed Shares(d) ($)	Options(e) ($)	Pension Value ($)

Sachin Shah Chief Executive Officer	2021	558,530	558,530	—	—	6,465,120	—	—	29,544	7,611,724

Mabel Wong(f) Chief Financial Officer	2021	75,156	123,675			—	151,930	—	116,027	466,787

Bahir Manios Chief Investment Officer	2021	458,793	458,793		—	—	490,810	—	377,994	1,786,389

Thomas Corbett(g) Interim Chief Financial Officer	2021	213,269	57,449	172,346	199,475	—	142,771	—	24,241	809,551

Paul Forestell(h) Chief Operating Officer	2021	283,255	398,950	—	—	—	312,481	—	444,344	1,439,029

Gregory McConnie Chief Executive Officer, NER SPC and NER Ltd.	2021	268,000	201,000	—	134,000	—	—	42,948	15,507	661,455

(a)

The figures in this table do not reflect cash bonuses received or restricted shares or class A exchangeable shares received in respect of the establishment of our company on the basis that these amounts and awards are in respect of share-based compensation awarded in prior years. On June 28, 2021, our company was spun off from Brookfield Asset Management by way of a special dividend, pursuant to which each holder of Brookfield Class A Shares and Brookfield Class B Shares of record as of June 18, 2021 received one class A exchangeable share for every 145 Brookfield Class A Shares and Brookfield Class B Shares held. In recognition of the resultant decrease in the intrinsic value of options issued under the MSOP, the board of directors of Brookfield Asset Management approved a special cash bonus based on the value of the dividend. The bonus was paid at the time of the transaction for vested options and will be fully paid by December 1, 2023. Participants in the escrowed stock plan, including some of the NEOs, received the special dividend in the form of class A exchangeable shares. The following table shows the number of class A exchangeable shares received, the amount of cash bonuses awarded, and the total value of the awards.

Name	BAMR Shares (#)	Cash ($)	Total Value ($)

Sachin Shah	43,445	-	2,245,511

Mabel Wong	-	25,667	25,667

Bahir Manios	1,035	189,882	243,377

Thomas Corbett	-	14,943	14,943

Paul Forestell	-	-	-

Gregory McConnie	-	11,220	11,220

(b)	Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares. One of the NEOs elected to receive some or all of the annual incentive in DSUs.
(c)

Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2021 were awarded effective on February 18, 2022. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7979. The number of DSUs was based on a price of US$56.9319, the volume-weighted average price of the Brookfield Class A Shares on the NYSE for the five days preceding the award date of February 18, 2022.

(d)

The amount for 2021 reflects an annual grant of escrowed shares for Sachin Shah made in February 2022. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Asset Management and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For awards made in 2022, this is based on a hold period of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value for all grants has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

(e)

The amounts for 2021 reflect annual grants of options. The value awarded under the MSOP for annual grants is determined by Brookfield Asset Management and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase

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in value based on a hold of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.

(f)

These amounts include annual retirement savings contributions, participation in the executive benefits program and, for Mabel Wong, top up payments while on leave of $115,734, for Gregory McConnie, costs associated with the provision of a corporate vehicle, and for Paul Forestell, a payment of $528,333 in respect of a special cash retention award for continuing as a key executive of Brookfield Annuity Holdings Inc. These amounts also include advance payments made to Mr. Manios in 2021 under the carried interest plans for Brookfield Infrastructure Fund II.

(g)

Thomas Corbett was appointed Interim Chief Financial Officer on April 5, 2021 while Mabel Wong is on maternity leave. Thomas Corbett’s salary is pro-rated to reflect his time as Interim Chief Financial Officer during 2021.

(h)

Paul Forestell resigned from his position as Chief Executive Officer of Brookfield Annuity Holdings Inc. to become Chief Operating Officer of Brookfield Asset Management Reinsurance Partners Ltd. on December 10, 2021.

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Option Awards and Share-Based Awards at December 31, 2021

The following table shows the options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2021.

Name	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in- the-money Options(a,b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(b) ($)	Market Value of Vested RS(b) ($)	Number of Unvested ESs (#)	Market Value of Unvested ESs(b,c) ($)	Market Value of Vested ESs(b,c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(b) ($)	Market Value of Vested DSUs(b) ($)
Sachin Shah	—	—	—	—	—	3,870,000	95,563,758	83,627,292	—	—	15,572,583
Mabel Wong	62,179	1,546,711	77	4,678	50,042	—	—	—	—	—	65,441
Bahir Manios	558,474	17,810,158	—	—	—	150,000	3,692,070	—	—	—	1,895,261
Thomas Corbett	43,950	1,015,235	3,331	201,348	52,996	—	—	—	—	—	275,974
Paul Forestell	—	—	4,653	281,291	553,252	—	—	—	—	—	—
Gregory McConnie	33,000	1,229,390	9,069	547,561	—	—	—	—	—	—	—

(a)	The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2021 exceeded the exercise price of the options.
(b)

All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2021 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 31, 2021 was $60.45 (C$76.39 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2021 of C$1.00 = US$0.7913) and $ 60.38 on the NYSE, as applicable.

(c)	The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.

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Outstanding Option Awards at December 31, 2021

The following table shows the details of each option outstanding at December 31, 2021.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)
Mabel Wong	4,080	24.59	16-Feb-2027	146,031
	8,700	26.93	25-Feb-2028	291,048
	14,670	29.48	25-Feb-2029	453,256
	14,129	38.64	13-Dec-2029	307,132
	20,600	43.43	21-Feb-2031	349,244

Bahir Manios	9,300	22.50	22-Nov-2025	352,284
	2,400	20.39	22-Feb-2026	95,975
	72,750	24.59	16-Feb-2027	2,603,861
	67,425	24.59	16-Feb-2027	2,413,269
	69,000	26.93	25-Feb-2028	2,308,312
	303,262	29.48	25-Feb-2029	9,369,825
	17,662	38.64	13-Dec-2029	383,931
	16,675	43.43	21-Feb-2031	282,701

Thomas Corbett	15,750	29.48	25-Feb-2029	486,625
	11,400	38.64	13-Dec-2029	247,810
	2,250	45.21	24-Feb-2030	34,126
	14,550	43.43	21-Feb-2031	246,675

Gregory McConnie	11,250	24.22	23-Feb-2025	406,843
	10,500	20.39	22-Feb-2026	419,889
	11,250	24.59	16-Feb-2027	402,659

Notes:

(a)

The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2021 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2021 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 31, 2021 was $60.45 (C$76.39 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2021 of C$1.00 = US$0.7913) and $ 60.38 on the NYSE, as applicable.

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Value Vested or Earned During 2021

The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2021.

	Value Vested During 2021(a)				Non-equity incentive plan compensation – Value earned during the year
Named Executive Officer	Options(b) ($)	DSUs(c) ($)	Restricted Shares(d) ($)	Escrowed Shares ($)

Sachin Shah	—	86,998	—	11,530,512	558,530

Mabel Wong	299,022	10,127	8,397	—	123,675

Bahir Manios	1,963,337	227,502	—	—	458,793

Tom Corbett	64,261	248,596	11,985	—	57,449

Paul Forestell	—	—	—	—	398,950

Gregory McConnie	91,509	—	88,280	—	201,000

(a)

All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2021 of C$1.00 = US$0.7979. The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.

(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2021, including DSUs awarded on February 18, 2021 in lieu of the cash bonus related to performance in 2020.
(d)	Values in this column represent the value of restricted shares vested in 2021, including restricted shares awarded in lieu of the cash bonus related to performance in 2020.

Pension and Retirement Benefits

With the exception of Mr. McConnie, our NEOs do not participate in any registered defined benefit or defined contribution plans or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution to their registered retirement savings plans equal to 4.5% of their base salary, subject to an annual RRSP contribution limit established by the CRA.

Mr. McConnie participates in a defined contribution pension plan sponsored by Brookfield International Bank Inc. The employer contribution for Mr. McConnie under the plan is equal to 15% of his annual base salary. Mr. McConnie’s pension entitlement under the plan is fully vested as he has over 36 months of continuous service with Brookfield. Membership in the plan terminates upon cessation of employment. The retirement age under the plan is 65 years.

The following table sets forth details regarding Mr. McConnie’s participation in the defined contribution pension plan in respect of 2021.

Name	Accumulated value at start of year	Compensatory	Accumulated value at year end

Gregory McConnie	$584,745	$42,948	$715,928

Termination and Change of Control Benefits

With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield.

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Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to USD$150,000 at an exchange rate of BBD$1.00 = US$0.50).

The following table provides a summary of the termination provisions in Brookfield’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the chair of Brookfield Asset Management’s compensation committee or its board of directors, depending on the circumstances.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of Brookfield Asset Management’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days (a) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(a)	Up to but not beyond the expiry date of options.

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Part Six – Other Information

Indebtedness of Directors, Officers and Employees

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the company or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the company or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the company or any of their respective subsidiaries. There is no indebtedness to the company by current and former directors, officers or employees of the company or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the company.

Audit Committee

The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full board of directors and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered Public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee will meet regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our board for a determination as to whether this association affects the independent status of the director.

The full text of the charter of the Audit Committee is attached as Appendix “D” to this Circular.

Additional Information

Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the U.S. Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the U.S. Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

Our website is at bamr.brookfield.com. In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents may be obtained on request without charge from our Corporate Secretary by mail at Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, Bermuda HM08, by telephone at 441-294-3316, or by email at bamr.enquiries@brookfield.com.

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Other Business

The company knows of no other matter to come before the meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders dated May 13, 2022.

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Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the company.

Anna Knapman-Scott

Anna Knapman-Scott

Corporate Secretary

May 13, 2022

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Appendix A - Resolutions to be Approved at the

Meeting

Board Size Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.

THAT, on the recommendation of the board of directors of Brookfield Asset Management Reinsurance Partners Ltd. (the “company”) the maximum size of the company’s board of directors is hereby increased from eight (8) to sixteen (16) directors;

2.

AND THAT the directors of the company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke the resolution at any time, without further notice to or approval of the company shareholders;

3.

AND THAT any director or officer of the company is hereby authorized and directed for an on behalf of the company to make the requisite filing with the Registrar of Companies, in order to give effect to this ordinary resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

Increase to the Authorized Share Capital to Create the Class A-1 Exchangeable Shares Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.

THAT, on the recommendation of the board of directors of Brookfield Asset Management Reinsurance Partners Ltd. (the “company”) the authorized share capital of the company is hereby increased by US$19,730,000,000 by the creation of 500,000,000 class A-1 exchangeable shares, of par value US$39.46 each in the capital of the company (the “Share Capital Increase”) and having the rights and restrictions set out in the applicable Bye-Law Amendments (as defined below);

2.

AND THAT the directors of the company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time, without further notice to or approval of the company shareholders;

3.

AND THAT any director or officer of the company be and each is hereby authorized, directed and empowered, in the name of and on behalf of the company, to execute (whether under hand as a deed or otherwise, whichever is necessary or desirable), certify, deliver, file and record such other agreements, documents, instruments, pledges, financing statements, certificates and other writings, and to take such actions, including but not limited to paying or causing to be paid all liabilities, expenses and costs, as the director or officer acting may deem necessary or advisable to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by such execution, certification, delivery, filing, recording and/or taking such actions on behalf of the company.

Quarterly Return of Capital Distributions

BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.

THAT on the recommendation of the board (the “Board”) of directors (each a “Director”, and collectively, the “Directors”) of Brookfield Asset Management Reinsurance Partners Ltd. (the “company”), the company will make: (i) four quarterly returns of capital (each, a “Quarterly Capital Return” and together the “Quarterly Capital Returns”) to the holders on each Record Date (as defined below) of the Exchangeable Class A Limited Voting Shares (“A Shares”) in the capital of the company, and of the Exchangeable Class A-1 Non-Voting Shares (“A-1 Shares”) in the capital of the company, and of Class B Limited Voting Shares (“B Shares”) in the capital of the company, in the case of the A Shares, up to the aggregate amount of $6,000,000 per Quarterly Capital Return (plus any unreturned capital from prior quarters covered by this

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resolution), and in the case of the A-1 Shares, up to the aggregate amount of $6,000,000 per Quarterly Capital Return (plus any unreturned capital from prior quarters covered by this resolution), and in the case of the B Shares, up to the aggregate amount of $10,000 per Quarterly Capital Return (plus any unreturned capital from prior quarters covered by this resolution); and (ii) one annual return of capital to the holders on the applicable Record Date of the class A junior preferred shares, series 1 (the “Class A Junior Preferred Shares, Series 1”), by reducing the authorized share capital of the company in the following manner, which, in each case, is subject to the below paragraph 1(m) and, in respect of the Quarterly Capital Returns regarding the A-1 Shares, the approval of the Share Capital Increase:

(a)	effective on or about 30 September 2022 (or as otherwise determined by the Board):

(i)

a Quarterly Capital Return (the “First A Quarter Capital Return”) up to the aggregate amount of $6,000,000, with such precise amount to be determined by the Board (the “First A Capital Return Amount”), by reducing the par value of each of the A Shares by an amount per share to be allocated by the Board prior to the First A Quarter Capital Return (the par value, as reduced, the “First A Quarter Par Value”) in accordance with the number of A Shares in issue at the time of the First A Quarter Capital Return (the “First Quarter Issued A Shares”) so that the amount of the authorized and issued share capital of the A Shares will be reduced by the First A Capital Return Amount and the amount of the authorized and unissued share capital of the A Shares will be reduced by a par value reduction which corresponds with the First A Quarter Par Value (the “First Unissued A Reduction Amount”);

(ii)

a Quarterly Capital Return (the “First A-1 Quarter Capital Return”) up to the aggregate amount of $6,000,000, with such precise amount to be determined by the Board (the “First A-1 Capital Return Amount”), by reducing the par value of each of the A-1 Shares by an amount per share to be allocated by the Board prior to the First A-1 Quarter Capital Return (the par value, as reduced, the “First A-1 Quarter Par Value”) in accordance with the number of A-1 Shares in issue, if any, at the time of the First A-1 Quarter Capital Return (the “First Quarter Issued A-1 Shares”) so that the amount of the authorized and issued share capital of the A-1 Shares will be reduced by the First A-1 Capital Return Amount and the amount of the authorized and unissued share capital of the A-1 Shares will be reduced by a par value reduction which corresponds with the First A-1 Quarter Par Value (the “First Unissued A-1 Reduction Amount”); and

(iii)

a Quarterly Capital Return (the “First B Quarter Capital Return”) up to the aggregate amount of $10,000, with such precise amount to be determined by the Board (the “First B Capital Return Amount”), by reducing the par value of each of the B Shares by an amount per share to be allocated by the Board prior to the First B Quarter Capital Return (the par value, as reduced, the “First B Quarter Par Value”) in accordance with the number of B Shares in issue at the time of the First B Quarter Capital Return (the “First Quarter Issued B Shares”) so that the amount of the authorized and issued share capital of the B Shares will be reduced by the First B Capital Return Amount and the amount of the authorized and unissued share capital of the B Shares will be reduced by a par value reduction which corresponds with the First B Quarter Par Value (the “First Unissued B Reduction Amount”), such that:

(A)

the authorized share capital of the company shall be C$27,500,000,000 and US$87,709,730,100 minus the First A Capital Return Amount, First Unissued A Reduction Amount, First A-1 Capital Return Amount, First Unissued A-1 Reduction Amount, First B Capital Return Amount and the First Unissued B Reduction Amount (the “First Quarter Authorized Share Capital”); and

(B)

the issued share capital of the company shall be the amount of issued share capital as at the Record Date (defined below) for the first Quarterly Capital Return minus the First A Capital Return Amount, First A-1 Capital Return Amount and the First B Capital Return Amount (the “First Quarter Issued Share Capital”);

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(b)	in respect of the Class A Junior Preferred Shares, Series 1, effective on or about 15 December 2022 (or as otherwise determined by the Board):

(i)

an annual capital return (the “Annual Capital Return”) up to the aggregate amount of $200,000,000 with the precise amount to be determined by the Board (the “Annual Series 1 Capital Return Amount”), by reducing the par value of each of the Class A Junior Preferred Shares, Series 1 by an amount per share to be allocated by the Board prior to the Annual Capital Return (the par value, as reduced, the “Annual Series 1 Par Value”) in accordance with the number of Class A Junior Preferred Shares, Series 1 in issue at the time of the Annual Capital Return (the “Annual Issued Series 1 Shares”) so that the amount of the authorized and issued share capital of the Class A Junior Preferred Shares, Series 1 will be reduced by the Annual Series 1 Capital Return Amount, and the amount of the authorized and unissued share capital of the Class A Junior Preferred Shares, Series 1 will be reduced by a par value reduction which corresponds with the Annual Series 1 Par Value (the “Annual Unissued Series 1 Reduction Amount”), such that:

(A)

the authorized share capital of the company shall be C$27,500,000,000 and the First Quarter Authorized Share Capital minus the Annual Series 1 Capital Return Amount and Annual Unissued Series 1 Reduction Amount (the “Annual Authorized Share Capital”); and

(B)

the issued share capital of the company shall be the First Quarter Issued Share Capital minus the Annual Series 1 Capital Return Amount and Annual Unissued Series 1 Reduction Amount (the “Annual Issued Share Capital”);

(c)	effective on or about 31 December 2022 (or as otherwise determined by the Board):

(i)

a second Quarterly Capital Return (the “Second A Quarter Capital Return”) up to the aggregate amount of $6,000,000 plus any unreturned capital under the First A Quarter Capital Return (being $6,000,000 minus the First A Capital Return Amount), with the precise amount to be determined by the Board (the “Second A Capital Return Amount”), by reducing the par value of each of the A Shares by an amount per share to be allocated by the Board prior to the Second A Quarter Capital Return (the par value, as reduced, the “Second A Quarter Par Value”) in accordance with the number of A Shares in issue at the time of the Second A Quarter Capital Return (the “Second Quarter Issued A Shares”) so that the amount of the authorized and issued share capital of the A Shares will be reduced by the Second A Capital Return Amount, and the amount of the authorized and unissued share capital of the A Shares will be reduced by a par value reduction which corresponds with the Second A Quarter Par Value (the “Second Unissued A Reduction Amount”);

(ii)

a second Quarterly Capital Return (the “Second A-1 Quarter Capital Return”) up to the aggregate amount of $6,000,000 plus any unreturned capital under the First A-1 Quarter Capital Return (being $6,000,000 minus the First A-1 Capital Return Amount), with the precise amount to be determined by the Board (the “Second A-1 Capital Return Amount”), by reducing the par value of each of the A-1 Shares by an amount per share to be allocated by the Board prior to the Second A-1 Quarter Capital Return (the par value, as reduced, the “Second A-1 Quarter Par Value”) in accordance with the number of A-1 Shares in issue, if any, at the time of the Second A-1 Quarter Capital Return (the “Second Quarter Issued A-1 Shares”) so that the amount of the authorized and issued share capital of the A-1 Shares will be reduced by the Second A-1 Capital Return Amount, and the amount of the authorized and unissued share capital of the A-1 Shares will be reduced by a par value reduction which corresponds with the Second A-1 Quarter Par Value (the “Second Unissued A-1 Reduction Amount”); and

(iii)

a second Quarterly Capital Return (the “Second B Quarter Capital Return”) up to the aggregate amount of $10,000 plus any unreturned capital under the First B Quarter Capital Return (being $10,000 minus the First B Capital Return Amount), with the precise amount

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to be determined by the Board (the “Second B Capital Return Amount”), by reducing the par value of each of the B Shares by an amount per share to be allocated by the Board prior to the Second B Quarter Capital Return (the par value, as reduced, the “Second B Quarter Par Value”) in accordance with the number of B Shares in issue at the time of the Second B Quarter Capital Return (the “Second Quarter Issued B Shares”) so that the amount of the authorized and issued share capital of the B Shares will be reduced by the Second B Capital Return Amount, and the amount of the authorized and unissued share capital of the B Shares will be reduced by a par value reduction which corresponds with the Second B Quarter Par Value (the “Second Unissued B Reduction Amount”), such that:

(A)

the authorized share capital of the company shall be C$27,500,000,000 and the Annual Authorized Share Capital minus the Second A Capital Return Amount, Second Unissued A Reduction Amount, Second A-1 Capital Return Amount, Second Unissued A-1 Reduction Amount, Second B Capital Return Amount and the Second Unissued B Reduction Amount (the “Second Quarter Authorized Share Capital”); and

(B)

the issued share capital of the company shall be the Annual Issued Share Capital minus the Second A Capital Return Amount, Second A-1 Capital Return Amount and the Second B Capital Return Amount (the “Second Quarter Issued Share Capital”);

(d)	effective on or about 31 March 2023 (or as otherwise determined by the Board):

(i)

a third Quarterly Capital Return (the “Third A Quarter Capital Return”) up to the aggregate amount of $6,000,000 plus any unreturned capital under the First A Quarter Capital Return and the Second A Quarter Capital Return (being $12,000,000 minus the combined amounts of the First A Capital Return Amount and the Second A Capital Return Amount), with the precise amount to be determined by the Board (the “Third A Capital Return Amount”), by reducing the par value of each of the A Shares by an amount per share to be allocated by the Board prior to the Third A Quarter Capital Return (the par value, as reduced, the “Third A Quarter Par Value”) in accordance with the number of A Shares in issue at the time of the Third A Quarter Capital Return (the “Third Quarter Issued A Shares”) so that the amount of the authorized and issued share capital of the A Shares will be reduced by the Third A Capital Return Amount, and the amount of the authorized and unissued share capital of the A Shares will be reduced by a par value reduction which corresponds with the Third A Quarter Par Value (the “Third Unissued A Reduction Amount”);

(ii)

a third Quarterly Capital Return (the “Third A-1 Quarter Capital Return”) up to the aggregate amount of $6,000,000 plus any unreturned capital under the First A-1 Quarter Capital Return and the Second A-1 Quarter Capital Return (being $12,000,000 minus the combined amounts of the First A-1 Capital Return Amount and the Second A-1 Capital Return Amount), with the precise amount to be determined by the Board (the “Third A-1 Capital Return Amount”), by reducing the par value of each of the A-1 Shares by an amount per share to be allocated by the Board prior to the Third A-1 Quarter Capital Return (the par value, as reduced, the “Third A-1 Quarter Par Value”) in accordance with the number of A-1 Shares in issue, if any, at the time of the Third A-1 Quarter Capital Return (the “Third Quarter Issued A-1 Shares”) so that the amount of the authorized and issued share capital of the A-1 Shares will be reduced by the Third A-1 Capital Return Amount, and the amount of the authorized and unissued share capital of the A-1 Shares will be reduced by a par value reduction which corresponds with the Third A-1 Quarter Par Value (the “Third Unissued A-1 Reduction Amount”); and

(iii)

a third Quarterly Capital Return (the “Third B Quarter Capital Return”) up to the aggregate amount of $10,000 plus any unreturned capital under the First B Quarter Capital Return and the Second B Quarter Capital Return (being $20,000 minus the combined

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amounts of the First B Capital Return Amount and the Second B Capital Return Amount), with the precise amount to be determined by the Board (the “Third B Capital Return Amount”), by reducing the par value of each of the B Shares by an amount per share to be allocated by the Board prior to the Third B Quarter Capital Return (the par value, as reduced, the “Third B Quarter Par Value”) in accordance with the number of B Shares in issue at the time of the Third B Quarter Capital Return (the “Third Quarter Issued B Shares”) so that the amount of the authorized and issued share capital of the B Shares will be reduced by the Third B Capital Return Amount, and the amount of the authorized and unissued share capital of the B Shares will be reduced by a par value reduction which corresponds with the Third B Quarter Par Value (the “Third Unissued B Reduction Amount”), such that:

(A)

the authorized share capital of the company shall be C$27,500,000,000 and the Second Quarter Authorized Share Capital minus the Third A Capital Return Amount, Third Unissued A Reduction Amount, Third A-1 Capital Return Amount, Third Unissued A-1 Reduction Amount, Third B Capital Return Amount and the Third Unissued B Reduction Amount and (the “Third Quarter Authorized Share Capital”); and

(B)

the issued share capital of the company shall be the Second Quarter Issued Share Capital minus the Third A Capital Return Amount, Third A-1 Capital Return Amount and the Third B Capital Return Amount (the “Third Quarter Issued Share Capital”);

(e)	effective on or about 30 June 2023 (or as otherwise determined by the Board):

(i)

a fourth Quarterly Capital Return (the “Fourth A Quarter Capital Return”) up to the aggregate amount of $6,000,000 plus any unreturned capital under the First A Quarter Capital Return, the Second A Quarter Capital Return and the Third A Quarter Capital Return (being $18,000,000 minus the combined amounts of the First A Capital Return Amount, the Second A Capital Return Amount and the Third A Capital Return Amount), with the precise amount to be determined by the Board (the “Fourth A Capital Return Amount”), by reducing the par value of each of the A Shares by an amount per share to be allocated by the Board prior to the Fourth A Quarter Capital Return (the par value, as reduced, the “Fourth A Quarter Par Value”) in accordance with the number of A Shares in issue at the time of the Fourth A Quarter Capital Return (the “Fourth Quarter Issued A Shares”) so that the amount of the authorized and issued share capital of the A Shares will be reduced by the Fourth A Capital Return Amount, and the amount of the authorized and unissued share capital of the A Shares will be reduced by a par value reduction which corresponds with the Fourth A Quarter Par Value (the “Fourth Unissued A Reduction Amount”);

(ii)

a fourth Quarterly Capital Return (the “Fourth A-1 Quarter Capital Return”, together with the First A-1 Quarter Capital Return, the Second A-1 Quarter Capital Return and the Third A-1 Quarter Capital Return, collectively, the “A-1 Capital Returns” and each an “A-1 Capital Return”) up to the aggregate amount of $6,000,000 plus any unreturned capital under the First A-1 Quarter Capital Return, the Second A-1 Quarter Capital Return and the Third A-1 Quarter Capital Return (being $18,000,000 minus the combined amounts of the First A-1 Capital Return Amount, the Second A-1 Capital Return Amount and the Third A-1 Capital Return Amount), with the precise amount to be determined by the Board (the “Fourth A-1 Capital Return Amount”), by reducing the par value of each of the A-1 Shares by an amount per share to be allocated by the Board prior to the Fourth A-1 Quarter Capital Return (the par value, as reduced, the “Fourth A-1 Quarter Par Value”) in accordance with the number of A-1 Shares in issue, if any, at the time of the Fourth A-1 Quarter Capital Return (the “Fourth Quarter Issued A-1 Shares”) so that the amount of the authorized and issued share capital of the A-1 Shares will be reduced by the Fourth A-1 Capital Return Amount, and the amount of the authorized and unissued share capital of

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the A-1 Shares will be reduced by a par value reduction which corresponds with the Fourth A-1 Quarter Par Value (the “Fourth Unissued A-1 Reduction Amount”); and

(iii)

a fourth Quarterly Capital Return (the “Fourth B Quarter Capital Return”) up to the aggregate amount of $10,000 plus any unreturned capital under the First B Quarter Capital Return, the Second B Quarter Capital Return and the Third B Quarter Capital Return (being $30,000 minus the combined amounts of the First B Capital Return Amount, the Second B Capital Return Amount and the Third B Capital Return Amount), with the precise amount to be determined by the Board (the “Fourth B Capital Return Amount”), by reducing the par value of each of the B Shares by an amount per share to be allocated by the Board prior to the Fourth B Quarter Capital Return (the par value, as reduced, the “Fourth B Quarter Par Value”) in accordance with the number of B Shares in issue at the time of the Fourth B Quarter Capital Return (the “Fourth Quarter Issued B Shares”) so that the amount of the authorized and issued share capital of the B Shares will be reduced by the Fourth B Capital Return Amount, and the amount of the authorized and unissued share capital of the B Shares will be reduced by a par value reduction which corresponds with the Fourth B Quarter Par Value (the “Fourth Unissued B Reduction Amount”), such that:

(A)

the authorized share capital of the company shall be C$27,500,000,000 and the Third Quarter Authorized Share Capital minus the Fourth A Capital Return Amount, Fourth Unissued A Reduction Amount, Fourth A-1 Capital Return Amount, Fourth Unissued A-1 Reduction Amount, Fourth B Capital Return Amount and the Fourth Unissued B Reduction Amount; and

(B)

the issued share capital of the company shall be the Third Quarter Issued Share Capital minus the Fourth A Capital Return Amount, the Fourth A-1 Capital Return Amount and the Fourth B Capital Return Amount;

(f)

each Quarterly Capital Return in respect of the A Shares will be effected by the company by payment of up to the aggregate amount of $6,000,000 in cash to the holders of A Shares at a rate per share to be determined by the Board in accordance with the foregoing;

(g)

each Quarterly Capital Return in respect of the A-1 Shares will be effected by the company by payment of up to the aggregate amount of $6,000,000 in cash to the holders of A-1 Shares at a rate per share to be determined by the Board in accordance with the foregoing;

(h)

each Quarterly Capital Return in respect of the B Shares will be effected by the company by payment of up to the aggregate amount of $10,000 in cash to the holders of B Shares at a rate per share to be determined by the Board in accordance with the foregoing;

(i)

each Annual Capital Return in respect of the Class A Junior Preferred Shares, Series 1 will be effected by the company by payment of up to the aggregate amount of $200,000,000 in cash to the holders of Class A Junior Preferred Shares, Series 1 at a rate per share to be determined by the Board in accordance with the foregoing;

(j)

the completion of the Annual Capital Return and each Quarterly Capital Return will be contingent on a statutory legal notice having been made within the required time and receipt by the Board of a confirmation by the chief financial officer of the company that the company will be able to pay its liabilities as they become due on and after the Annual Capital Return and each Quarterly Capital Return and corresponding reduction to the authorized share capital;

(k)	the Board be and is hereby authorized to set a record date (each, a “Record Date”) for the Annual Capital Return each Quarterly Capital Return;

(l)

the Board be and is hereby authorized to effect the Annual Capital Return and the Quarterly Capital Returns and to determine as it thinks expedient any and all matters in connection therewith including

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any determination to be made for or on behalf of the Company pursuant to section 46 of the Companies Act 1981 of Bermuda and any other such matter not specifically resolved herein;

(m)

notwithstanding anything contained in the foregoing resolutions, if there are no A-1 Shares in issue at the time of any Quarterly Capital Return, and therefore, no A-1 Capital Return can be effected at such time, the par value of each A-1 Share shall be reduced by an amount equal to the reduction amount of the par value of each A Share at each such Quarterly Capital Return in order to ensure that, at all times, the par value of the A Shares is equal to the par value of the A-1 Shares;

(n)

the Board be and is hereby authorized and empowered, if they decide not to proceed with the aforementioned resolutions, to revoke these resolutions at any time, without further notice to or approval of the company shareholders; and

(o)

to the extent that any Director or officer of the company has taken any actions or signed any documents or undertakings in connection with the foregoing or in connection with the prior quarterly returns approved by the applicable shareholders of the company on 24 June 2021, in each case, prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved, confirmed and adopted in all respects.

Bye-Law Amendment No. 1

BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.

THAT the amended and restated bye-laws of Brookfield Asset Management Reinsurance Partners Ltd. (the “company”) be amended in substantially the form as set out in Appendix B to reflect the increase in the maximum size of the company’s board of directors from eight (8) to sixteen (16) directors (“Bye-Law Amendment No. 1”);

2.

AND THAT the directors of the company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time, without further notice to or approval of the company shareholders;

3.

AND THAT any director or officer of the company is hereby authorized and directed for an on behalf of the company to make the requisite filing with the Registrar of Companies, in order to give effect to this ordinary resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

Bye-Law Amendment No. 2

BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.

THAT the amended and restated bye-laws of Brookfield Asset Management Reinsurance Partners Ltd. (the “company”) be amended in substantially the form as set out in Appendix B to reflect the increase in the authorized share capital of the company and the creation of a new class of class A-1 exchangeable non-voting shares of the company (“Bye-Law Amendment No. 2”).

2.

AND THAT the directors of the company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time, without further notice to or approval of the company shareholders;

3.

AND THAT any director or officer of the company is hereby authorized and directed for an on behalf of the company to make the requisite filing with the Registrar of Companies, in order to give effect to this ordinary resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

Bye-Law Amendment No. 3

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BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.

THAT the amended and restated bye-laws of Brookfield Asset Management Reinsurance Partners Ltd. (the “company”) be amended in substantially the form as set out in Appendix B to reflect certain amendments of a housekeeping nature (“Bye-Law Amendment No. 3”, together with Bye-Law Amendment No. 1 and Bye-Law Amendment No.2, the “Bye-Law Amendments”);

2.

AND THAT the directors of the company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time, without further notice to or approval of the company shareholders;

3.

AND THAT any director or officer of the company is hereby authorized and directed for an on behalf of the company to make the requisite filing with the Registrar of Companies, in order to give effect to this ordinary resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

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Appendix B – Proposed Second Amended and

Restated Bye-Laws

SECOND AMENDED AND RESTATED BYE-LAWS

OF

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

The undersigned HEREBY CERTIFIES that the attached Bye-Laws are a true copy of the Bye-Laws of Brookfield Asset Management Reinsurance Partners Ltd. (Company) adopted by the Shareholders of the Company on June     , 2022.

Director

Brookfield Asset Management Reinsurance Partners Ltd.

Wellesley House South, 2nd Floor

90 Pitts Bay Road

Pembroke HM08

Bermuda

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SECOND AMENDED AND RESTATED BYE-LAWS OF BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

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CAPITALISATION OF PROFITS	B-26

RECORD DATES	B-26

ACCOUNTING RECORDS	B-27

AUDIT	B-27

SERVICE OF NOTICES AND OTHER DOCUMENTS	B-27

DESTRUCTION OF DOCUMENTS	B-28

WINDING UP	B-29

INDEMNITY AND INSURANCE	B-29

AMALGAMATION AND MERGER	B-30

CONTINUATION	B-30

ALTERATION OF BYE-LAWS	B-31

UNTRACED SHAREHOLDERS	B-31

FORUM SELECTION	B-32

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SECOND AMENDED AND RESTATED BYE–LAWS

OF

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

(Adopted by a Resolution dated June __, 2022)

DEFINITIONS AND INTERPRETATION

1.	In these Bye-Laws, unless the context otherwise requires:

Auditor: the person or firm for the time being appointed as auditor of the Company;

Bermuda: the Islands of Bermuda;

Board: the Directors of the Company appointed or elected pursuant to these Bye-Laws and acting by resolution as provided for in the Companies Act and in these Bye-Laws or the Directors present at a meeting of Directors at which there is a quorum;

Class A Shares: the class A exchangeable limited voting shares in the capital of the Company;

Class A-1 Shares: the class A-1 exchangeable non-voting shares in the capital of the Company;

Class B Shares: the class B limited voting shares in the capital of the Company;

Class C Shares: the class C non-voting shares in the capital of the Company;

clear days: in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

Companies Act: the Companies Act 1981 of Bermuda, as may be amended;

Company: Brookfield Asset Management Reinsurance Partners Ltd., a company incorporated in Bermuda on December 16, 2020;

Director: any person duly elected or appointed as a director of the Company and any person occupying the position of director of the Company by whatever name called;

Electronic Record: has the same meaning as in the Electronic Transactions Act 1999;

Foreign Action: has the meaning as set out in Bye-Law 174;

Indemnified Person: any Director, Officer, Resident Representative, member of a committee duly constituted under these Bye-Laws and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company (including anyone previously acting in such capacity), and his heirs, executors and administrators, administrators, personal representatives or successors or assigns;

Junior Preferred Shares: the class A junior preferred shares and the class B junior preferred shares in the capital of the Company;

Officer: a person appointed by the Board to hold an office in the Company pursuant to these Bye-Laws but shall not include the Auditor;

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outstanding: when used to describe a share, means a share that is issued but not held by the Company as a treasury share;

paid up: paid up or credited as paid up;

Preferred Shares: the Senior Preferred Shares and the Junior Preferred Shares;

Register: the Register of Shareholders of the Company maintained by the Company in Bermuda;

Registered Office: the registered office for the time being of the Company in Bermuda;

Resident Representative: (if any) the individual or the company appointed to perform the duties of resident representative set out in the Companies Act and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

Resolution: a resolution of the Shareholders passed in a general meeting or, where required, of a separate class or separate classes of Shareholders passed in a separate general meeting or in either case adopted by resolution in writing, in accordance with the provisions of these Bye-Laws; for greater certainty, for so long as the Class A Shares and Class B Shares are outstanding, all references to a Resolution in these bye-laws shall mean a resolution passed in accordance with Bye-Law 60;

Seal: the common seal of the Company (if any) and includes every authorised duplicate seal;

Secretary: the secretary for the time being of the Company and any person appointed to perform any of the duties of the secretary;

Senior Preferred Shares: the class A senior preferred shares and the class B senior preferred shares in the capital of the Company;

share: a share in the capital of the Company and includes stock, treasury shares and a fraction of a share/stock;

Shareholder: the person registered in the Register as the holder of shares;

Specified Place: the place, if any, specified in the notice of any meeting of the Shareholders, or adjourned meeting of the Shareholders, at which the chairman of the meeting shall preside;

specified under applicable Law: for greater certainty, means as required by the Companies Act;

Subsidiary and Holding Company: have the same meanings as in section 86 of the Companies Act, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere; and

these Bye-Laws: the amended and restated bye-laws of the Company in their present form.

1.1

For the purposes of these Bye-Laws, a corporation which is a Shareholder shall be deemed to be present in person at a general meeting if, in accordance with the Companies Act, its authorised representative(s) is/are present.

1.2	Words importing the singular number include the plural number and vice versa.

1.3	Words importing the masculine gender include the feminine gender.

1.4	Words importing persons include any company or association or body of persons, whether corporate or unincorporated and natural persons.

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1.5	Any reference to writing includes all modes of representing or reproducing words in a visible form, including in the form of an Electronic Record.

1.6	Unless the context otherwise requires, words and expressions defined in the Companies Act bear the same meanings in these Bye-Laws.

1.7	Headings are used for convenience only and shall not affect the construction of these Bye-Laws.

1.8

A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an Electronic Record to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.9

A reference to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an Electronic Record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.10

A reference to any statute or statutory provision (whether in Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force.

1.11	In these Bye-Laws:

(a)	powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto;

(b)

the word Board in the context of the exercise of any power contained in these Bye-Laws includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Board, manager or agent of the Company to which or, as the ease may be, to whom the power in question has been delegated;

(c)	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and

(d)

except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Bye-Laws or under another delegation of the powers.

REGISTERED OFFICE

2.	The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARE CAPITAL

3.	The authorised share capital of the Company at the date of adoption of these Bye-Laws is:

(a)	1,000,000,000 Class A Shares;

(b)	500,000,000 Class A-1 Shares;

(c)	500,000 Class B Shares;

(d)	1,000,000,000 Class C Shares;

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(e)	1,000,000,000 Class A Junior Preferred Shares (issuable in series);

(f)	1,000,000,000 Class B Junior Preferred Shares (issuable in series);

(g)	100,000,000 Class A Senior Preferred Shares (issuable in series); and

(h)	100,000,000 Class B Senior Preferred Shares (issuable in series).

4.

The Class A Shares, Class A-1 Shares, the Class B Shares, the Class C Shares, the Junior Preferred Shares and the Senior Preferred Shares shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the rights as set forth on Schedule A hereto.

5.

The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Act. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act.

6.

The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, and may be cancelled or may be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Act. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act. If the acquired shares are not cancelled, the Company shall be entered in the Register as a Shareholder in respect of the shares held by the Company as treasury shares and shall be a Shareholder of the Company but subject always to the provisions of the Companies Act and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act.

MODIFICATION OF RIGHTS

7.

Subject to the Companies Act, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the sanction of a Resolution.

8.

For the purposes of Bye-Law 7, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall not be deemed to be altered by:

(a)	the creation or issue of further shares ranking pari passu with them;

(b)	the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them; or

(c)	the purchase or redemption by the Company of any of its own shares.

SHARES

9.

Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

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10.

Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.

11.

The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law. Subject to the provisions of the Companies Act, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

12.

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

13.	Notwithstanding anything to the contrary in these Bye-Laws, for as long as the Class A Shares are listed on The Toronto Stock Exchange or the New York Stock Exchange:

(a)

the Board may only issue shares as non-assessable and after the consideration for each share is fully paid in money or in property or past services that are not less in value than the fair equivalent of the money that the Company would have received if the share(s) had been issued for money; and

(b)

Directors who vote for or consent to a resolution authorizing the issue of any share(s) pursuant to these Bye-Laws for consideration other than money are jointly and severally liable to the Company to make good any amount by which the consideration received is less than the fair equivalent of the money that the Company would have received if the share(s) had been issued for money on the date of the resolution.

CERTIFICATES

14.

No share certificates shall be issued by the Company unless, in respect of a class of shares, the Board has either for all or for some holders of such shares (who may be determined in such manner as the Board thinks fit) determined that the holder of such shares may be entitled to share certificates. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

15.

If a share certificate is defaced, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

16.

All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be in such form as the Board may determine and issued under the Seal or signed by a Director, the Secretary or any person authorised by the Board for that purpose. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons, or may determine that a representation of the Seal may be printed on any such certificates. If any person holding an office in the Company who has signed, or whose facsimile signature has been used on, any certificate ceases for any reason to hold his office, such certificate may nevertheless be issued as though that person had not ceased to hold such office.

17.

Nothing in these Bye-Laws shall prevent title to any securities of the Company from being evidenced and/or transferred without a written instrument in accordance with the Companies Act or the regulations made from time to time in this regard thereunder, and the Board shall have power to implement any arrangements which

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it may think fit for such evidencing and/or transfer which accord with the Companies Act or the regulations thereunder.

REGISTER OF SHAREHOLDERS

18.

The Register shall be kept at the Registered Office or at such other place in Bermuda as the Board may from time to time direct, in the manner prescribed by the Companies Act. Subject to the provisions of the Companies Act, the Company may keep one or more overseas or branch registers in any place, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such registers. The Board may authorise any share on the Register to be included in a branch register or any share registered on a branch register to be registered on another branch register, provided that at all times the Register is maintained in accordance with the Companies Act.

19.

The Register or any branch register may be closed at such times and for such period as the Board may from time to time decide, subject to the Companies Act. Except during such time as it is closed, the Register and each branch register shall be open to inspection in the manner prescribed by the Companies Act between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register or any branch register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 12.

REGISTER OF DIRECTORS AND OFFICERS

20.

The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Act. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Act between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) in Bermuda on every working day.

TRANSFER OF SHARES

21.

Subject to the Companies Act and to such of the exceptions and restrictions contained in these Bye-Laws as may be applicable, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

22.

The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer unless:

(a)

the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,

(b)	the instrument of transfer is in respect of only one class of share,

(c)	the instrument of transfer is in favour of less than five (5) persons jointly; and

(d)

it is satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained.

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23.	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Laws 21 and 22.

24.	If the Board declines to register a transfer it shall, within three (3) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

25.

A reasonable fee determined by the Board may be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share, (except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed on it in connection with such transfer or entry).

26.

Notwithstanding anything to the contrary in these Bye-Laws, shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and requirements of such exchange.

TRANSMISSION OF SHARES

27.

In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law 27, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law 27.

28.

Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

29.

A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty (60) days, the Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.

30.	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Laws 27, 28 and 29.

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INCREASE OF CAPITAL

31.	The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Board, with the sanction of a Resolution, shall prescribe.

32.

The Board may, with the sanction of a Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Act) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

33.	The new shares shall be subject to all the provisions of these Bye-Laws.

ALTERATION OF CAPITAL

34.	The Board may from time to time, and without the sanction of a Resolution:

(a)	divide the Company’s shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(b)	consolidate and divide all or any of the Company’s share capital into shares of larger par value than its existing shares;

(c)

subdivide the Company’s shares or any of them into shares of smaller par value than is fixed by the Company’s memorandum, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(d)	make provision for the issue and allotment of shares which do not carry any voting rights.

35.	The Board may from time to time with the sanction of a Resolution:

(a)

cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(b)	change the currency denomination of its share capital.

36.

Where any difficulty arises in regard to any division, consolidation, or subdivision under Bye-Law 34, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

37.

Subject to the Companies Act and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

38.

Subject to the Companies Act, its memorandum and any confirmation or consent required by law or these Bye-Laws, the Board may from time to time with the sanction of a Resolution authorise the reduction of the Company’s issued share capital or any share premium account in any manner.

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39.

In relation to any such reduction, the Board may, with the sanction of a Resolution, determine the terms upon which such reduction is to be effected including (a) in the case of a reduction of part only of a class of shares, those shares to be affected, and (b) in the case of a reduction of capital that is not returned to the affected Shareholders, by crediting the contributed surplus account for the shares affected.

GENERAL MEETINGS AND RESOLUTIONS IN WRITING

40.

The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by Shareholders pursuant to the provisions of the Companies Act, convene general meetings other than annual general meetings, which shall be called special general meetings, at such time and place as the Board may appoint. Any annual or special general meeting may be held, in whole or in part, by telephonic or electronic means, including, without limitation, through the use of one or more of webcasting, telephone conference and/or other electronic means and a Shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed to be present at the meeting.

41.

Except in the case of the removal of Auditors or Directors, anything which may be done by resolution in general meeting or by resolution of any class of Shareholders in a separate general meeting may be done by resolution in writing, signed by the Shareholders (or the holders of such class of shares) who at the date of the notice of the resolution in writing represent the votes that would be required if the resolution had been voted on at a meeting of the Shareholders. Such resolution in writing may be signed by the Shareholder or its proxy, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Act) by its representative on behalf of such Shareholder, in as many counterparts as may be necessary.

42.

Notice of any resolution in writing to be made under Bye-Law 41 shall be given to all the Shareholders who would be entitled to attend a meeting and vote on the resolution. The requirement to give notice of any resolution in writing to be made under Bye-Law 41 to such Shareholders shall be satisfied by giving to those Shareholders a copy of that resolution in writing in the same manner that is required for a notice of a general meeting of the Company at which the resolution could have been considered, except that the length of the period of notice shall not apply. The date of the notice shall be set out in the copy of the resolution in writing.

43.

The accidental omission to give notice, in accordance with Bye-Law 42, of a resolution in writing to, or the non-receipt of such notice by, any person entitled to receive such notice shall not invalidate the passing of the resolution in writing.

44.

For the purposes of Bye-Law 41, the date of the resolution in writing is the date when the resolution in writing is signed by, or on behalf of, the Shareholder who establishes the votes required for the passing of the resolution in writing and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with Bye-Law 41, a reference to such date.

45.

A resolution in writing made in accordance with Bye-Law 41 is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with Bye-Law 41 shall constitute minutes for the purposes of the Companies Act and these Bye-Laws.

46.	All the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply to any separate general meeting of the holders of shares of any class.

NOTICE OF GENERAL MEETINGS

47.

An annual or special general meeting shall be called by not less than 21 clear days’ notice in writing, or, in each case, such other notice period as may be permitted by the Companies Act. The notice shall specify the day, time and location of the meeting (which may be held, in whole or in part, by telephonic or electronic means), and the nature of the business to be considered. Notice of every general meeting shall be given in

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any manner permitted by these Bye-Laws to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it.

48.

The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

49.

A Shareholder present in person and each person holding a valid proxy at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

50.

The Board may cancel or postpone a meeting of the Shareholders after it has been convened and notice of such cancellation or postponement shall be served in accordance with these Bye-Laws upon all Shareholders entitled to notice of the meeting so cancelled or postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with Bye-Law 47.

PROCEEDINGS AT GENERAL MEETINGS

51.

No business shall be transacted at any general meeting unless a quorum is present at the time that the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the meeting. Save as herein otherwise provided, a quorum for the transaction of business at a meeting of Shareholders shall be two (2) persons present and each entitled to vote at the meeting.

52.

If within five (5) minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting Shareholders present in person and any persons holding a valid proxy who are entitled to vote at such meeting shall be a quorum.

53.

A meeting of the Shareholders or any class thereof may be held by means of such telephonic, electronic or other communication facilities (including without limiting the generality of the foregoing, by telephone, webcasting or video conferencing) as permit all person participating in the meeting to communicate which each other as is required to facilitate the proper conduct of the meeting. If it appears to the chairman of a general meeting that the Specified Place is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the Specified Place or elsewhere, to ensure that each such person who is unable to be accommodated at the Specified Place is able to communicate with the persons present at the Specified Place, whether through the use of one or more of webcasting, telephone conference and/or other electronic means.

54.	Subject to the Companies Act, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:

(a)	it is proposed by or at the direction of the Board; or

(b)	it is proposed at the direction of the Court; or

(c)	it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act; or

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(d)	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

55.

No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

56.

If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

57.

The Resident Representative, if any, upon giving the notice referred to in Bye-Law 47 above, shall be entitled to attend any general meeting of the Company and each Director shall be entitled to attend and speak at any general meeting of the Company.

58.

The chairman (if any) of the Board shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the meeting, or is unwilling to act as chairman, the Directors present shall choose one of their number to act or if only one Director is present he shall preside as chairman if willing to act.

59.

The chairman may, with the consent by resolution of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or without assigning a day for such adjourned meeting) and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or without assigning a day for such adjourned meeting) if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed (prior to or at the meeting) by the Board. When a meeting is adjourned without a date being assigned for such adjourned meeting, the time and place for the adjourned meeting shall be fixed by the Board. When a meeting is adjourned for three (3) months or more or for an indefinite period, notice shall be given as for an original meeting. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

60.

Except for any matter that only requires the approval of the holders of the Class C Shares as set out in Schedule “A” to these Bye-Laws and except for voting in respect of the election of Directors, all resolutions of shareholders must be passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution; and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who vote in respect of the resolution. For greater certainty, at any time that there are no Class A Shares outstanding, no approval of the holders of Class A Shares will be required for any resolution and at any time that there are no Class B Shares outstanding, no approval of the holders of Class B Shares will be required for any resolution.

61.

Subject to Bye-Law 147 and to any rights or restrictions attached to any class of shares, at any meeting of the Company, each Shareholder present in person and each person holding a valid proxy at such meeting shall be entitled to vote on any question to be decided on a show of hands and each Shareholder present in person and each person holding a valid proxy at such meeting shall be entitled on a poll to vote for each share held by him.

62.

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands or by a count of votes received in the form of Electronic Records, unless (before or on the declaration of the result

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of the show of hands or count of votes received as Electronic Records or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a)	the chairman of the meeting; or

(b)	at least three (3) Shareholders present in person or at least three (3) persons holding a valid proxy; or

(c)

any Shareholder(s) present in person or person(s) holding a valid proxy and holding between them not less than one tenth (1/10) of the total voting rights of all the Shareholders having the right to vote at such meeting; or

(d)

any Shareholder(s) present in person or person(s) holding a valid proxy and holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth (1/10) of the total sum paid up on all such shares conferring such right.

The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands or count of votes received as Electronic Records declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other Shareholder entitled may demand a poll.

63.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands or count of votes received as Electronic Records, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded for or against such resolution.

64.	If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

65.

A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three (3) months after the date of the demand) and place as the chairman shall direct and he may appoint scrutineers (who need not be Shareholders) and fix a time and place for declaring the result of the poll. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

66.

The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

67.	On a poll, votes may be cast either personally or by proxy.

68.	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

69.

In the case of an equality of votes at a general meeting, whether on a show of hands or count of votes received as Electronic Records or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

70.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

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71.

A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

72.

No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

73.	If:

(a)	any objection shall be raised to the qualification of any voter; or,

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or,

(c)	any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

74.

A Shareholder may appoint one or more persons as his proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of all or some only of his shares at any general meeting (including an adjourned meeting). A proxy need not be a Shareholder. The instrument appointing a proxy shall be in writing executed by the appointor or his attorney authorised by him in writing or, if the appointor is a corporation, either under its Seal or executed by an officer, attorney or other person authorised to sign the same.

75.

A Shareholder which is a corporation may, by written authorisation, appoint any person (or two (2) or more persons in the alternative) as its representative to represent it and vote on its behalf at any general meeting (including an adjourned meeting) and such a corporate representative may exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder and the Shareholder shall for the purposes of these Bye-Laws be deemed to be present in person at any such meeting if a person so authorised is present at it.

76.

Any Shareholder may appoint a proxy or (if a corporation) representative for a specific general meeting, and adjournments thereof, or may appoint a standing proxy or (if a corporation) representative, by serving on the Company at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation) an authorisation. Any standing proxy or authorisation shall be valid for all general meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

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77.

Notwithstanding Bye-Law 61, a Shareholder may appoint a proxy which may be irrevocable in accordance with its terms and the holder thereof shall be the only person entitled to vote the relevant shares at any meeting of the Shareholders at which such holder is present. Notice of the appointment of any such proxy shall be given to the Company at its Registered Office, and shall include the name, address, telephone number and electronic mail address of the proxy holder. The Company shall give to the proxy holder notice of all meetings of Shareholders of the Company and shall be obliged to recognise the holder of such proxy until such time as the holder notifies the Company in writing that the proxy is no longer in force.

78.

Subject to Bye-Laws 76 and 77, the instrument appointing a proxy or corporate representative together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place or places as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a resolution in writing, in any document sent therewith) not less than 48 hours or such other period as the Board may determine, prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a resolution in writing, prior to the effective date of the resolution in writing and in default the instrument of proxy or authorisation shall not be treated as valid.

79.	Subject to Bye-Laws 61 and 62, the 64 decision of the chairman of any general meeting as to the validity of any appointments of a proxy shall be final.

80.

Instruments of proxy or authorisation shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any resolution in writing forms of instruments of proxy or authorisation for use at that meeting or in connection with that resolution in writing. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote by way of a poll or a show of hands on any resolution put to the meeting for which it is given as the proxyholder thinks fit, including where the person holding the proxy has conflicting instructions from more than one Shareholder. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates. If the terms of the appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-Laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutates mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.

81.

A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the corporate authority, provided that no intimation in writing of such death, unsoundness of mind or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any resolution in writing at which the instrument of proxy or authorisation is used.

82.

Subject to the Companies Act, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any Shareholder at general meetings or to sign resolutions in writing.

APPOINTMENT AND REMOVAL OF DIRECTORS

83.

The Board shall consist of such number of directors being not less than four (4) directors and not more than sixteen (16) directors as the Board may by resolution from time to time determine, or such number in excess thereof as the Shareholders may determine, and provided that:

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(a)	at least two (2) directors shall be residents of Bermuda;

(b)	no more than three (3) directors shall be resident in any one other country (aside from Bermuda);

(c)	no more than two (2) directors elected by holders of Class A Shares shall be resident in any one other country (aside from Bermuda);

(d)	no more than two (2) directors elected by holders of Class B Shares shall be resident in any one other country (aside from Bermuda); and

(e)	no director or employee of Brookfield Asset Management Inc. will be eligible to serve as a director elected by holders of Class A Shares;

and provided further, that the Board may, at its discretion and without the sanction of a Resolution, increase or decrease the residency requirements set out in paragraphs 83(a), 83(b), 83(c) and 83(d) of this Bye-Law 83.

84.

For so long as the Class A Shares and Class B Shares are both outstanding, one-half of the Board will be designated as directors designated for election by the Class A Shareholders and one-half of the Board will be designated as directors designated for election by the Class B Shareholders. The holders of Class A Shares will be entitled to elect the directors designated for election by the Class A Shareholders and constituting one-half of the Board, and the holders of Class B Shares will be entitled to elect the directors designated for election by the Class B Shareholders and constituting one-half of the Board.

85.

Each holder of shares of a class or series of shares of the Company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

86.

Subject to Bye-Laws 87 and 88, upon resignation or termination of office of any Director, if a new Director shall be appointed to the Board he or she will be designated to fill the vacancy arising and shall, for the purposes of these Bye-Laws, constitute a member of the class of Directors represented by the person that he or she replaces.

87.

If a Director elected by holders of the Class A Shares is removed from the Board, the holders of the Class A Shares may fill the vacancy at the meeting at which such Director is removed and if a Director elected by the holders of the Class B Shares is removed from the Board, the holders of Class B Shares may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

88.

Each Director shall (unless his or her office is vacated in accordance with these Bye-Laws) serve until the conclusion of the annual general meeting of the Company held in the calendar year following their appointment.

89.

Any Director retiring at an annual general meeting will be eligible for re-appointment and will retain office until the close of the meeting at which he or she retires or (if earlier) until a resolution is passed at that meeting not to fill the vacancy or the resolution to re-appoint him or her is put to a vote at the meeting and is lost.

90.

If the Company, at the meeting at which a Director retires, does not fill the vacancy, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the Director is put to the meeting and lost.

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91.

Any person who, at the close of business in Toronto, Ontario on the date of the giving of the notice provided for in Bye-Law 92 below, is entered in the Register as a holder of at least 5% of the issued and outstanding Class A Shares or who can demonstrate to the satisfaction of the Company, acting reasonably, that it beneficially owns at least 5% of the issued and outstanding Class A Shares may propose any person to be designated for election as a Director by the holders of the Class A Shares at the first annual general meeting of the Company following the date hereof.

92.

Where any person is proposed for election as a Director under Bye-Law 91, notice must be given not later than thirty (30) days prior to the date of the general meeting to the Company of the intention to propose him and of his willingness to serve as a Director (together with the information in respect of the person that would be required under applicable securities laws in respect of a dissident proxy circular and confirmation of the proposed nominee’s qualifications to serve as a Director under these Bye-laws, residency status, and status as independent or non-independent for audit committee purposes under applicable securities laws). The chairman of the general meeting shall have the power to determine whether any proposed nomination was made in accordance with the notice provisions of this Bye-Law 92 and, if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of the Shareholders. Notwithstanding the foregoing, the Board may, in its sole discretion waive any requirement of such notice provisions. For greater certainty, Bye-Laws 91 and 92 shall be applicable only in respect of the first annual general meeting of the Company following the date hereof and thereafter shall expire and have no force and effect.

93.

Where persons are validly proposed for re-election or election as a Director, the persons receiving the most votes (up to the number of Directors to be elected) shall be elected as Directors provided that no person shall be elected who does not receive one or more affirmative votes, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Directors.

94.	No person shall be appointed a Director at any general meeting unless:

(a)	he or she is recommended by the Board;

(b)	in respect of the first annual general meeting of the Company following the date hereof, the provisions of Bye-Laws 91 and 92 are complied with; or

(c)	in respect of any general meeting other than the first annual general meeting, if he or she is elected in accordance with applicable law.

95.	Except as otherwise authorised by the Companies Act, the appointment of any person proposed as a Director shall be effected by a separate resolution.

96.

All Directors, upon election or appointment, except upon re-election or re-appointment at an annual general meeting, must provide written acceptance of their appointment, in such form as the Board may think fit, by notice in writing to the Registered Office within thirty (30) days of their appointment.

97.

Any Director may be removed as follows: (a) with respect to the Directors elected by holders of the Class A Shares, an affirmative vote of holders of Class A Shares holding a majority of the issued and outstanding Class A Shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a Director; (b) with respect to the Directors elected by the holders of the Class B Shares, an affirmative vote of holders of Class B Shares holding a majority of the issued and outstanding Class B Shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a Director; provided, that the notice of any such meeting convened for the purpose of removing a Director must contain a statement of the intention to remove the Director and be served on the Director not less than 14 days before the meeting, and that the Director shall be entitled to be heard at the meeting on the motion for his or her removal.

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98.

Any one or more vacancies in the Board not filled at any general meeting shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time, subject to Bye-Law 83, to appoint any person to be a Director so as to fill a casual vacancy. A Director so appointed shall hold office only until the next following annual general meeting. If not reappointed at such annual general meeting, he or she shall vacate office at the conclusion thereof.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

99.	The office of a Director shall ipso facto be vacated if the Director:

(a)	resigns his or her office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

(b)	becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Directors resolve that his or her office is vacated;

(c)	becomes bankrupt under the laws of any country or makes any arrangement or composition with his or her creditors generally;

(d)	is prohibited by law from being a Director or, in the case of a corporate Director, is otherwise unable to carry on or transact business;

(e)	ceases to be a Director by virtue of the Companies Act or these Bye-Laws or is removed from office pursuant to these Bye-Laws; or

(f)

shall for more than six (6) consecutive months have been absent without permission of the Board from meetings of the Board held during that period and the Board resolves that his or her office be vacated.

100.	The provisions of section 93 of the Companies Act shall not apply to the Company.

DIRECTORS’ INTERESTS

101.

A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his or her office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

102.

A Director may act by himself or herself or his or her firm in a professional capacity for the Company (other than as Auditor) and he or her or his or her firm shall be entitled to remuneration for professional services as if he were not a Director.

103.

Subject to the provisions of the Companies Act, a Director may notwithstanding his or her office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

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104.

So long as, where it is necessary, he or she declares the nature of his or her interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Act, a Director shall not by reason of his office be accountable to the Company for any benefit which he or she derives from any office or employment to which these Bye-Laws allow him or her to be appointed or from any transaction or arrangement in which these Bye-Laws allow him or her to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

105.

Subject to the Companies Act and any further disclosure required thereby, a general notice to the Directors by a Director or Officer declaring that he or she is a director or officer of or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

106.

A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Companies Act and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

POWERS AND DUTIES OF THE BOARD

107.

Subject to the provisions of the Companies Act and these Bye-Laws, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law 107 shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

108.	The Board may exercise all the powers of the Company except those powers that are required by the Companies Act or these Bye-Laws to be exercised by the Shareholders.

FEES, GRATUITIES AND PENSIONS

109.

The ordinary remuneration of the Directors office for their services (excluding amounts payable under any other provision of these Bye-Laws) shall be determined by Board and each such Director shall be paid a fee (which shall be deemed to accrue from day-to-day) at such rate as may from time to time be determined by the Board. Each Director may be paid his reasonable travel, hotel and incidental expenses for attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him or her in the conduct of the Company’s business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

110.

In addition to its powers under Bye-Law 109 the Board may (by establishment of or maintenance of schemes or otherwise) provide additional benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its Subsidiaries or any body corporate associated with, or any business acquired by, any of them, and for any member of his or her family (including a spouse and a former spouse) or any person who is or was dependent on him or her, and may (as well before as after he or she ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

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111.

No Director or former Director shall be accountable to the Company or the Shareholders for any benefit provided pursuant to Bye-Laws 109 and 110 and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

DELEGATION OF THE BOARD’S POWERS

112.

The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney may, if so authorised by the power of attorney, execute any deed, instrument or other document on behalf of the Company.

113.

The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-Law 114, other person any of the powers, authorities and discretions exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions, and may from time to time revoke or vary all or any of such powers, authorities and discretions but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

114.

When required under the requirements from time to time of any stock exchange on which the shares of the Company are listed, the Board shall appoint an Audit Committee and a Compensation Committee in accordance with the requirements of such stock exchange. The Board also may delegate any of its powers, authorities and discretions to any other committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, and in conducting its proceedings conform to any regulations which may be imposed upon it by the Board. If no regulations are imposed by the Board the proceedings of a committee with two (2) or more members shall be, as far as is practicable, governed by the Bye-Laws regulating the proceedings of the Board.

PROCEEDINGS OF THE BOARD

115.

The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the motion shall be deemed to have been lost. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

116.

Notice of a meeting of the Board may be given to a Director by word of mouth or in any manner permitted by these Bye-Laws. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.

117.

The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Board comprised of at least one (1) Director elected by holders of Class A Shares and at least one (1) Director elected by holders of Class B Shares. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and, subject to Bye-Law 125, be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

118.

The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the Registered Office, be entitled to receive notice of, attend and be heard at and to receive minutes of all meetings of the Board.

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119.

So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

120.

The Board may choose one of their number to preside as chairman at every meeting of the Board. If there is no such chairman, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

121.

The meetings and proceedings of any committee consisting of two (2) or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.

122.

A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

123.

A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting are physically assembled, or, if there is no such group, where the chairman of the meeting then is.

124.

All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

125.

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two (2) or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the provisions of these Bye-Laws) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

126.

If a question arises at a meeting of the Board or a committee of the Board as to the entitlement of a Director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the interests of the chairman have not been fairly disclosed.

OFFICERS

127.

The Officers of the Company, who may or may not be Directors, may be appointed by the Board at any time, subject to this Bye-Law 127. Any person appointed pursuant to this Bye-Law 127 shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach

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of any contract of service between him or her and the Company which may be involved in such revocation or termination. Save as provided in the Companies Act or these Bye-Laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board.

128.

The emoluments of any Director holding executive office for his or her services as such shall be determined by the Board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or her or his or her dependants on or after retirement or death, apart from membership or any such scheme or fund.

129.	Save as otherwise provided, the provisions of these Bye-Laws as to resignation and disqualification of Directors shall mutatis mutandis apply to the resignation and disqualification of Officers.

MINUTES

130.	The Board shall cause minutes to be made and books kept for the purpose of recording:

(a)	all appointments of Officers made by the Board;

(b)	the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee; and

(c)	all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the Board and of committees appointed by the Board or the Shareholders.

131.

Shareholders shall only be entitled to see the register of Directors and Officers, the Register, the financial information provided for in Bye-Law 151 and the minutes of meetings of the Shareholders of the Company.

SECRETARY AND RESIDENT REPRESENTATIVE

132.

The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Act together with such other duties as shall from time to time be prescribed by the Board.

133.

A provision of the Companies Act or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

134.

The Board may authorise the production of a common seal of the Company and one or more duplicate common seals of the Company, which shall consist of a circular device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof.

135.	Any document required to be under seal or executed as a deed on behalf of the Company may be

(a)	executed under the Seal in accordance with these Bye-Laws; or

(b)	signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.

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136.

The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be attested by the signature of:

(a)	a Director; or

(b)	the Secretary; or

(c)	any one person authorised by the Board for that purpose.

DIVIDENDS AND OTHER PAYMENTS

137.

The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Laws 144 and 145, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

138.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends or distributions out of contributed surplus will be declared and paid pro rata on the shares of each class or series, as applicable, based on the number of shares outstanding of such class or series.

139.	No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

140.

Any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post or by courier addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two (2) or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.

141.

Any dividend or distribution out of contributed surplus unclaimed for a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

142.

The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

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RESERVES

143.

The Board may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

144.

The Board may from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-Law 144, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid.

145.

Where any difficulty arises in regard to any distribution under Bye-Law 144, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

RECORD DATES

146.

Notwithstanding any other provisions of these Bye-Laws, the Board may fix, any date as the record date for any dividend, distribution, reduction of capital, allotment or issue and for the purpose of identifying the persons entitled to receive notices of any general meeting.

147.

In relation to any general meeting of the Company or of any class of Shareholder or to any adjourned meeting or any poll taken at a meeting or adjourned meeting of which notice is given, the Board may specify in the notice of meeting or adjourned meeting or in any document sent to Shareholders by or on behalf of the Board in relation to the meeting, a time and date (record date) before the date fixed for the meeting (meeting date) and, notwithstanding any provision in these Bye-Laws to the contrary, in such case:

(a)

each person entered in the Register at the record date as a Shareholder, or a Shareholder of the relevant class, (record date holder) shall be entitled to attend and to vote at the relevant meeting and to exercise all of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in relation to that meeting in respect of the shares, or the shares of the relevant class, registered in his or her name at the record date;

(b)

as regards any shares, or shares of the relevant class, which are registered in the name of a record date holder at the record date but are not so registered at the meeting date (relevant shares), each holder of any relevant shares at the meeting date shall be deemed to have irrevocably appointed that record date holder as his proxy for the purpose of attending and voting in respect of those relevant shares at the relevant meeting (with power to appoint, or to authorise the appointment of, some other person as proxy), in such manner as the record date holder in his absolute discretion may determine; and

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(c)

accordingly, except through his proxy pursuant to Bye-Law 147(b) above, a holder of relevant shares at the meeting date shall not be entitled to attend or to vote at the relevant meeting, or to exercise any of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in respect of the relevant shares at that meeting.

148.

The entry of the name of a person in the Register as a record date holder shall be sufficient evidence of his appointment as proxy in respect of any relevant shares for the purposes of this paragraph, but all the provisions of these Bye-Laws relating to the execution and deposit of an instrument appointing a proxy or any ancillary matter (including the Board’s powers and discretions relevant to such matter) shall apply to any instrument appointing any person other than the record date holder as proxy in respect of any relevant shares.

ACCOUNTING RECORDS

149.

The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions, in accordance with the Companies Act.

150.

The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors, PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three (3) month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

151.

A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto in accordance with Bye-Law 151 and the requirements of the Companies Act.

AUDIT

152.

Save and to the extent that an audit is waived in the manner permitted by the Companies Act, Auditors shall be appointed and their duties regulated in accordance with the Companies Act, any other applicable law and such requirements not inconsistent with the Companies Act as the Board may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

153.

Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 151) may be sent to, served on or delivered to any Shareholder by the Company

(a)	personally;

(b)	by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register;

(c)	by sending it by courier to or leaving it at the Shareholder’s address appearing in the Register;

(d)

where applicable, by sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an Electronic Record of it by electronic means, in each case to an address or number supplied by such Shareholder for the purposes of communication in such manner; or

(e)

by publication of an Electronic Record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by any of the methods set out in

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paragraphs 153(a), 153(b), 153(c) or 153(d) of this Bye-Law, in accordance with the Companies Act.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

154.	Any notice or other document shall be deemed to have been sent to, served on or delivered to any Shareholder by the Company

(a)	if sent by personal delivery, at the time of delivery;

(b)	if sent by post, forty-eight (48) hours after it was put in the post;

(c)	if sent by courier or facsimile, twenty-four (24) hours after sending;

(d)	if sent by email or other mode of representing or reproducing words in a legible and non-transitory form or as an Electronic Record by electronic means, twelve (12) hours after sending; or

(e)	if published as an Electronic Record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and in proving such sending, service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Act and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an Electronic Record by electronic means, as the case may be, in accordance with these Bye-Laws.

155.

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-Laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.

156.

If any time, by reason of the suspension or curtailment of postal services within Bermuda or any other territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least five (5) clear days before the meeting the posting of notices to addresses throughout that territory again becomes practicable.

157.

Save as otherwise provided, the provisions of these Bye-Laws as to the sending or service of notices and other documents on Shareholders shall mutatis mutandis apply to service or delivery of notices and other documents to the Company or any Director or Resident Representative pursuant to these Bye-Laws.

DESTRUCTION OF DOCUMENTS

158.

The Company shall be entitled to destroy all instruments of transfer of shares which have been registered and all other documents on the basis of which any entry is made in the register at any time after the expiration of six (6) years from the date of registration thereof and all dividends mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two (2) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one (1) year from the date of cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one (1) year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one (1) year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one (1) month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register

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purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a)	the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)

nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Bye-Law 158; and

(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.

WINDING UP

159.

If the Company shall be wound up, the liquidator may, with the sanction of a Resolution and any other sanction required by the Companies Act, divide amongst the Shareholders, in accordance with the rights attached to any shares or class of shares, in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY AND INSURANCE

160.

Subject to the proviso below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs including defence costs incurred in defending any legal proceedings whether civil or criminal and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company’s business or in the discharge of his duties and the indemnity contained in this Bye-Law 160 shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election provided always that the indemnity contained in this Bye-Law 160 shall not extend to any matter which would render it void pursuant to the Companies Act.

161.	No Indemnified Person shall be liable to the Company for the acts, defaults or omissions of any other Indemnified Person.

162.

To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

163.

Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company provided however that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

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164.

The Company shall advance moneys to any Indemnified Person for the costs, charges, and expenses incurred by the Indemnified Person in defending any civil or criminal proceedings against them, on condition and receipt of an undertaking in a form satisfactory to the Company that of the Indemnified Person shall repay such portion of the advance attributable to any claim of fraud or dishonesty if such a claim is proved against the Indemnified Person provided that no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or Officer would be proper in the circumstances because he or she has met the standard of conduct which would entitle him or her to the indemnification thereby provided and such determination shall be made:

(a)	by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed; or

(b)	in the case such a meeting cannot be constituted by lack of a disinterested quorum, by independent legal counsel in a written opinion; or

(c)	by a majority vote of the Shareholders.

165.

Without prejudice to the provisions of this Bye-Law 165, the Board shall have the power to purchase and maintain insurance for or for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers, employees of the Company, or of any other company which is its Holding Company or in which the Company or such Holding Company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any Subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or Subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, Subsidiary undertaking or pension fund.

AMALGAMATION AND MERGER

166.

Subject to the Companies Act, any resolution proposed for consideration at any general meeting to approve the amalgamation or merger of the Company with any other company, wherever incorporated, shall require the approval of:

(a)	the Board, by resolution adopted by a majority of Directors then in office, and

(b)

the Shareholders by resolution passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares and Class A-1 Shares who vote, as a single class of shares, in respect of the resolution; and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who vote in respect of the resolution. For greater certainty, the quorum for such meetings referred to in this Bye-Law 166 shall be the same as the quorum requirements set out in Bye-Law 51.

CONTINUATION

167.	Subject to the Companies Act, the Company may with the approval of:

(a)	the Board, by resolution adopted by a majority of Directors then in office, and

(b)

the Shareholders, by resolution passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution; and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who

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vote in respect of the resolution, approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda.

ALTERATION OF BYE-LAWS

168.

These Bye-Laws may be revoked or amended only by the Board, which may from time to time revoke or amend them in any way by a resolution of the Board passed by a majority of the Directors then in office and eligible to vote on that resolution, but no such revocation or amendment shall be operative unless and until it is approved at a subsequent general meeting of the Company by the Shareholders by resolution passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution; and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who vote in respect of the resolution.

UNTRACED SHAREHOLDERS

169.

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that:

(a)

during a period of six (6) years, no dividend or capital reduction in respect of those shares has been claimed and at least three (3) cash dividends or capital reductions have become payable on the share in question;

(b)

on or after expiry of that period of six (6) years, the Company has inserted an advertisement in a newspaper circulating in the area of the last registered address at which service of notices upon the Shareholder or person entitled by transmission may be effected in accordance with these Bye-Laws and in a national newspaper published in the relevant country, giving notice of its intention to sell such shares:

(c)

during that period of six (6) years and the period of three (3) months following the publication of such advertisement, the Company has not received any communication from such Shareholder or person entitled by transmission; and

(d)

if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company’s intention to make such sale.

170.

If during any six (6) year period referred to in Bye-Law 169 above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Bye-Law (other than the requirement that they be in issue for six (6) years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

171.

To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

172.

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be

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employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.

FORUM SELECTION

173.

Unless the Company consents in writing to the selection of an alternative forum (and the Company will provide such consent with respect to the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts thereof), the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the sole and exclusive forum for any dispute that arises concerning the Companies Act or out of or in connection with these Bye-Laws, including any question regarding the existence and scope of these Bye-Laws and/or whether there has been any breach of the Companies Act or these Bye-Laws by an officer or director (whether or not such a claim is brought in the name of a Shareholder or in the name of the Company). This Bye-Law 173 will not apply to any causes of action arising under the United States Securities Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended.

174.

If any action or proceeding the subject matter of which is within the scope of Bye-Law 173 is filed in a Court other than a Court located within Bermuda or, with the consent of the Company, a Court located within the Province of Ontario, Canada (a “Foreign Action”) in the name of any securityholder, such securityholder shall be deemed to have consented to: (i) the personal jurisdiction of the Courts located within Bermuda or Ontario, as applicable, in connection with any action or proceeding brought in any such Court to enforce Bye-Law 173; and (ii) having service of process made upon such securityholder in any such action or proceeding by service upon such securityholder’s counsel in the Foreign Action as agent for such securityholder.

175.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Bye-Law 175 shall be deemed to apply to any suits brought to enforce any liability or duty created by the United States Securities Exchange Act of 1934, as amended.

176.

Any person or entity purchasing or otherwise acquiring any interest in any share or other security of the Company shall be deemed to have notice of and consented to Bye-Laws 173, 173 and 175; provided, however, that no person can and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.

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Schedule A

PART 1

INTERPRETATION

Definitions

1.1                     In “Schedule A” of these Bye-Laws, all words and expressions used in this Schedule “A” that are defined in the Bye-Laws have the meanings ascribed to such words and expressions in the Bye-Laws, unless the context otherwise requires, and:

(a)          “affiliate” means with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by such Person, or is under common control of a third Person;

(b)          “Applicable Securities Laws” means the Securities Act (Ontario) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(c)          “BAM” means Brookfield Asset Management Inc., a corporation existing under the Laws of the Province of Ontario, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(d)          “BAM Board” means the board of directors of BAM;

(e)          “BAM Distributed Right” has the meaning as provided in clause (ii) of the definition of “Exchange Factor” below;

(f)          “BAM Dividend Declaration Date” means the date on which the BAM Board declares any dividend on the BAM Shares;

(g)          “BAM Liquidation Event” has the meaning as provided in Section 2.28;

(h)          “BAM Share” means a class A limited voting share of BAM, and includes any share or other equity interest of BAM into which such BAM Share is converted or for which such BAM Share is exchanged;

(i)           “BAM Share Value” means, with respect to a BAM Share on a particular date, the market price of a BAM Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the BAM Shares are listed on a U.S. National Securities Exchange, the closing price per BAM Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the BAM Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per BAM Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the BAM Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the BAM Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the BAM Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or

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(v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met, then the amount as determined by the BAM Board;

(j)           “BAM Shares Amount” means, with respect to each Tendered Exchangeable Share, such number of BAM Shares equal to the Exchange Factor in effect on the Valuation Date with respect to such Tendered Exchangeable Shares;

(k)          “beneficially own” has the meaning set forth in Section 13(d)(3) of the Exchange Act, and the rules and regulations promulgated thereunder;

(l)           “Board” means the board of directors of the Company;

(m)         “Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, Canada or Hamilton, Bermuda are authorized or required by Law to close;

(n)           “Cash Amount” means with respect to each Tendered Exchangeable Share, an amount in cash equal to the product of (i) the applicable BAM Shares Amount for such Tendered Exchangeable Share multiplied by (ii) the BAM Share Value as of the applicable Valuation Date;

(o)           “Class A Distributed Right” has the meaning as provided in clause (vii) of the definition of “Exchange Factor” below;

(p)           “Class A-1 Distributed Right” has the meaning as provided in clause (viii) of the definition of “Exchange Factor” below;

(q)           “Class A Share” means the class A exchangeable limited voting shares of the Company;

(r)            “Class A-1 Share” means the class A-1 exchangeable non-voting shares of the Company;

(s)            “Class A Share Value” means, with respect to a Class A Share on a particular date, the market price of a Class A Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the Class A Shares are listed on a U.S. National Securities Exchange, the closing price per Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the Class A Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the Class A Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met then the amount as determined by the Board;

(t)             “Class A-1 Share Value” means, with respect to a Class A-1 Share on a particular date, the market price of a Class A-1 Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the Class A-1 Shares are listed on a U.S. National Securities Exchange, the closing price per Class A-1 Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the Class A-1 Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent

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(calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per Class A-1 Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the Class A-1 Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the Class A-1 Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the Class A-1 Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met then the amount as determined by the Board;

(u)           “Class A Shareholder” means a holder of Class A Shares;

(v)           “Class A-1 Shareholder” means a holder of Class A-1 Shares;

(w)          “Class B Shares” means the class B limited voting shares in the capital of the Company;

(x)           “Class B Shareholder” means a holder of Class B Shares;

(y)           “Class C Conversion Notice” has the meaning as provided in section 4.15;

(z)           “Class C conversion number” has the meaning as provided in section 4.15;

(aa)         “Class C Shares” means the class C non-voting shares in the capital of the Company;

(bb)         “Class C Shareholder” means a holder of Class C Shares;

(cc)         “Close of Business” means 5:00 p.m., Eastern Time;

(dd)         “Company” means Brookfield Asset Management Reinsurance Partners Ltd.;

(ee)         “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;

(ff)          “Conversion Amount” has the meaning as provided in section 2.18;

(gg)         “Conversion Blackout Period” has the meaning set forth in Section 2.20;

(hh)         “Conversion Right” has the meaning as provided in section 2.18;

(ii)           “distribution” includes a dividend, a capital reduction resulting in a return of capital, or a combination of a dividend and a capital reduction;

(jj)           “Effective Date” means, with respect to an event described in clauses (i) and (v) of the definition of “Exchange Factor” below, the first date on which the BAM Shares, Class A Shares or Class A-1 Shares, as applicable, trade on the applicable exchange or in the applicable market, in a regular way, reflecting the relevant share split, subdivision, reserve split, combination or reclassification, as applicable;

(kk)         “Exchangeable Distributions” has the meaning as provided in section 2.2;

(ll)           “Exchangeable Shares” means, the Class A Shares and/or the Class A-1 Shares, as applicable;

(mm)       “Exchangeable Shareholders” means a holder of Exchangeable Shares;

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(nn)         “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(oo)         “Exchange Consideration” has the meaning as provided in section 2.15;

(pp)         “Exchange Date” means the date upon which a Tendering Exchangeable Shareholder’s Exchange Right has been satisfied by the delivery of the Exchange Consideration to such Tendering Exchangeable Shareholder with respect to its Tendered Exchangeable Shares;

(qq)         “Exchange Factor” means 1.0; provided that in the event that:

(i)        BAM (a) declares or pays a dividend on its outstanding BAM Shares wholly or partly in BAM Shares; (b) splits or subdivides its outstanding BAM Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding BAM Shares into a smaller number of BAM Shares, the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of BAM Shares issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (assuming for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of BAM Shares (determined without the above assumption) issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (i) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such distribution of the type described in this clause (i) is declared but not so paid or made and will not be so paid or made, the Exchange Factor shall be immediately readjusted, effective as of the date the BAM Board determines not to pay such dividend, to the Exchange Factor that would be in effect if such dividend had not been declared.

(ii)        BAM distributes any rights, options or warrants to all or substantially all holders of BAM Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire BAM Shares (or other securities convertible into, exchangeable for or exercisable for BAM Shares) (each a “BAM Distributed Right”), then, as of the Record Date for the distribution of such BAM Distributed Rights or, if later, the time such BAM Distributed Rights become exercisable, the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be the number of BAM Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such BAM Distributed Rights become exercisable) plus the maximum number of BAM Shares deliverable or purchasable under such BAM Distributed Rights and (B) the denominator of which shall be (x) the number of BAM Shares issued and outstanding as of the Close of Business on the Record Date plus (y) such number of BAM Shares determined by dividing the minimum aggregate cash purchase price under such BAM Distributed Rights of the maximum number of BAM Shares purchasable under such BAM Distributed Rights by the average of the BAM Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such BAM Distributed Rights become exercisable); provided, however, that, if any such BAM Distributed Rights expire or become no longer exercisable, then the Exchange Factor shall be adjusted, effective retroactive to the Record Date of the BAM Distributed Rights, to reflect a reduced maximum number of BAM Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (ii) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the

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Record Date for such issuance (or, if later, the date such rights, options or warrants become exercisable). To the extent that the BAM Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Exchange Factor shall be decreased to the Exchange Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of BAM Shares actually delivered. If such rights, options or warrants are not so issued, the Exchange Factor shall be decreased, effective as of the date the BAM Board determines not to issue such rights, options or warrants, to the Exchange Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such BAM Distributed Rights, there shall be taken into account any consideration received by BAM for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the BAM Board.

(iii)        (A) BAM distributes to all or substantially all holders of BAM Shares evidences of its indebtedness or assets (including securities, but excluding dividends paid exclusively in cash, distributions referred to in clauses (i) or (ii) above or any Spin-off referred to in clause (iii)(B) below) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities (but excluding distributions referred to in clause (ii) above), the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Record Date for such dividend by a fraction (a) the numerator of which shall be the average of the BAM Share Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such dividend and (b) the denominator of which shall be the average of the BAM Share Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such dividend less the fair market value on the Record Date for such dividend (as determined by the BAM Board) of the portion of the evidences of indebtedness or assets, rights, options or warrants so dividended applicable to one BAM Share.

Any adjustment under this clause (iii)(A) will become effective immediately after the Open of Business on the Record Date for such dividend. If such dividend is not paid or made, the Exchange Factor shall be decreased, effective as of the date the BAM Board determines not to pay or make such dividend, to be the Exchange Factor that would then be in effect if such dividend had not been declared.

Notwithstanding the foregoing, if the fair market value (as determined by the BAM Board) of the portion of the evidences of indebtedness or assets, rights, options or warrants distributable to one BAM Share is equal to or greater than the average BAM Share Value referenced above in this clause (iii)(A), in lieu of the foregoing adjustment, each Exchangeable Shareholder shall receive from the Company, in respect of each Class A Share or Class A-1 Share held, as applicable,, a distribution of cash payable out of the funds legally available therefor (at the same time as holders of the BAM Shares), that in the determination of the Company, is comparable as a whole in all material respects with the amount of BAM indebtedness or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities that such holder would have received if such holder owned a number of BAM Shares equal to the Exchange Factor in effect immediately prior to the Record Date.

(B) Where there has been a Spin-off, the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Record Date for such Spin-off by a fraction (a) the numerator of which shall be the average of the Last Reported Sale Prices of the share capital or similar equity interest applicable to one BAM Share distributed to BAM Share holders over the Valuation Period plus the average of the BAM Share Value over the Valuation Period and (b) the denominator of which shall be the average of the BAM Share Value over the Valuation Period; provided that, the Company may elect to pay cash in

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lieu of making an adjustment to the Exchange Factor provided by this clause (iii)(B), in which case the Company shall be required to pay to the Exchangeable Shareholders and the Exchangeable Shareholders shall be entitled to receive, cash on the third (3rd) Business Day immediately following the last Trading Day of the Valuation Period in an amount in respect of each Class A Share and/or Class A-1 Share held, calculated by multiplying the BAM Share Value on the Record Date of such Spin-off by the amount the Exchange Factor would have increased as a result of such Spin-off if no such cash payment was made.

Any adjustment under this clause (iii)(B) will be made immediately after the Close of Business on the last Trading Day of the Valuation Period, but will be given effect as of the Open of Business on the Record Date for such Spin-off.

Notwithstanding the foregoing, in respect of any exchange by a Exchangeable Shareholder during the Valuation Period, references contained in the definition of Valuation Period to “ten (10) consecutive Trading Days” shall be deemed for the purposes of the foregoing for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Record Date of such Spin-off and the Trading Day immediately preceding the Exchange Date in determining the Exchange Factor. If any such Spin-off does not occur, the Exchange Factor shall be decreased, effective as of the date the BAM Board determines not to proceed with the Spin-off, to be the Exchange Factor that would then be in effect if such Spin-off had not been pursued.

(iv)        BAM or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the BAM Shares (but excluding for all purposes any tender or exchange offer involving an offer to exchange BAM Shares for Class A Shares or any other security that is economically equivalent to BAM Shares), to the extent that the cash and value of any other consideration included in the payment per BAM Share exceeds the average of the BAM Share Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), then the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Trading Day next succeeding the Expiration Date by a fraction (a) the numerator of which shall be (x) the sum of the aggregate value of all cash and any other consideration (as determined by the BAM Board) paid or payable in respect of BAM Shares in such tender or exchange offer plus (y) the average of the BAM Share Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date multiplied by the number of BAM Shares issued and outstanding immediately after the Expiration Date (after giving effect to the purchase of all BAM Shares accepted for purchase or exchange in such tender or exchange offer, without duplication), and (b) the denominator of which shall be the number of BAM Shares issued and outstanding immediately prior to the Expiration Date (before giving effect to the purchase of all BAM Shares accepted for purchase or exchange in such tender or exchange offer) multiplied by the average of the BAM Share Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

For greater certainty, no adjustment under this clause (iv) will be made for any normal course issuer bid or similar stock buyback. Any adjustment under this clause (iv) will be made immediately after the Close of Business on the tenth (10th) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date and shall be given effect as of the Open of Business on the day next succeeding the Expiration Date.

Notwithstanding the foregoing, in respect of any exchange by a Exchangeable Shareholder during the Valuation Period, references above to “ten (10) consecutive Trading Days” shall be deemed for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Expiration Date and the Trading Day immediately preceding the Exchange Date in determining the Exchange Factor.

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(v)        the Company (a) declares or pays a dividend on its outstanding Class A Shares wholly or partly in Class A Shares; (b) splits or subdivides its outstanding Class A Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding Class A Shares into a smaller number of Class A Shares, the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (determined without the assumption for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of Class A Shares (assuming the above assumption has occurred) issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

(vi)        the Company (a) declares or pays a dividend on its outstanding Class A-1 Shares wholly or partly in Class A-1 Shares; (b) splits or subdivides its outstanding Class A-1 Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding Class A-1 Shares into a smaller number of Class A-1 Shares, the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of Class A-1 Shares issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (determined without the assumption for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of Class A-1 Shares (assuming the above assumption has occurred) issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under clause (v) and this clause (vi) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such dividend of the type described in clause (v) and this clause (vi) is declared but not so paid or made and will not be so paid or made, the Exchange Factor shall be immediately readjusted, effective as of the date the Board determines not to pay such dividend, to the Exchange Factor that would be in effect if such dividend had not been declared.

(vii)        the Company distributes any rights, options or warrants to all or substantially all holders of Class A Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Class A Shares (or other securities convertible into, exchangeable for or exercisable for Class A Shares) at a price per share that is less than the average of the Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (each a “Class A Distributed Right”), then, as of the Record Date for the distribution of such Class A Distributed Rights or, if later, the time such Class A Distributed Rights become exercisable, the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be (x) the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus (y) such number of Class A Shares determined by dividing the minimum aggregate cash purchase price under such Class A Distributed Rights of the maximum number of Class A Shares purchasable under such Class A Distributed Rights by the average of the Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such Class A Distributed Rights become exercisable) and (B) the denominator of which shall be the number of Class A Shares issued and

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outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus the maximum number of Class A Shares purchasable under such Class A Distributed Rights; provided, however, that, if any such Class A Distributed Rights expire or become no longer exercisable, then the Exchange Factor shall be adjusted, effective retroactive to the Record Date of the Class A Distributed Rights, to reflect a reduced maximum number of Class A Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction.

(viii)        the Company distributes any rights, options or warrants to all or substantially all holders of Class A-1 Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Class A-1 Shares (or other securities convertible into, exchangeable for or exercisable for Class A-1 Shares) at a price per share that is less than the average of the Class A-1 Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (each a “Class A-1 Distributed Right” and together with a “Class A Distributed Right, the “Distributed Rights”), then, as of the Record Date for the distribution of such Class A-1 Distributed Rights or, if later, the time such Class A-1 Distributed Rights become exercisable, the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be (x) the number of Class A-1 Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A-1 Distributed Rights become exercisable) plus (y) such number of Class A-1 Shares determined by dividing the minimum aggregate cash purchase price under such Class A-1 Distributed Rights of the maximum number of Class A-1 Shares purchasable under such Class A-1 Distributed Rights by the average of the Class A-1 Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such Class A-1 Distributed Rights become exercisable) and (B) the denominator of which shall be the number of Class A-1 Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A-1 Distributed Rights become exercisable) plus the maximum number of Class A-1 Shares purchasable under such Class A-1 Distributed Rights; provided, however, that, if any such Class A-1 Distributed Rights expire or become no longer exercisable, then the Exchange Factor shall be adjusted, effective retroactive to the Record Date of the Class A-1 Distributed Rights, to reflect a reduced maximum number of Class A-1 Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under clause (vii) and clause (viii) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date (or, if later, the date such Distributed Rights become exercisable) for such issuance. To the extent that the Class A Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Exchange Factor shall be increased to the Exchange Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A Shares actually delivered. If such rights, options or warrants are not so issued, the Exchange Factor shall be increased, effective as of the date the Board determines not to issue such rights, options or warrants, to the Exchange Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such Distributed Rights, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board.

Any adjustment to the Exchange Factor shall be calculated up to four (4) decimal places. Within ten (10) Business Days of the effectiveness of any adjustment or readjustment of the Exchange Factor, the Company shall make a public announcement of such adjustment or readjustment.

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Notwithstanding the foregoing, the Exchange Factor shall not be adjusted in connection with (a) an event described in clauses (i) through (iv) above (other than clause (iii)(B) above) if, in connection with such event, the Company makes a distribution of cash, Class A Shares, BAM Shares and/or rights, options or warrants to acquire Class A Shares and/or BAM Shares with respect to all applicable Class A Shares, splits or subdivides the Class A Shares, distributes to all or substantially all holders of Class A Shares evidences of its indebtedness or assets or effects a reverse split of, or otherwise combines or makes an offer for, the Class A Shares, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event, (b) a Spin-off as described in clause (iii)(B) above if the Company makes a compensating distribution in an amount and on terms that are equivalent to the value of such Spin-off as determined by the Company (which may include a distribution of the share capital or similar equity interests distributed to holders of BAM Shares in the Spin-off or other assets, cash or property (including securities)), or (c) an event described in clauses (v) through (vi) above if, in connection with such event, BAM makes a distribution of cash, Class A Shares, BAM Shares and/or rights, options or warrants to acquire Class A Shares and/or BAM Shares with respect to all BAM Shares, splits or subdivides the BAM Shares or effects a reverse split of, or otherwise combines or makes an offer for, the BAM Shares, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event;

(rr)          “Exchange Right” has the meaning as provided in Section 2.13;

(ss)         “Ex-Dividend Date” means, in respect of a distribution on the applicable securities, (a) the date on which such securities are traded without an entitlement to such distribution or (b) where such securities trade on a due bill basis, the date on which such dividend or distribution is paid;

(tt)           “Expiration Date” has the meaning as provided in clause (iv) of the definition of “Exchange Factor” above;

(uu)         “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

(vv)          “Last Reported Sale Price” means with respect to a security on a particular date, the market price of such security on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if such security is listed on a U.S. National Securities Exchange, the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange (or, if listed on more than one U.S. National Securities Exchange, the U.S. National Securities Exchange with the greatest volume of trading by dollar value over the 12-month period preceding the date of the calculation); (ii) if such security is not listed on a U.S. National Securities Exchange but is listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; or (iv) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and such security is not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose;

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(ww)      “Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets;

(xx)         “legal personal representative” means the personal or other legal representative of the shareholder;

(yy)         “Liquidation Amount” has the meaning as provided in Section 2.28;

(zz)         “Liquidation Call Consideration” has the meaning as provided in Section 2.31;

(aaa)       “Liquidation Call Right” has the meaning as provided in Section 2.31;

(bbb)       “Liquidation Date” has the meaning as provided in Section 2.28;

(ccc)        “Liquidation Event” has the meaning as provided in Section 2.28;

(ddd)       “Liquidation Reference Date” has the meaning as provided in Section 2.28;

(eee)        “Notice of Conversion” means a Notice of Conversion substantially in the form set forth on Exhibit A hereto;

(fff)         “Notice of Exchange” means a Notice of Exchange substantially in the form set forth on Exhibit B hereto (or notice of the exercise of Exchange Rights in such other form as may be acceptable to BAM);

(ggg)        “Notice of Redemption” means a Notice of Redemption substantially in the form set forth on Exhibit C hereto;

(hhh)       “Open of Business” means 9:00 a.m., Eastern Time;

(iii)      “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, governmental entity or other entity however designated or constituted and pronouns have a similarly extended meaning;

(jjj)        “Record Date” means with respect to any distribution or other transaction or event in which the holders of BAM Shares, Class A Shares and/or Class A-1 Shares have the right to receive any cash, securities, assets or other property or in which BAM Shares, Class A Shares and/or Class A-1 Shares are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of BAM Shares, Class A Shares and/or Class A-1 Shares entitled to receive such cash, securities, assets or other property (whether such date is fixed by the BAM Board or the Board, as applicable, or a duly authorized committee thereof, or as determined pursuant to any statute, constating document, contract or otherwise);

(kkk)        “Redemption Call Right” has the meaning as provided in Section 2.24;

(lll)          “Redemption Consideration” has the meaning as provided in Section 2.24;

(mmm)    “Regulatory Condition” has the meaning as provided in section 2.18;

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(nnn)      “Rights Agent” means Wilmington Trust, National Association, and includes any person who becomes a successor or replacement rights agent and is deemed to refer to all successors, including, without limitation, by operation of law, of such rights agent;

(ooo)      “Rights Agreement” means that certain Rights Agreement relating to the Exchange Right and entered into by and between BAM, the Company and the Rights Agent as it may be amended or modified from time to time in accordance with the terms thereof;

(ppp)      “Specified Conversion Date” means, with respect to each Notice of Conversion, the later of the tenth (10th) Business Day following the receipt of such Notice of Conversion by the Transfer Agent and the date on which the Regulatory Condition is satisfied;

(qqq)      “Specified Redemption Date” means, with respect to the Notice of Redemption, the sixtieth (60th) day following delivery of such Notice of Redemption to the Class A Shareholder or Class A-1 Shareholder, as applicable, or such later day specified in such Notice of Redemption;

(rrr)       “Specified Exchange Date” means, with respect to each Notice of Exchange for which an Exchange Date has not occurred prior thereto, the tenth (10th) Business Day following the receipt of such Notice of Exchange by the Transfer Agent;

(sss)        “Spin-off” means a payment by BAM of a distribution of shares of any class or series, or similar equity interest, of or relating to a subsidiary or business unit of BAM, that are, or, when issued, will be, listed or admitted for trading on a U.S. National Securities Exchange or the TSX;

(ttt)         “Tendered Exchangeable Shares” has the meaning as provided in Section 2.13;

(uuu)       “Tendering Exchangeable Shareholder” has the meaning as provided in Section 2.13;

(vvv)      “Trading Day” means a day on which (a) trading in the applicable securities generally occurs on a U.S. National Securities Exchange or, if the applicable securities are not then listed on a U.S. National Securities Exchange, on the TSX or such other market on which the applicable securities are then traded and (b) a Last Reported Sale Price for the applicable securities is available on such securities exchange or market. If the applicable securities are not so listed, or in the case of unlisted securities, so traded, “Trading Day” means a “Business Day”;

(www)    “Transfer” means any sale, assignment, surrender, gift or transfer of ownership of, the granting or foreclosure of a pledge, mortgage, charge, security interest, hypothecation or other encumbrance, whether voluntary, involuntary, by operation of law or otherwise, or the entry into of any contract, option or other arrangement or understanding with respect to the foregoing;

(xxx)       “Transfer Agent” means TSX Trust Company, and includes any person who becomes a successor or replacement transfer agent and is deemed to refer to all successors, including, without limitation, by operation of law, of such transfer agent;

(yyy)       “TSX” means the Toronto Stock Exchange;

(zzz)       “Unpaid Distributions” has the meaning as provided in Section 2.4;

(aaaa)     “U.S. National Securities Exchange” means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act on which the applicable securities are listed, or if the applicable securities are not listed on an exchange so registered with the U.S. Securities and Exchange Commission, any other U.S. exchange, whether or not so registered, on which the applicable securities are listed;

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(bbbb)    “Valuation Date” means (i) the date of receipt by the Transfer Agent of a Notice of Exchange, or, if such date is not a Trading Day, the first (1st) Trading Day thereafter; or (ii) the day immediately preceding the date the Company issues a Notice of Redemption, or, if such day is not a Business Day, the Trading Day immediately preceding such day; and

(cccc)     “Valuation Period” means, with respect to any Spin-off, the ten (10) consecutive Trading Day period commencing on, and including, the Ex-Dividend Date of the Spin-off.

Actions on Non-Business Days

1.2                      Whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

Currency

1.3	Except where otherwise expressly provided herein, all amounts are stated in U.S. currency.

PART 2

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A EXCHANGEABLE LIMITED VOTING SHARES AND CLASS A-1 NON-VOTING SHARES

Special Rights and Restrictions

2.1                      The Class A Shares as a class and the Class A-1 Shares as a class, as applicable, shall have attached thereto the special rights and restrictions specified in this Part 2. Except for the voting rights set forth in Section 2.11 and Section 2.12 and the conversion rights set forth in Sections 2.18 to 2.20, the rights, privileges, restrictions and conditions attached to the Class A Shares as a class and the Class A-1 Shares as a class are identical in all respects.

DISTRIBUTIONS

Distribution Rights

2.2                        Each Exchangeable Shareholder shall be entitled to receive, and the Company shall pay thereon, as and when declared by the Board, distributions which, for greater certainty, may take the form of a dividend, a capital reduction resulting in a return of capital, or a combination of a dividend and a capital reduction, in each case in an amount for each Exchangeable Share equal to the cash dividend declared on each BAM Share on each BAM Dividend Declaration Date multiplied by the Exchange Factor in effect on the Record Date of such dividend or capital reduction (the “Exchangeable Distribution”), it being understood that Exchangeable Shareholders will not be entitled to any distributions other than the Exchangeable Distribution, except as provided in these Bye-Laws. The record and payment dates for any Exchangeable Distributions shall be such dates that the Board shall designate from time to time.

Stock Distributions, Consolidations and Subdivisions

2.3                         In the event of a stock distribution, consolidation or subdivision of the BAM Shares, a corresponding stock distribution, consolidation or subdivision may be effected in respect of the Exchangeable Shares in order to avoid the need to make an adjustment to the Exchange Factor. In addition, in the event a distribution is declared and paid on the Class B Shares consisting of Class B Shares, the Board shall, subject to applicable Law, contemporaneously declare and pay on the Exchangeable Shares an equivalent distribution on a per share basis consisting of Exchangeable Shares. In the event the Board approves, and the Company effects, a consolidation, division or subdivision of the Class B Shares into shares of a larger par value or into shares of a smaller par value, as applicable, the Board shall, subject to applicable Law, contemporaneously approve, and the Company shall contemporaneously effect, an equivalent consolidation, division or subdivision of the Exchangeable Shares. In the event the Board approves, and the Company effects, a consolidation, division or subdivision of either class of the

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Exchangeable Shares into shares of a larger par value or into shares of a smaller par value, as applicable, the Board shall, subject to applicable Law, contemporaneously approve, and the Company shall contemporaneously effect, an equivalent consolidation, division or subdivision of both classes of Exchangeable Shares. For greater certainty, no consent or resolution of the holders of the Class A Shares, Class A-1 Shares, Class B Shares, Class C Shares or any other class of shares will be required in connection with the consolidation, division or subdivision of the Class A Shares or Class A-1 Shares, as applicable.

Unpaid Distributions

2.4                       If the full amount of a Exchangeable Distribution is not paid on the payment date for any dividend declared by the BAM Board on the BAM Shares, then such Exchangeable Distribution shall accrue and accumulate (without interest), whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, declared or authorized (such amounts, the “Unpaid Distributions”). Any distribution payment made on the Class A Shares, Class A-1 Shares or Class B Shares shall first be credited against the earliest accumulated Unpaid Distributions due with respect to such shares which remains payable.

Payment of Distributions

2.5                       Cheques of the Company may be issued in respect of all Exchangeable Distributions contemplated by Section 2.2 and the sending of such cheque to each Exchangeable Shareholder will satisfy the cash distribution represented thereby unless the cheque is not paid on presentation. Subject to the requirements of applicable Law with respect to unclaimed property, no Exchangeable Shareholder will be entitled to recover by action or other legal process against the Company any distribution that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of two years from the date on which such distribution was first payable.

RANKING

Ranking of the Class A Shares and Class A-1 Shares

2.6                       The Class A Shares, the Class A-1 Shares and the Class B Shares shall, as to the payment of distributions and return of capital in a Liquidation Event, rank pari passu with each other, in preference to the Junior Preferred Shares and the Class C Shares, and after the Senior Preferred Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of distributions (if, as and when declared) and on a return of capital on the liquidation, dissolution or winding up the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for purposes of winding up its affairs.

VOTING

Voting Rights of Class A Shares

2.7                      Except as expressly provided herein, each Class A Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A Shareholder shall be entitled to cast one vote for each Class A Share held at the record date for the determination of shareholders entitled to vote on any matter. Except as required by Law and except for any matter that only requires the approval of the holders of the Class C Shares as set out in this Schedule “A” and except for voting in respect of the election of Directors, all resolutions of shareholders must be passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution, and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class B Shares who vote in respect of the resolution. For greater certainty, at any time that there are no Class A Shares outstanding, no approval of the holders of Class A Shares will be required for any resolution and at any time that there are no Class B Shares outstanding, no approval of the holders of Class B Shares will be required for any resolution.

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2.8                      Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class A Shares shall be entitled to elect one-half of the Board, provided that, at any time that there are no Class B Shares outstanding, the Class A Shares will be entitled to elect the full Board.

2.9                      As provided for in Bye-Law 85, each holder of Class A Shares has the right to cast a number of votes equal to the number of votes attached to the Class A Shares held by the holder multiplied by the number of directors designated for election by all holders of Class A Shares. A holder of Class A Shares may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Amendment with Approval of Class A Shareholders

2.10                     In addition to any other approvals required by Law, any approval given by the Class A Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares or any other matter requiring the approval or consent of the Class A Shareholders as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than a majority of the votes cast on such amendment at a meeting of Class A Shareholders duly called and held for such purpose.

Voting Rights of Class A-1 Shares

2.11                     Except as otherwise expressly provided herein or as required by Law, each Class A-1 Shareholder shall be entitled to notice of, and to attend, any meetings of shareholders of the Company (except meetings at which only holders of another specified class or series of shares are entitled to vote), but shall not otherwise be entitled to vote at any such meeting.

Amendment with Approval of Class A-1 Shareholders

2.12                      In addition to any other approvals required by Law, any approval given by the Class A-1 Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A-1 Shares or any other matter requiring the approval or consent of the Class A-1 Shareholders as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than a majority of the votes cast on such amendment at a meeting of Class A-1 Shareholders duly called and held for such purpose.

EXCHANGE RIGHTS

Exchange at the Option of the Exchangeable Shareholder

2.13                      Subject to applicable Law, each Exchangeable Shareholder shall have the right (the “Exchange Right”) to require BAM to acquire all or such portion of the Exchangeable Shares registered in the name of such Exchangeable Shareholder specified in a Notice of Exchange delivered to the Transfer Agent by or on behalf of such Exchangeable Shareholder (such Exchangeable Shares being hereafter referred to as “Tendered Exchangeable Shares” and such Exchangeable Shareholder, the “Tendering Exchangeable Shareholder”) for the BAM Shares Amount per Tendered Exchangeable Share or, if BAM elects in its sole and absolute discretion, the Cash Amount (in lieu of the BAM Shares Amount per Tendered Exchangeable Share), plus, in either case, a cash amount equal to any Unpaid Distributions per Tendered Exchangeable Share. Notwithstanding the foregoing, (i) for so long as there is not an effective registration statement for the delivery of the BAM Shares Amount for the Tendered Exchangeable Shares, BAM will not be required to deliver a Cash Amount (in lieu of the BAM Shares Amount for any Tendered Exchangeable Shares) in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period, provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period; and (ii) a Notice of Exchange will not be accepted, and no Exchange Right may be exercised, during the 15 business days prior to the Specified Redemption Date or the occurrence of a Liquidation Event or a BAM Liquidation Event.

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Notice of Exchange

2.14                     An Exchangeable Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent from time to time and communicated to the Exchangeable Shareholders by the Company, BAM or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent. The Transfer Agent shall promptly notify BAM and the Rights Agent of the receipt of a Notice of Exchange.

Satisfaction of Exchange Rights

2.15                     After receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Transfer Agent, BAM or its transfer agent may reasonably require, BAM will acquire the applicable Tendered Exchangeable Shares on or prior to the Specified Exchange Date. BAM will deliver or cause to be delivered to the Tendering Exchangeable Shareholder, at the address of the holder recorded in the register of the Company for the Class A Shares or Class A-1 Shares, as applicable, or at the address specified in the holder’s Notice of Exchange, either (i) the BAM Shares Amount, or (ii) the Cash Amount, as BAM may determine in its sole and absolute discretion, together with a cash amount for each Tendered Exchangeable Share equal to any Unpaid Distributions per Tendered Exchangeable Share ((i) or (ii), plus such Unpaid Distributions collectively being the “Exchange Consideration”) and such delivery of such Exchange Consideration by or on behalf of BAM will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should BAM elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in Section 2.5.

2.16                     Any Tendering Exchangeable Shareholder shall have no further right, with respect to any Tendered Exchangeable Shares redeemed, repurchased or exchanged, to receive any distributions on the Exchangeable Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Exchangeable Shareholder shall continue to own each Exchangeable Share subject to any Notice of Exchange, and be treated as an Exchangeable Shareholder with respect to each such Exchangeable Share for all other purposes of these Bye-Laws, until such Exchangeable Share has been acquired in accordance with Section 2.15. A Tendering Exchangeable Shareholder shall have no rights as a shareholder of BAM with respect to any BAM Shares to be received by such Tendering Exchangeable Shareholder in exchange for Tendered Exchangeable Shares pursuant to Section 2.13 until such BAM Shares have been issued to such Tendering Exchangeable Shareholder.

2.17                  If BAM does not satisfy its obligations under section 2.13 to deliver the Exchange Consideration to a Tendering Exchangeable Shareholder within ten (10) Business Days after the Specified Exchange Date, such Tendering Exchangeable Shareholder shall have the right, pursuant to the Rights Agreement, to institute and maintain any suit, action or proceeding against BAM in any court of competent jurisdiction to enforce, or otherwise act in respect of, the obligations of BAM to deliver the Exchange Consideration, and each Exchangeable Shareholder shall be made a third party beneficiary of the Rights Agreement and shall have the full right to enforce the Rights Agreement in accordance with its terms as if it were a signatory thereto.

CONVERSION RIGHTS

Conversion at the Option of the Class A-1 Shareholder

2.18                     Subject to and in compliance with the provisions of this Section 2.18 and applicable Law, each Class A-1 Shareholder shall be entitled, from time to time, to convert any Class A-1 Shares held by it into Class A Shares on a one for one basis (the “Conversion Right”). No Class A-1 Shareholder shall be permitted to convert its Class A-1 Shares, and the Company will not authorize or effect any conversions of Class A-1 Shares, unless the requesting holder has provided satisfactory evidence to the Company that either (i) such Class A-1 Shareholder and its affiliates will not, after giving effect to the conversion, directly or indirectly, beneficially own, control or hold with the power to vote more than 9.9% of the Class A Shares or (ii) such Class A-1 Shareholder and its affiliates have received all required regulatory approvals and consents or, if applicable exemptions or waivers, to beneficially own, control or hold with the power to vote more than 9.9% of the Class A Shares, as determined by the Company acting reasonably (the “Regulatory Condition”). The right of conversion herein provided for may be exercised by notice in writing given to the Transfer Agent (a “Notice of Conversion”), which notice shall specify the number of Class A-1 Shares that the Class A-1 Shareholder desires to have converted (the “Conversion Amount”).

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Notice of Conversion

2.19                  A Class A-1 Shareholder must deliver a Notice of Conversion either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent from time to time and communicated to the Class A-1 Shareholders by the Company, BAM or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent. The Transfer Agent shall promptly notify the Company of the receipt of a Notice of Conversion.

2.20                     No Notice of Conversion will be accepted during (i) the calendar month in which quarterly distributions are paid to the Exchangeable Shareholders or the Class A Shareholder, or (ii) during the period commencing 10 business days prior to the Record Date for any special dividend or stock distribution and up to and including on the payment date for such dividend (the “Conversion Blackout Period”). Any notice of conversion purported to be delivered to the Company during a Conversion Blackout Period will be deemed to have been received on the business day immediately following the date on which a Conversion Blackout Period expires.

Satisfaction of Conversion Rights

2.21                   Upon receipt of a Notice of Conversion, and subject to the satisfaction of the Regulatory Condition set forth in Section 2.18 and Section 2.20, and any other provisions of any applicable Laws, the Company will, on or prior to the Specified Conversion Date, redeem the Class A-1 Shares subject to the Notice of Conversion in exchange for the issue and delivery to the converting Class A-1 Shareholder of the requisite number of Class A Shares and the Transfer Agent shall cancel the converted Class A-1 Shares subject to the Notice of Conversion effective concurrently therewith.

2.22                   Any converting Class A-1 Shareholder shall have no further right, with respect to any Class A-1 Shares converted, to receive any distributions on the Class A-1 Shares with a Record Date on or after the Specified Conversion Date. Each converting Class A-1 Shareholder shall continue to own each Class A Share subject to any Notice of Conversion, and be treated as a Class A-1 Shareholder with respect to each such Class A-1 Share for all other purposes of these Bye-Laws, until such Class A-1 Share has been converted in accordance with Section 2.18.

REDEMPTION RIGHTS

Redemption

2.23                   If the Company delivers or causes to be delivered a Notice of Redemption to the Exchangeable Shareholders, which Notice of Redemption may be subject to one or more conditions as determined by the Board, the Company shall, subject to the satisfaction of such conditions, redeem all of the issued and outstanding Exchangeable Shares on the Specified Redemption Date. Subject to the prior written approval of the Class C Shareholders, the Company may deliver a Notice of Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a)          the total number of Class A Shares (retroactively adjusted to reflect any consolidations, divisions or subdivisions) outstanding decreases by 50% or more over any 6-month period;

(b)           the daily aggregate market value of the outstanding Class A Shares (based on the Class A Share Value multiplied by the number of outstanding Class A Shares on each such day) (i) is less than $250 million for more than six consecutive months or (ii) decreases by 50% or more from its high over any three-month period;

(c)            a Person acquires 90% of the BAM Shares in a take-over bid (as defined by Applicable Securities Laws);

(d)            the shareholders of BAM approve an acquisition of BAM by way of arrangement, amalgamation or similar transaction;

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(e)           the shareholders of BAM approve a restructuring or other reorganization of BAM or a BAM Liquidation Event is pending;

(f)           there is a pending sale of all or substantially all the assets of BAM;

(g)           there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(h)           the Board, in its sole discretion, concludes that the Exchangeable Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Redemption Procedure

2.24                   In the event of a redemption of the Exchangeable Shares, the Company shall, at or prior to Close of Business on the Specified Redemption Date, pay to each Exchangeable Shareholder either (i) the BAM Shares Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Exchangeable Share equal to any Unpaid Distributions per Exchangeable Share ((i) or (ii), plus such Unpaid Distributions collectively being the “Redemption Consideration”) and such delivery of such Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Exchangeable Shares. Should the Company elect to satisfy its obligation to redeem the Exchangeable Shares by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in Section 2.5.

2.25                     Each Exchangeable Shareholder shall continue to own each Exchangeable Share subject to any Notice of Redemption, and be treated as a Class A Shareholder or Class A-1 Shareholder, as applicable, with respect to each such Exchangeable Share, until such Exchangeable Share has been redeemed in accordance with Section 2.24. A Exchangeable Shareholder shall have no rights as a shareholder of BAM with respect to any BAM Shares to be received by such Exchangeable Shareholder on a redemption of Exchangeable Shares pursuant to Section 2.24 until such BAM Shares have been issued to such Class A Shareholder.

BAM Redemption Call Right

2.26                     Notwithstanding the provisions in Sections 2.23 to 2.24 above, in the event the Company provides a Notice of Redemption to each Exchangeable Shareholder, BAM shall have an overriding right to acquire, or cause its affiliate to acquire, all, but not less than all, of the Exchangeable Shares from each Exchangeable Shareholder by delivering the Redemption Consideration (the form of Redemption Consideration to be determined by BAM in its sole and absolute discretion) in accordance with Section 2.24, mutatis mutandis, in satisfaction of the obligations of the Company as set out therein (such right being the “Redemption Call Right”), and in the event of the exercise by BAM of the Redemption Call Right, each Exchangeable Shareholder will be obligated to sell all Exchangeable Shares held by such Exchangeable Shareholder to BAM (or its affiliate, as applicable) on delivery by BAM (or its affiliate, as applicable) to such Exchangeable Shareholder of the Redemption Consideration and the Company will have no obligation to pay any Redemption Consideration to the holders of such Exchangeable Shares so purchased by BAM.

2.27                 In order to exercise its Redemption Call Right, BAM must notify the Transfer Agent in writing, as agent for the holders of Exchangeable Shares, and the Company, of its intention to exercise such right at least 10 days before the Specified Redemption Date.

LIQUIDATION

Liquidation Rights

2.28                     Upon any liquidation, dissolution, winding up of the Company or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary (a “Liquidation Event”), including where substantially concurrent with the liquidation, dissolution, or winding up of BAM or any

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other distribution of BAM’s assets among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary (a “BAM Liquidation Event”), each Exchangeable Shareholder shall, subject to the exercise of the Liquidation Call Right, be entitled to, on the effective date of the Liquidation Event (the “Liquidation Date”) either, as the Company may determine in its sole and absolute discretion, one BAM Share for each Exchangeable Share then held or an amount in cash for each Exchangeable Share then held equal to the BAM Share Value on the Trading Day immediately preceding the public announcement of the Liquidation Event (the “Liquidation Reference Date”) multiplied by the Exchange Factor (the “Liquidation Amount”).

2.29                     The rights of the Exchangeable Shareholders to receive the amount set forth in Section 2.28 is subject to:

(a)           the prior rights of holders of all classes and series of Senior Preferred Shares and any other class of shares ranking in priority or rateably with the Class A Shares or the Class A-1 Shares; and

(b)           prior payment in full of all Unpaid Distributions.

2.30                     If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Exchangeable Shareholders of the foregoing amounts set forth in Section 2.28 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Exchangeable Shareholders at the time outstanding, rateably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under Section 2.28.

BAM Liquidation Call Right

2.31                     Notwithstanding Section 2.28, BAM will have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the occurrence of any Liquidation Event, to purchase from, or cause its affiliate to purchase from, all but not less than all of the Exchangeable Shareholders on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder in exchange for the issuance by BAM of such number of BAM Shares per Exchangeable Share equal to the Exchange Factor in effect on the Liquidation Reference Date (and together with a cash amount for each Class A Share equal to any Unpaid Distributions per Class A Share, the “Liquidation Call Consideration”). In the event of the exercise of a Liquidation Call Right, each such Exchangeable Shareholder will be obligated on the Liquidation Date to sell all the Exchangeable Shares held by such holder to BAM on the Liquidation Date upon issuance by BAM to the holder of the Liquidation Call Consideration for each such Exchangeable Share, and the Company will have no obligation to pay any Liquidation Amount to the holders of such Exchangeable Shares so purchased by BAM.

2.32                     In order to exercise the Liquidation Call Right, BAM must notify the Transfer Agent in writing, as agent for the Exchangeable Shareholders and the Company, of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Company and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Company. If BAM exercises the Liquidation Call Right in accordance with this Section 2.32, all obligations of the Company under Sections 2.28 to 2.30 will terminate and on the Liquidation Date BAM will purchase and Exchangeable Shareholders will sell all of their Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Call Consideration.

OTHER RIGHTS AND RESTRICTIONS

Call Rights

2.33                     Each Exchangeable Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge each of the Redemption Call Right and the Liquidation Call Right, in each case, in favour of BAM, and the overriding nature thereof in connection with the exercise of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of BAM as herein provided.

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No Fractional BAM Shares

2.34                  Notwithstanding anything to the contrary set forth herein, no fractional BAM Shares shall be issued in connection with (i) the satisfaction of Exchange Rights, (ii) a redemption or acquisition of the Exchangeable Shares by the Company or pursuant to the Redemption Call Right, or (iii) a Liquidation Event. In lieu of any fractional BAM Shares to which a Tendering Exchangeable Shareholder or a Exchangeable Shareholder, as applicable, would otherwise be entitled in circumstances (i)-(iii) in the immediately preceding sentence, the Company or BAM, as applicable, shall pay a cash amount equal to the BAM Share Value on the Trading Day immediately preceding the Exchange Date, Specified Redemption Date or Liquidation Date, as applicable, multiplied by such fraction of a BAM Share.

Withholding Taxes

2.35                     Each Tendering Exchangeable Shareholder or Exchangeable Shareholder, as applicable, shall be required to pay to the Company or BAM, as applicable, the amount of any tax withholding due upon the exchange of Exchangeable Shares, the redemption of the Exchangeable Shares, the conversion of the Class A-1 Shares, or the exchange of Exchangeable Shares on a Liquidation Event, and will be deemed to have authorized the Company or BAM, as applicable, to retain such portion of the Exchange Consideration, the Conversion Amount, the Redemption Consideration, the Liquidation Amount or the Liquidation Call Consideration, as applicable, as the Company or BAM reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this Section 2.35, the Company or BAM, as applicable, shall (i) give each Tendering Exchangeable Shareholder or Exchangeable Shareholder, as applicable, within three (3) Business Days after receipt of a Notice of Exchange, or delivery of a Notice of Redemption, a Notice of Conversion, a notice of a Liquidation Event or a notice of the exercise of the Redemption Call Right or the Liquidation Call Right, as applicable, notice of the Company’s or BAM’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the exchange of Tendered Exchangeable Shares, the redemption of the Exchangeable Shares, the conversion of the Class A-1 Shares, or the exchange of Exchangeable Shares on a Liquidation Event, (ii) provide the Tendering Exchangeable Shareholder or Exchangeable Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and (iii) reasonably cooperate with the Tendering Exchangeable Shareholder or Exchangeable Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this Section 2.35; provided that any determination with respect to the tax withholding shall be made by the Company, BAM or an affiliate of BAM, as applicable, in its sole discretion exercised in good faith.

PART 3

SPECIAL RIGHTS AND RESTRICTIONS

CLASS B LIMITED VOTING SHARES

Special Rights and Restrictions

3.1                       The Class B Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 3.

Distribution Rights

3.2                       Each Class B Shareholder shall be entitled to receive, and the Company shall declare and pay thereon, distributions that, for greater certainty, may take the form of dividends, capital reductions resulting in a return of capital, or a combination of dividends and capital reductions, on the Class B Shares in the same amount and at the same time as the declaration and payment of any Exchangeable Share Distributions. Sections 2.2 to 2.5 shall apply in their entirety, mutatis mutandis, to distributions on the Class B Shares.

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Stock Distributions, Consolidations and Subdivisions

3.3                      In the event a distribution is declared and paid on the (i) Class A Shares consisting of Class A Shares and/or (ii) Class A-1 Shares consisting of Class A-1 Shares, the Board shall, subject to applicable Law, contemporaneously declare and pay on the Class B Shares an equivalent distribution on a per share basis consisting of Class B Shares. In the event the Board approves, and the Company effects, a consolidation, division or subdivision of the Class A Shares or the Class A-1 Shares into shares of a larger par value or into shares of a smaller par value, as applicable, the Board shall, subject to applicable Law, contemporaneously approve, and the Company shall contemporaneously effect, an equivalent consolidation, division or subdivision of the Class B Shares. For greater certainty, no consent or resolution of the holders of the Class A Shares, Class A-1 Shares, Class B Shares, Class C Shares or any other class of shares will be required in connection with the consolidation, division or subdivision of the Class B Shares.

Ranking of the Class B Shares

3.4                      The Class B Shares shall, as to the payment of distributions and return of capital in a Liquidation Event, rank pari passu with the Class A Shares, Class A-1 Shares, junior to the Senior Preferred Shares and any other shares ranking senior to the Class B Shares, and senior to the Class C Shares and the Junior Preferred Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of distributions and return of capital in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for purposes of winding up its affairs.

Voting Rights

3.5                      Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class B Shareholder shall be entitled to cast one vote for each Class B Share held at the record date for the determination of shareholders entitled to vote on any matter. Except as required by Law and except for any matter that only requires the approval of the holders of the Class C Shares as set out in this Schedule “A” and except for voting in respect of the election of Directors, all resolutions must be passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class B Shares who vote in respect of the resolution, and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution. For greater certainty, at any time that there are no Class A Shares outstanding, no approval of the holders of Class A Shares will be required for any resolution and at any time that there are no Class B Shares outstanding, no approval of the holders of Class B Shares will be required for any resolution.

3.6                       Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class B Shares shall be entitled to elect one-half of the Board, provided that, at any time that there are no Class A Shares outstanding, the Class B Shares will be entitled to elect the full Board.

3.7                       As provided for in Bye-Law 85, each holder of Class B Shares has the right to cast a number of votes equal to the number of votes attached to the Class B Shares held by the holder multiplied by the number of directors to be elected by all holders of Class B Shares. A holder of Class B Shares may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Amendment with Approval of Class B Shareholders

3.8                       In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the Class B Shareholders given as hereinafter specified.

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3.9                      The approval of the Class B Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class B Shareholders or passed by the affirmative vote of at least a majority of the votes cast at a meeting of the Class B Shareholders duly called for that purpose. On every poll taken at every meeting of the Class B Shareholders as a class, each Class B Shareholder entitled to vote thereat shall have one vote in respect of each Class B Share held.

Liquidation Rights

3.10                     Upon any Liquidation Event, including where substantially concurrent with a BAM Liquidation Event, each Class B Share shall rank pari passu with each Class A Share, Class A-1 Share and Sections 2.28 to 2.30 of these Bye-Laws shall apply in their entirety, mutatis mutandis to the Class B Shares, except that the Liquidation Call Right is only applicable to the Class A Shares.

Transfer Restrictions

3.11                     The Class B Shares may not be Transferred to any Person other than to BAM, any of the shareholders from time to time of the trustee of the holder of the Class B Shares (the “BAM Re Class B Partners”), current and former executives of BAM (“Partners”) or any Person controlled by BAM, a BAM Re Class B Partner or a Partner. If any Class B Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class B Shares to the transferee, (ii) any rights to vote attaching to the Class B Shares so Transferred may not be exercised by any Person, (iii) any payment by the Company on the Class B Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iv) any rights that an ineligible transferee may have as a result of being a holder of Class B Shares shall be null and void, in each case, until such time as such Transfer is cancelled.

PART 4

SPECIAL RIGHTS AND RESTRICTIONS

CLASS C NON-VOTING SHARES

Special Rights and Restrictions

4.1                       The Class C Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 4.

Distribution Rights

4.2                      Class C Shareholders shall be entitled to receive, as and when declared by the Board, out of any assets of the Company legally available therefor, distributions which, for greater certainty, may take the form of dividends, capital reductions resulting in a return of capital, or a combination of dividends and capital reductions, as may be declared from time to time by the Board. The Class C Shareholders shall not be entitled to receive distributions unless and until the Company has paid any Unpaid Distributions. The record and payment dates for distributions on Class C Shares shall be such date that the Board shall designate from time to time.

Stock Distributions, Consolidations and Subdivisions

4.3                      In the event a distribution is declared and paid on the (i) Class A Shares consisting of Class A Shares and/or (ii) Class A-1 Shares consisting of Class A-1 Shares, the Board may, but is not obligated to, subject to applicable Law, contemporaneously declare and pay on the Class C Shares an equivalent distribution on a per share basis consisting of Class C Shares. In the event the Board approves a consolidation, division or subdivision of the Class A Shares or the Class A-1 Shares into shares of a larger par value or into shares of a smaller par value, as applicable, the Board may, but is not obligated to, subject to applicable Law, contemporaneously approve an equivalent consolidation,

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division or subdivision of the Class C Shares. For greater certainty, no consent or resolution of the holders of the Class A Shares, Class A-1 Shares, Class B Shares or any other class of shares will be required in connection with the consolidation, division or subdivision of the Class C Shares.

Ranking of the Class C Shares

4.4                      The Class C Shares shall, as to the payment of distributions and return of capital in a Liquidation Event, rank junior to the Preferred Shares, the Class A Shares, Class A-1 Shares and the Class B Shares and senior over any other shares ranking junior to the Class C Shares with respect to priority in payment of distributions and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

Voting Rights

4.5                      Except as otherwise expressly provided herein or as required by Law, each Class C Shareholder shall be entitled to notice of, and to attend, any meetings of shareholders of the Company, but shall not otherwise be entitled to vote at any such meeting.

4.6                      The following matters shall require prior written consent of all of the holders of the Class C Shares:

(a)           the exercise by the Company of its redemption rights pursuant to Section 2.23;

(b)           any amendment to the Company’s memorandum of association or these Bye-Laws (including for greater certainty, any amendment to the terms of the Class A Shares, the Class A-1 Shares, Class B Shares or any other shares ranking ahead of the Class C Shares);

(c)           any merger or similar reorganization of the Company (including a sale of all or substantially all of its assets);

(d)           a continuance of the Company to another jurisdiction; and

(e)           the commencement of a voluntary liquidation of the Company, other than a voluntary liquidation commenced under Section 4.12.

4.7                      Notwithstanding the foregoing, at any time that there are no Class A Shares, no Class A-1 Shares, and no Class B Shares outstanding, the holders of Class C Shares shall be entitled to notice of, and to attend and vote at, all meetings of shareholders of the Company (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast at any such meeting one vote per Class C Share, including with respect to the election of directors.

Amendment with Approval of Class C Shareholders

4.8                       In addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Class C Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class C Shares given as hereinafter specified.

4.9                       The approval of the Class C Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class C Shares as a class or in respect of any other matter requiring the consent of the Class C Shareholders (including the matters set out in Section 4.6) may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class C Shareholders or passed by the affirmative vote of at least a majority of the votes cast at a meeting of the Class C Shareholders duly called for that purpose. On every poll taken at every meeting of the Class C Shareholders as a class, each Class C Shareholder entitled to vote thereat shall have one vote in respect of each Class C Share held.

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Liquidation Rights

4.10                    Upon any Liquidation Event, including where substantially concurrent with a BAM Liquidation Event, the Class C Shareholders shall be entitled to receive on the Liquidation Date the assets and property of the Company remaining, if any, after the prior payments of the amounts set forth in Section 4.11.

4.11                     The rights of the Class C Shareholders to receive the amounts set forth in Section 4.10 is subject to the prior rights of holders of all classes and series of Preferred Shares, Class A Shares, Class A-1 Shares, Class B Shares and any other class of shares ranking in priority or rateably with the Class C Shares.

4.12                     The Class C Shareholders may resolve, by way of a written resolution signed by all of the Class C Shareholders or passed by the affirmative vote of all of the Class C Shareholders at a meeting of Class C Shareholders called for that purpose, that the Company commence a members’ voluntary liquidation of the Company in the event of the occurrence of any of the following circumstances:

(a)           the total number of Class A Shares (retroactively adjusted to reflect any consolidations, divisions or subdivisions) outstanding decreases by 50% or more over any 6-month period;

(b)           the daily aggregate market value of the outstanding Class A Shares (based on the Class A Share Value multiplied by the number of outstanding Class A Shares on each such day) (i) is less than $250 million for more than six consecutive months or (ii) decreases by 50% or more from its high over any three-month period;

(c)           a Person acquires 90% of the BAM Shares in a take-over bid (as defined by Applicable Securities Laws);

(d)           the shareholders of BAM approve a sale of all or substantially all of the assets of BAM or an acquisition of BAM by way of arrangement, amalgamation or similar transaction;

(e)           the shareholders of BAM approve a restructuring or other reorganization of BAM or a BAM Liquidation Event is pending;

(f)           there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in materially adverse tax or regulatory consequences for the Company or the shareholders of the Company;

(g)           the Class C Shareholders, in good faith, conclude that the Class C Shareholders are materially adversely impacted by an external fact unrelated to the Company, a change, or other circumstance relating to the Company that was not known to the Company on the effective date of the issuance of the Class C Shares; or

(h)           on any day during the months of January and June commencing in 2022 and every year thereafter, more than 20% of the total number of Class A Shares outstanding are controlled by one person or group of persons acting jointly or in concert within the meaning of Applicable Securities Laws;

provided that, (i) in the case of all circumstances other than (b) above, the circumstance cannot be cured within a period of 30 days, (ii) the rights of the Class C Shareholders under this Section 4.12 will only be exercisable following the expiration of such 30-day cure period (or, in the case of (b), following the occurrence of the event) and shall expire (A) in the case of all circumstances other than (h) above, on the 90th day thereafter, and (B) in the case of (h) above, on the 60th day thereafter, and (iii) in the case of (h) above, the right under this Section 4.12 will only be exercisable in the event that more than 20% of the total number of Class A Shares outstanding are controlled by one person or group of persons acting jointly and in concert within the meaning of Applicable Securities Laws at the time such right is exercised.

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4.13                   Any resolution of the Class C Shareholders passed or adopted pursuant to Section 4.12, and the related voluntary liquidation of the Company, may be conditional upon the completion of any one or more of the events enumerated in Section 4.12.

4.14                     For greater certainty, no consent or resolution of the holders of the Class A Shares, Class A-1 Shares, Class B Shares or any other class of shares will be required in connection with the commencement of a members’ voluntary liquidation of the Company by the Class C Shareholders under Section 4.12. Any such members’ voluntary liquidation of the Company will be subject to applicable Law (including any necessary regulatory approvals), and subject to no less than 60 days’ prior written notice of the date of liquidation being provided to holders of Class A Shares and Class B Shares.

Conversion of Exchangeable Shares

4.15                     Any Class C Shareholder shall be entitled at any time to have any or all of such Class C Shareholder’s Exchangeable Shares converted into a number of Class C Shares (which may include a fraction of a Class C Share) at a conversion rate, for each such Exchangeable Share in respect of which the conversion right is exercised, equal to the number obtained by dividing the fair market value of a Exchangeable Share by the fair market value of a Class C Share, in each case as determined by the Board (the “Class C conversion number”). If the Class C conversion number from time to time is not equal to one (1), then the conversion may include any subdivision or consolidation of the Class C Shares necessary so that (a) the Class C conversion number (calculated immediately after giving effect to the subdivision or consolidation of the Class C Shares but before the conversion is completed) will become one (1) and (b) the Exchangeable Shares to be converted will be converted into the same number of Class C Shares. The right of conversion herein provided for may be exercised by notice in writing given to the Transfer Agent (a “Class C Conversion Notice”), which notice shall specify the number of Exchangeable Shares that the Class C Shareholder desires to have converted. Upon receipt of a Class C Conversion Notice, the Company shall, subject to applicable Law, promptly redeem the Exchangeable Shares subject to the Class C Conversion Notice in exchange for the issue to the converting Class C Shareholder of the requisite number of Class C Shares and the Transfer Agent shall cancel the converted Exchangeable Shares subject to the Class C Conversion Notice effective concurrently therewith.

Transfer Restrictions

4.16                     The Class C Shares may not be Transferred to any Person other than to BAM or a Person controlled by BAM. If any Class C Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class C Shares to the transferee, (ii) any payment by the Company on the Class C Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iii) any rights that an ineligible transferee may have as a result of being a holder of Class C Shares shall be null and void, in each case, until such time as such Transfer is cancelled.

PART 5

SPECIAL RIGHTS AND RESTRICTIONS

SENIOR PREFERRED SHARES

Special Rights and Restrictions

5.1                       Subject to the rights, if any, of the holders of issued shares of the Company, the Senior Preferred Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 5.

Directors’ Right to Issue in One or More Series

5.2                       The Senior Preferred Shares may be issued at any time or from time to time in one or more series as determined by the Board, without the consent or resolution of the holders of Class A Shares, Class A-1 Shares, Class B Shares, Class C Shares or any other class of shares. Before any Senior Preferred Shares of a series are issued, the Board shall, subject to applicable Law, by resolution:

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(a)           determine the maximum number of shares of any of those series of shares that the Company is authorized to issue, determine that there is no maximum number or, if none of the shares of that series is issued, alter any determination so made;

(b)           create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created; and

(c)           attach (which may be evidenced by way of certificate of designation, resolution of the Board or such other evidence as the Board may determine by resolution) special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of distributions, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase, retraction or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of distributions on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions but no special right or restriction so created, defined or attached shall contravene the provisions of Sections 5.3 and 5.4, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.

Ranking of the Senior Preferred Shares

5.3                      The Senior Preferred Shares of each series shall, as to the payment of distributions and return of capital in a Liquidation Event, rank on a parity with the Senior Preferred Shares of every other series and senior to the Junior Preferred Shares, the Class A Shares, the Class A-1 Shares the Class B Shares and the Class C Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of distributions and return of capital in a Liquidation Event.

Voting

5.4                      Except as hereinafter referred to or as required by Law or unless provision is made in these Bye-Laws relating to any series of Senior Preferred Shares that such series is entitled to vote, the holders of the Senior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

Amendment with Approval of Holder of Senior Preferred Shares

5.5                      In addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Senior Preferred Shares given as hereinafter specified.

5.6                      The approval of the holders of the Senior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Senior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Senior Preferred Shares may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Senior Preferred Shares or passed by the affirmative vote of at least majority of the votes cast at a meeting of the holders of the Senior Preferred Shares duly called for that purpose. On every poll taken at every meeting of the holders of the Senior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Senior Preferred Shares, each holder of Senior Preferred Shares entitled to vote thereat shall have one vote in respect of each Senior Preferred Share held.

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PART 6

SPECIAL RIGHTS AND RESTRICTIONS

JUNIOR PREFERRED SHARES

Special Rights and Restrictions

6.1                      Subject to the rights, if any, of the holders of issued shares of the Company, the Junior Preferred Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 6.

Directors’ Right to Issue in One or More Series

6.2                      The Junior Preferred Shares may be issued at any time or from time to time in one or more series as determined by the Board, without the consent or resolution of the holders of Class A Shares, Class A-1 Shares, Class B Shares, Class C Shares or any other class of shares. Before any Junior Preferred Shares of a series are issued, the Board shall, subject to applicable Law, by resolution:

(a)           determine the maximum number of shares of any of those series of shares that the Company is authorized to issue, determine that there is no maximum number or, if none of the shares of that series is issued, alter any determination so made;

(b)           create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created; and

(c)           attach (which may be evidenced by way of certificate of designation, resolution of the Board or such other evidence as the Board may determine by resolution) special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of distributions, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase, retraction or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of distributions on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions but no special right or restriction so created, defined or attached shall contravene the provisions of Sections 6.3 and 6.4, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.

Ranking of the Junior Preferred Shares

6.3                      The Junior Preferred Shares of each series shall, as to the payment of distributions and return of capital in a Liquidation Event, rank on a parity with the Junior Preferred Shares of every other series, junior to the Senior Preferred Shares, the Class A Shares, the Class A-1 Shares, and the Class B Shares, and senior to the Class C Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of distributions and in return of capital in a Liquidation Event.

Voting

6.4                      Except as hereinafter referred to or as required by Law or unless provision is made in these Bye-Laws relating to any series of Junior Preferred Shares that such series is entitled to vote, the holders of the Junior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

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Amendment with Approval of Holder of Junior Preferred Shares

6.5                     In addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Junior Preferred Shares given as hereinafter specified.

6.6                     The approval of the holders of the Junior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Junior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Junior Preferred Shares may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Junior Preferred Shares or passed by the affirmative vote of at least a majority of the votes cast at a meeting of the holders of the Junior Preferred Shares duly called for that purpose. On every poll taken at every meeting of the holders of the Junior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Junior Preferred Shares, each holder of Junior Preferred Shares entitled to vote thereat shall have one vote in respect of each Junior Preferred Share held.

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EXHIBIT “A”

Notice of Conversion

2022 MANAGEMENT INFORMATION CIRCULAR / B-60

NOTICE OF CONVERSION

To:	TSX TRUST COMPANY (the “Transfer Agent”)

PLEASE DELIVER YOUR CONVERSTION NOTICE AS FOLLOWS:

Via Mail:

TSX Trust Company P.O. Box 721, Agincourt, Ontario M1S 0A1 Attention: Corporate Actions

This notice is given pursuant to Section 2.18 of Schedule A to the Second Amended and Restated Bye-Laws (the “Bye-Laws”) of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”). All capitalized words and expressions used in this notice that are not otherwise defined herein have the meanings ascribed to such words and expressions in the Bye-Laws.

The undersigned hereby notifies the Transfer Agent and the Company that the undersigned irrevocably elects to convert:

☐	all Class A-1 Share(s) registered in the name of the undersigned; or

☐	Class A-1 Share(s) registered in the name of the undersigned,

into Class A Shares of the Company on a one-for-one basis (such amount of Class A-1 Share(s) elected above, being hereafter referred to herein as the “Tendered Class A-1 Shares”.

The undersigned hereby represents and warrants to the Company that either:

☐

the undersigned and its affiliates will not, after giving effect to the conversion, directly or indirectly, beneficially own, control or hold with the power to vote more than 9.9% of the Class A Shares; or

☐

the undersigned and its affiliates have received all required regulatory approvals and consents or, if applicable exemptions or waivers, to beneficially own, control or hold with the power to vote more than 9.9% of the Class A Shares, and that satisfactory evidence of the forgoing has been furnished to the Company under Appendix A attached hereto.

The undersigned hereby represents and warrants to Company that the undersigned has good title to, and owns, the Tendered Class A-1 Share(s), free and clear of all liens, claims and encumbrances whatsoever.

This notice is and will be deemed to be an offer by the undersigned to convert such Tendered Class A-1 Share(s) to Class A Share(s) in accordance with the undersigned’s Conversion Right on or prior to the Specified Conversion Date on the other terms and conditions set out in the Bye-Laws.

This Notice of Conversion must be accompanied by the certificate or certificates representing the Class A-1 Share(s) in respect of which the holder thereof desires to exercise its Conversion Right with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the holder, or his or her attorney duly authorized in writing. This Notice of Conversion will be irrevocable once received by the transfer agent.

The undersigned acknowledges that notwithstanding the foregoing, pursuant to Section 2.18 of Schedule A to the Bye-Laws, no Class A-1 Shareholder shall be permitted to convert its Class A-1 Shares, and the Company will not authorize or effect any conversions of Class A-1 Shares, unless the requesting holder has provided satisfactory evidence to the Company that either (i) such Class A-1 Shareholder and its affiliates will not, after giving effect to the conversion,

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directly or indirectly, beneficially own, control or hold with the power to vote more than 9.9% of the Class A Shares or (ii) such Class A-1 Shareholder and its affiliates have received all required regulatory approvals and consents or, if applicable exemptions or waivers, to beneficially own, control or hold with the power to vote more than 9.9% of the Class A Shares, as determined by the Company acting reasonably (the “Regulatory Condition”). The undersigned further acknowledges that if the undersigned does not provide satisfactory evidence in Appendix A hereto, that the Regulatory Condition has been met, or if the Company has reason to believe that any information provided in relation thereto is incomplete or inaccurate, the Company may determine (with the Company acting reasonably in its determination), that the undersigned has not met the Regulatory Condition and the Company will not authorize or effect any conversions of the Tendered Class A-1 Shares pursuant to this Notice of Conversion.

The undersigned acknowledges that notwithstanding the foregoing, no Notice of Conversion will be accepted during (i) the calendar month in which quarterly distributions are paid to the Exchangeable Shareholders or the Class A Shareholder, or (ii) during the period commencing 10 business days prior to the Record Date for any special dividend or stock distribution and up to and including on the payment date for such dividend (the “Conversion Blackout Period”). Any notice of conversion purported to be delivered to the Transfer Agent during a Conversion Blackout Period will be deemed to have been received on the business day immediately following the date on which a Conversion Blackout Period expires.

[Signature Page to Follow]

2022 MANAGEMENT INFORMATION CIRCULAR / B-62

(Date)

(Please print Name of the Class A-1 Shareholder)

(Please print phone number)

(Signature of Class A-1 Shareholder)

(Guarantee of Signature)

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Appendix A

Regulatory Condition Evidence

(Please attach satisfactory evidence showing that either:

(i)

the Class A-1 Shareholder and its affiliates will not, after giving effect to the conversion, directly or indirectly, beneficially own, control or hold with the power to vote more than 9.9% of the Class A Shares; or

(ii)

the undersigned and its affiliates have received all required regulatory approvals and consents or, if applicable exemptions or waivers, to beneficially own, control or hold with the power to vote more than 9.9% of the Class A Shares).

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EXHIBIT “B”

Notice of Exchange

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NOTICE OF EXCHANGE

To: TSX TRUST COMPANY (the “Transfer Agent”)

PLEASE DELIVER YOUR EXCHANGE REQUEST AS FOLLOWS:

Via Mail:

TSX Trust Company 1 Toronto Street, Suite 1200 Toronto, ON M5C 2V6 Attention: Corporate Actions

This notice is given pursuant to Section 2.13 of Schedule A to the Bye-Laws (the “Bye-Laws”) of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”). All capitalized words and expressions used in this notice that are not otherwise defined herein have the meanings ascribed to such words and expressions in the Bye-Laws.

The undersigned hereby notifies the Transfer Agent, Brookfield Asset Management Inc. (“BAM”) and the Company that the undersigned desires to have BAM acquire from the undersigned:

☐	all Exchangeable Share(s) registered in the name of the undersigned; or

☐	Exchangeable Share(s) registered in the name of the undersigned,

such amount of Exchangeable Share(s) elected above, being hereafter referred to herein as the “Tendered Exchangeable Shares”.

This notice is and will be deemed to be an offer by the undersigned to sell such Tendered Exchangeable Share(s) to BAM in accordance with the undersigned’s Exchange Right on or prior to the Specified Exchange Date for the Exchange Consideration and on the other terms and conditions set out in the Bye-Laws.

The undersigned acknowledges that notwithstanding the foregoing, (i) for so long as there is not an effective registration statement for the delivery of the BAM Shares Amount for the Tendered Exchangeable Shares, BAM will not be required to deliver a Cash Amount (in lieu of the BAM Shares Amount for any Tendered Exchangeable Shares) in excess of $5,000,000 in the aggregate over any 30 consecutive calendar day period, provided that such limit will not apply for more than 90 consecutive calendar days during any 12 calendar month period; and (ii) a Notice of Exchange will not be accepted, and no Exchange Right may be exercised, during the 15 business days prior to the Specified Redemption Date or the occurrence of a Liquidation Event or a BAM Liquidation Event.

The undersigned hereby represents and warrants to BAM that the undersigned has good title to, and owns, the Tendered Exchangeable Share(s) to be acquired by BAM, free and clear of all liens, claims and encumbrances whatsoever.

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(Date)

(Please print Name of Tendering Exchangeable Shareholder)

(Please print phone number)

(Signature of Exchangeable Shareholder)

(Guarantee of Signature)

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CURRENCY ELECTION

(To be completed only if exchange or acquisition of the Tendered Exchangeable Shares is satisfied by the Cash Amount)

Shareholders domiciled in Canada will receive the Cash Amount in Canadian dollars (CAD) and shareholders domiciled in the United States and all other countries will receive the Cash Amount in U.S. dollars (USD), unless otherwise elected below:

☐   Issue my cash entitlement payment(s) in U.S. dollars (USD).

☐   Issue my cash entitlement payment(s) in Canadian dollars (CAD).

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by the Transfer Agent, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted and (b) the risk of any fluctuation in such rate will be borne by the undersigned.

Payment Delivery Instruction

☐      Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Exchangeable Shares is to be paid by cheque and mailed to the last address of the Tendering Exchangeable Shareholder as it appears on the register of the Company or as instructed below in Exhibit A. ALL CHEQUE PAYMENTS WILL BE ISSUED TO THE REGISTERED NAME AS IT CURRENTLY APPEARS.

☐      Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Exchangeable Shares is to be paid by cheque and held for pick-up by the Tendering Exchangeable Shareholder at the principal transfer office of the Transfer Agent in Toronto, Ontario.

NOTE: This panel must be completed and such additional documents as the Transfer Agent may require must be deposited with the Transfer Agent at its principal transfer office in Toronto, Ontario. The BAM Shares Amount and any payment resulting from the exchange or acquisition of the Tendered Exchangeable Shares will be issued and registered in, and made payable to respectively, the name of the Tendering Exchangeable Shareholder as it appears on the register of the Company and the BAM Shares Amount and payment resulting from such exchange or acquisition will be delivered to such Tendering Exchangeable Shareholder as indicated above, unless the form appearing immediately below (including the signature guarantee section) is duly completed.

STATUS AS U.S. SHAREHOLDER
(Please check the appropriate box)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder by placing an “X” in the applicable box below. A “U.S. Shareholder” is any holder of Exchangeable Shares that is either (a) requesting that the Cash Amount, if applicable, is to be paid by cheque and mailed to a U.S. address (regardless whether such U.S. address is the last address of the Tendering Exchangeable Shareholder as it appears on the register of the Company or such U.S. address is provided in Exhibit A) or (b) a U.S. person for United States federal income tax purposes as defined in “Important U.S. Tax Information for U.S. Shareholders” in Exhibit B.

☐     The person signing this Notice of Exchange is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐     The person signing this Notice of Exchange is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you generally must complete the IRS Form W-9 provided in Exhibit C. If you are a U.S. Shareholder but you are not a U.S. person for U.S. federal income tax purposes, then you must complete the appropriate IRS Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Transfer Agent or download the appropriate IRS Form W-8 at www.irs.gov.

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EXHIBIT A:

Cheque Delivery Information

Date:                                 ,

Name of Person in Whose Name Payment is to be Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Exchangeable Shareholder

Guarantee of Signatures

If this Notice is signed by a person other than the registered owner(s) of the Tendered Exchangeable Share(s), or if BAM Share(s) are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of the Company or if the payment is to be issued in the name of a person other than the registered owner of the Tendered Exchangeable Share(s) such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Transfer Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

Signature guaranteed by (if required)	Dated:

Authorized Signature	Name of Authorized Representative (please print or type) (if applicable)

Name of Guarantor (please print or type)

Address (please print or type)

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EXHIBIT B:

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

The following does not constitute a summary of the tax consequences of having the Company redeem the Tendered Exchangeable Shares. Shareholders should consult their own tax advisors regarding the tax consequences of having the Company redeem the Tendered Exchangeable Shares.

For purposes of this Notice of Exchange, a U.S. person is a beneficial owner of Exchangeable Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any state or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (ii) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

To avoid backup withholding of U.S. federal income tax on the redemption of Tendered Exchangeable Shares, a U.S. Shareholder that is a U.S. person must, unless an exemption applies, provide the Transfer Agent with such holder’s correct taxpayer identification number (TIN) (which, in the case of an individual, generally is the individual’s social security number) or employer identification number (EIN), certify under penalties of perjury that such TIN or EIN is correct, and provide certain other certifications by completing the IRS Form W-9 included in this Notice of Exchange. If a U.S. Shareholder does not provide his, her, or its correct TIN or EIN or fails to provide the required certifications, the IRS may impose certain penalties on such holder, and payments to such holder upon the redemption of Tendered Exchangeable Shares may be subject to backup withholding at a rate currently equal to 24%. All U.S. Shareholders that are U.S. persons submitting this Notice of Exchange should complete and sign the IRS Form W-9 to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Transfer Agent). To the extent that a U.S. Shareholder designates another U.S. person to receive payment, such other person may be required to provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Rather, the amount of backup withholding may be credited against the U.S. federal income tax liability of the person subject to backup withholding. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Shareholder by timely providing the required information to the IRS.

If the Transfer Agent has not been provided with a properly certified TIN or EIN by the time of payment, backup withholding will apply. If the Tendered Exchangeable Shares are held in more than one name or are not in the name of the actual owner, consult the instructions on the enclosed IRS Form W-9 for guidance on which name and TIN or EIN to report.

Certain U.S. Shareholders (such as corporations and individual retirement accounts) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should enter the appropriate exempt payee code on IRS Form W-9. See the enclosed IRS Form W-9 for instructions.

A U.S. Shareholder that is not a U.S. person and is not acting on behalf of a U.S. person should not complete IRS Form W-9. Instead, to establish an exemption from backup withholding, such U.S. Shareholder should properly complete and submit an IRS Form W-8BEN, W-8BEN-E, W-8IMY, W-8ECI, or W-8EXP, as applicable, attesting to such exempt status. An appropriate IRS Form W-8 may be obtained from the Transfer Agent or on the IRS website (www.irs.gov).

ALL U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE HOW THE FOREGOING BACKUP WITHHOLDING AND REPORTING REQUIREMENTS APPLY TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

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EXHIBIT B:

IRS FORM W-9

Form to be included in adopted Bye-Laws

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EXHIBIT “C”

Notice of Redemption

To:	Exchangeable Shareholders of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”)

This notice is given pursuant to Section 2.26 of “Schedule A” of the Bye-Laws of the Company (the “Bye-Laws”). All capitalized words and expressions used in this notice that are defined in the Bye-Laws have the meanings ascribed to such words and expressions in such Bye-Laws.

The Company hereby notifies the Exchangeable Shareholders that, subject to the satisfaction of the following conditions, the Company desires to redeem all of the issued and outstanding Exchangeable Shares in accordance with the Bye-Laws:

The Company acknowledges that, subject to the satisfaction of the above conditions, this notice is and will be deemed to be an irrevocable offer by the Company to redeem all of the Exchangeable Shares on the Specified Redemption Date for the Redemption Consideration and on the other terms and conditions set out in the Bye-Laws.

Brookfield Asset Management Reinsurance Partners Ltd.

(Date)

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Appendix C – Charter of the Board1

May 2022

1.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”) is to oversee, directly and through its committees, the business and affairs of the Company, which are conducted by the Company’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by management on the Company’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a)

strategic planning – overseeing the long-term strategic-planning process within the Company and, at least annually, reviewing, approving and monitoring the strategic plan for the Company, including fundamental financial and business strategies and objectives;

(b)	risk assessment – assessing the major risks facing the Company and reviewing, approving and monitoring the manner of managing those risks;

(c)

CEO and Chief Investment Officer (“CIO”) – approving any change in the identity of the CEO or CIO under the terms of the Administration Agreement between the Company and Brookfield Asset Management Inc., as amended from time to time;

(d)	officers and senior management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e)	succession planning – monitoring the succession of key members of senior management;

(f)

communications and disclosure policy – adopting a communications and disclosure policy for the Company that ensures the timeliness and integrity of communications to shareholders, and establishing suitable mechanisms to receive stakeholder views;

(g)

Environmental, Social, Governance – overseeing the Company’s approach to Environmental, Social, and Governance matters within its corporate and asset management activities as reported to the Board by the Governance and Nominating Committee;

(h)	corporate governance – developing and promoting a set of effective corporate governance principles and guidelines applicable to the Company;

[1]

Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for Brookfield Asset Management Reinsurance Partners Ltd.’s Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance and Nominating Committee will review the Definitions for Brookfield Asset Management Reinsurance Partners Ltd.’s’ Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

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(i)

internal controls – reviewing and monitoring the controls and procedures within the Company to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(j)

culture – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of integrity throughout the Company, including compliance with the Company’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies and procedures; and

(k)

whistleblowers – in conjunction with the Audit Committee, establish whistleblower policies for the Company providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Company’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Company’s whistleblower policies and practices to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

3.	COMPOSITION AND PROCEDURES

(a)

Size of Board and Selection Process – The directors of the Company are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Shareholders may propose a nominee for election to the Board, either by means of a shareholder proposal or requisition of a special meeting of shareholders, in each case in compliance with the requirements prescribed by the Companies Act 1981 of Bermuda. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting where there is one or more casual vacancies.

(b)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Company. They should possess skills and competencies in areas that are relevant to the Company’s activities. A majority of the directors will be Independent Directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities and Unaffiliated Directors.

(c)

Director Education and Orientation – The Company’s management team is responsible for providing an orientation program for new directors in respect of the Company and the role and responsibilities of directors. In addition, directors will, as required, receive continuing education about the Company to maintain a current understanding of the Company’s business and operations.

(d)

Meetings – The Chair is responsible for approving the agenda for each Board meeting. Prior to each Board meeting, the Chair of the Board reviews agenda items for the meeting with the CEO, Chief Financial Officer and Corporate Secretary, before circulation to the full Board. The Board meets at least once each quarter: to review and approve the Company’s quarterly earnings report and consider distribution payments and to review specific items of business including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Company’s annual business plan and long-term strategy. Materials for each meeting are distributed to the directors in advance of the meeting. At the conclusion of each Board meeting, the independent and unaffiliated directors meet without any other person present. The Chair of the Board chairs these in-camera sessions.

(e)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit, Governance and Nominating and Compensation. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

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(f)

Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors, and provides a report to the Board on the findings of this process. In addition, each individual director and each committee assesses its own performance annually.

(g)

Compensation – The Governance and Nominating Committee recommends to the Board the compensation for non-management directors (it is the policy of the Company that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the Governance and Nominating Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Company and aligns the interests of the directors with the best interests of the Company.

(h)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Company.

(i)

Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Company places on them in terms of professional and personal competencies, performance, behaviour, share ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This Charter of the Board of Directors was reviewed and approved by the Board on May 4, 2022.

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Annex A

Definitions for Brookfield Asset Management Reinsurance Partners Ltd.’s

Board and Committee Charters

“Audit Committee” means the audit committee of the Board.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of International Financial Reporting Standards, as adopted by the International Accounting Standards Board, and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions, acquired through any one or more of the following:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Board Interlocks” means when two directors of one public company sit together on the board of another company.

“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.

“Environmental, Social, and Governance”:

“environmental” includes but is not limited to responsibility or experience overseeing and/or managing climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; and environmental regulatory and/or compliance matters;

“social” includes but is not limited to responsibility or experience overseeing and/or managing health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; and community/stakeholder engagement; and

“governance” includes but is not limited to responsibility or experience overseeing and/or managing board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.

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“Governance and Nominating Committee” means the governance and nominating committee of the Board.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother-in-law or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)

is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Company is not independent until three years after the end of such employment relationship;

(b)

is receiving or has received, or whose Immediate Family Member is an executive officer of the Company and is receiving or has received, during any 12-month period within the last three years more than CAD$75,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)

is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Company’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the Auditor;

(d)

is or was employed as, or whose Immediate Family Member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Company serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and

(e)

is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.

Additionally, an Independent Director for the purposes of the Audit Committee and the Compensation Committee, specifically may not:

(a)

accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Company, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the Company (within the meaning of applicable rules and regulations).

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For the purposes of the definition of Independent Director, the term Company includes any parent or subsidiary in a consolidated group with the Company.

In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance and Nominating Committees must disclose any other form of association they have with a current or former external or internal auditor of the Company to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Company (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (if) been an officer of or employed by the Company or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Company or any of its affiliates, or (iii) had any material business or professional relationship with the Company other than as a director of the Company. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Company to themselves and to the Company.

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Appendix D – Charter of the Audit Committee2

May 2022

A committee of the board of directors (the “Board”) of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Company or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three other public company audit committees, except with the prior approval of the Board. Any such determination shall be disclosed in the Company’s Management Information Circular.

The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select an acting Chair from among those Members in attendance at the meeting.

SUBCOMMITTEES

The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.

RESPONSIBILITIES

The Committee shall:

Auditor

(a)

oversee the work of the Company’s external auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)	require the Auditor to report directly to the Committee;

(c)

review and evaluate the Auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the Auditor should be appointed or re-appointed, and recommend the Auditor to the Board for appointment or re-appointment by the shareholders;

[2]

Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for Brookfield Asset Management Reinsurance Partners Ltd.’s Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance and Nominating Committee will review the Definitions for Brookfield Asset Management Reinsurance Partners Ltd.’s Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

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(d)	where appropriate, recommend to the Board to terminate the Auditor;

(e)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;

(f)	review the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees and recommend the compensation of the Auditor to the Board;

(g)	at least annually, obtain and review a report by the Auditor describing:

(i)	the Auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;

(h)

at least annually, confirm that the Auditor has submitted a formal written statement describing all of its relationships with the Company; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Chartered Professional Accountants of Canada, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;

(j)

meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the Auditor and management;

(iii)	whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the Auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the Auditor has received the full co-operation of management of the Company;

(vi)	the Auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Company;

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(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Company;

(ix)

all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;

(x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)

any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;

(k)

annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Company and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Company and its subsidiaries for the then-ended quarter;

(l)	resolve any disagreements between management and the Auditor regarding financial reporting; and

(m)	set clear policies for hiring partners and employees and former partners and employees of the Auditor.

Financial Reporting

(a)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the Auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and

(v)

all other audited or unaudited financial information, as appropriate, contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(b)

review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

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(c)

review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Company’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Company’s financial statements (commonly known as “off-balance sheet financing”);

(d)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Company during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(e)

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(f)

review the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies; and

(g)

for the financial information of any other subsidiary entity below the Company that has an audit committee which is comprised of a majority of independent directors, and which is included in the Company’s consolidated financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such subsidiary.

Internal Audit; Controls and Procedures; and Other

(a)

meet privately with the person responsible for the Company’s internal audit function (the “Internal Auditor”), as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(b)	require the Internal Auditor to report directly to the Committee;

(c)

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the Auditor, review the appointment and replacement of the Internal Auditor and review the significant reports to management prepared by the Internal Auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

(d)

review the controls and procedures that have been adopted to confirm that material financial information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of such controls and procedures;

(e)

review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Company’s ethics hotline, a referral by management, or otherwise;

(f)	periodically review the status of taxation matters of the Company; and

(g)	consider other matters of a financial nature as directed by the Board.

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LIMITATION OF AUDIT COMMITTEE ROLE

The Committee’s function is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The Auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the Auditor will be responsible for the independent audit of the financial statements. The Committee expects the Auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the Auditor believes warrant consideration or action. The Committee recognizes that the Company’s finance team, the internal audit team and the Auditor have more knowledge and information about the Company’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Company’s financial statements or internal controls or any professional certification as to the Auditor’s work.

REPORTING

The Committee will regularly report to the Board on:

(a)	the Auditor’s independence;

(b)	the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function;

(d)	the adequacy of the Company’s internal controls and disclosure controls;

(e)

its recommendations regarding the annual and interim financial statements of the Company and, to the extent applicable, any reconciliation of the Company’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Company’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

COMPLAINTS PROCEDURE

The Company’s Code of Business Conduct and Ethics (the “Code”) requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Company’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior through the Company’s reporting hotline which is managed by an independent third party. The Company also maintains a Whistleblower Policy which reinforces the Company’s commitment to providing a mechanism for employees to report suspected wrongdoing.

The Audit Committee will periodically review the procedure for the receipt, retention, treatment and follow-up of complaints received by the Company through the reporting hotline or otherwise regarding accounting, internal

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controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Company regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Company’s website at www.bamr.brookfield.com. The Management Information Circular of the Company will state that this Charter is available on the Company’s website.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Statement of Corporate Governance Practices adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Company, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.

The Company will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Company, the Internal Auditor or the Auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Companies Act (Bermuda) and the memorandum of association and bye-laws of the Company, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, and to the Chair of the Board and the Chief Executive Officer of the Company. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Company’s management to attend any or all meetings.

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This Charter of the Audit Committee was reviewed and approved by the board of directors of the Company on May 4, 2022.

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Annex A

Definitions for Brookfield Asset Management Reinsurance Partners Ltd.’s

Board and Committee Charters

“Audit Committee” means the audit committee of the Board.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of International Financial Reporting Standards, as adopted by the International Accounting Standards Board, and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions, acquired through any one or more of the following:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Board Interlocks” means when two directors of one public company sit together on the board of another company.

“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.

“Environmental, Social, and Governance”:

“environmental” includes but is not limited to responsibility or experience overseeing and/or managing climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; and environmental regulatory and/or compliance matters;

“social” includes but is not limited to responsibility or experience overseeing and/or managing health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; and community/stakeholder engagement; and

“governance” includes but is not limited to responsibility or experience overseeing and/or managing board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.

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“Governance and Nominating Committee” means the governance and nominating committee of the Board.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother-in-law or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)

is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Company is not independent until three years after the end of such employment relationship;

(b)

is receiving or has received, or whose Immediate Family Member is an executive officer of the Company and is receiving or has received, during any 12-month period within the last three years more than CAD$75,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)

is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Company’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the Auditor;

(d)

is or was employed as, or whose Immediate Family Member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Company serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and

(e)

is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.

Additionally, an Independent Director for the purposes of the Audit Committee and the Compensation Committee, specifically may not:

(a)

accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Company, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the Company (within the meaning of applicable rules and regulations).

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For the purposes of the definition of Independent Director, the term Company includes any parent or subsidiary in a consolidated group with the Company.

In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance and Nominating Committees must disclose any other form of association they have with a current or former external or internal auditor of the Company to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Company (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Company or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Company or any of its affiliates, or (iii) had any material business or professional relationship with the Company other than as a director of the Company. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Company to themselves and to the Company.

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